UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from   to

Commission File Number: 0-24006

NEKTAR THERAPEUTICS

(Exact name of registrant as specified in its charter)

Delaware	**94-3134940**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

455 Mission Bay Boulevard South

San Francisco, California 94158

(Address of principal executive offices and zip code)

415-482-5300

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value	NKTR	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. :

Large Accelerated Filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The approximate aggregate market value of voting stock held by non-affiliates of the registrant, based upon the last sale price of the registrant's common stock on the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2025, as reported on The NASDAQ Capital Market, was approximately $318 million.

As of March 11, 2026, the number of outstanding shares of the registrant's common stock was 28,687,963.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive Proxy Statement to be filed for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III hereof. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

NEKTAR THERAPEUTICS

2025 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

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Forward-Looking Statements

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of this annual report on Form 10-K, including any projections of market size, earnings, revenue, milestone payments, royalties, sales or other financial items, any statements of the plans and objectives of management for future operations (including, but not limited to, preclinical development, clinical trials and manufacturing), any statements related to our financial condition and future working capital needs, any statements related to our strategic reorganization and cost restructuring plans, any statements regarding potential future financing alternatives, any statements concerning proposed drug candidates and our future research and development plans, any statements regarding the timing for the start or end of clinical trials or submission of regulatory approval filings, any statements regarding future economic conditions or performance, any statements regarding the initiation, formation, or success of any collaboration arrangements, commercialization activities and product sales levels and future payments that may come due to us under these arrangements, any statements regarding our plans and objectives to initiate or continue clinical trials, any statements related to potential, anticipated, or ongoing litigation (including the timing for court hearings and trials) and any statements of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "believe," "may," "will," "expects," "plans," "anticipates," "estimates," "potential" or "continue," or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, such expectations or any of the forward-looking statements may prove to be incorrect and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including, but not limited to, the risk factors set forth in Part I, Item 1A "Risk Factors" below and for the reasons described elsewhere in this annual report on Form 10-K. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof and we do not intend to update any forward-looking statements except as required by law or applicable regulations. Except where the context otherwise requires, in this annual report on Form 10-K, the "Company," "Nektar," "we," "us," and "our" refer to Nektar Therapeutics, a Delaware corporation, and, where appropriate, its subsidiaries.

Trademarks

The Nektar brand and product names, including but not limited to Nektar®, contained in this document are trademarks and registered trademarks of Nektar Therapeutics in the United States (U.S.) and certain other countries. This document also contains references to trademarks and service marks of other companies that are the property of their respective owners.

Summary of Risks

We are providing the following cautionary discussion of risk factors, uncertainties and assumptions that we believe are relevant to our business. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results and our forward-looking statements. We note these factors for investors as permitted by Section 21E of the Exchange Act and Section 27A of the Securities Act. Investors in Nektar Therapeutics should carefully consider the risks described below before making an investment decision. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider this section to be a complete discussion of all potential risks or uncertainties that may substantially impact our business. Moreover, we operate in a competitive and rapidly changing environment. New factors emerge from time to time and it is not possible to predict the impact of all of these factors on our business, financial condition or results of operations.

Risks to our business are more fully described below in Item IA in this Form 10-K, which risks include, among others:

- **Risks Related to our Research and Development Efforts:**

  o   clinical drug development is a lengthy and uncertain process and we may not be able to generate and develop successful drug candidates for commercial use;

  o   we are highly dependent on the success of rezpegaldesleukin (previously referred to as NKTR-358) and our business will be significantly harmed if rezpegaldesleukin does not continue to advance in clinical studies;

  o   the outcomes from competitive immunotherapy clinical trials, and the discovery and development of new potential immunotherapies could have a material and adverse impact on the value of our pipeline;

  o   significant competition for our products and drug candidates could make our drug products or drug candidates obsolete or uncompetitive;

  o   preliminary and interim data from our clinical studies are subject to audit and verification procedures that could result in material changes in the final data and may change as more patient data become available;

  o   clinical trials for any of our drug candidates could be delayed for a variety of reasons, including delays associated with activating clinical sites and lower than anticipated patient enrollment rates, which are often outside of our control;

  o   we depend on third parties to conduct laboratory experiments, preclinical studies and clinical trials for our drug candidates and any failure of those parties to fulfill their obligations according to our instructions and protocol standards could harm our research and development plans and adversely affect our business; and.

  o   while we believe we currently have the documents, records and data that are necessary for us to continue clinical development of rezpegaldesleukin, our ability to perform important development and regulatory activities will be significantly harmed if Eli Lilly and Company fails to continue to cooperate with us in the transfer of all documents, records and data associated with the rezpegaldesleukin program.

- **Risks Related to our Financial Condition and Capital Requirements:**

  o   we have substantial future capital requirements and there is a risk we may not have access to sufficient capital to meet our current business plan;

  o   a significant source of our revenue and capital for research and development has been derived from our collaboration agreements, and if we are unable to establish collaboration partnerships with attractive commercial terms, including significant development milestones and research and development cost-sharing, our business, results of operations and financial condition could suffer; and

  o   we expect to continue to incur substantial net losses from operations and may not achieve or sustain profitability in the future.

- **Risks Related to Supply and Manufacturing:**

  o   if our contract manufacturers are not able to manufacture drugs or drug substances in sufficient quantities that meet applicable quality standards, our business, financial condition and results of operations could be harmed; and

  o   our contract manufacturers purchase some of the starting material for drugs and drug candidates from a single source or a limited number of suppliers and we are dependent on Gannet BioChem for the supply of the polyethylene glycol reagents (PEG reagents) used in the manufacture of rezpegaldesleukin and NKTR-255, and the partial or complete loss of one of these suppliers could cause production and clinical trial delays.

- **Risks Related to Intellectual Property, Litigation and Regulatory Concerns:**

  o   we or our partners may not obtain regulatory approval for our drug candidates on a timely basis, or at all;

  o   disruptions to the normal functioning of the U.S. Food and Drug Administration (FDA) and other government agencies could hinder their ability to perform required activities and may slow the time necessary for new product candidates to be reviewed and/or approved, which would adversely affect our business;

  o   patents may not issue from our patent applications for our drug candidates, patents that have issued may not be enforceable, or additional intellectual property licenses from third parties may be required, which may not be available to us on commercially reasonable terms; and

  o   from time to time, we are involved in legal proceedings and may incur substantial litigation costs and liabilities that could adversely affect our business, financial condition and results of operations.

In addition to the above-mentioned risks, our business is subject to a number of additional risks faced by businesses generally.

PART I

Item 1. Business

Nektar Therapeutics (Nektar, we) is a clinical stage, research-based drug discovery biopharmaceutical company focused on discovering and developing innovative medicines in the field of immunotherapy. Within this growing field, we direct our efforts toward creating new immunomodulatory agents that selectively induce, amplify, attenuate or prevent immune responses in order to achieve desired therapeutic outcomes. We apply our deep understanding of immunology to identify and create innovative drug candidates and use our drug development expertise to advance these molecules through preclinical and clinical development. Our pipeline of clinical-stage and preclinical-stage immunomodulatory agents targets the treatment of autoimmune diseases (e.g., rezpegaldesleukin and NKTR-0165/0166, respectively) and cancer (e.g. NKTR-255). We continue to make significant investments in building and advancing our pipeline of drug candidates as we believe that this is the best strategy to build long-term shareholder value.

Our Drug Candidates and Pipeline

By modulating the immune system, our drug candidates target pathways that play critical roles in a wide range of serious diseases. In autoimmune diseases, our focus is on addressing imbalances in the immune system to restore the body's self-tolerance mechanisms and to achieve immune homeostasis. In oncology, we are focused on activating the immune system's natural tumor-fighting mechanisms.

Autoimmune diseases

We recognize that many autoimmune diseases are caused by an imbalance in the body's immune system. A failure of the body's self-tolerance mechanisms enables the formation of pathogenic T cells that cause the immune system to mistakenly attack and damage healthy cells in a person's body. Current systemic treatments for autoimmune diseases, including corticosteroids and anti-TNF agents, suppress the immune system broadly and come with severe side effects. Pharmaceutical agents designed to rebalance the immune system by increasing the function of regulatory T cells (Treg cells), powerful inhibitory immune cells, could be used to treat patients suffering from autoimmune disorders and inflammatory diseases.

Rezpegaldesleukin

Our drug candidate rezpegaldesleukin is a potential first-in-class resolution therapeutic that may address this underlying immune system imbalance in people with autoimmune disorders and inflammatory diseases. It is designed to target the interleukin-2 (IL-2) receptor complex in the body in order to stimulate proliferation of powerful inhibitory immune cells known as Treg cells. Describing the critical role of Treg cells in maintaining balance in the immune system earned Drs. Mary E. Brunkow, Fred Ramsdell and Shimon Sakaguchi, the Nobel Prize in medicine on October 6, 2025. By activating these Treg cells, rezpegaldesleukin may act to bring the immune system back into balance. Rezpegaldesleukin is being developed as a self-administered injection for a number of autoimmune disorders and inflammatory diseases.

We developed rezpegaldesleukin and own full rights to this drug candidate. Although we previously entered into a license agreement with Eli Lilly and Company (Lilly) in 2017 (the Lilly Agreement) to develop and commercialize rezpegaldesleukin, on April 23, 2023, we received from Lilly a notice of at-will termination of the Lilly Agreement, and on April 27, 2023, we announced that we would be regaining full rights to rezpegaldesleukin.

On October 13, 2023, we announced final efficacy data from a Phase 1b study of rezpegaldesleukin in adult patients with atopic dermatitis (Phase 1b AD Study) at the European Academy of Dermatology and Venereolgy conference. The final efficacy data from the Phase 1b AD study showed that patients with moderate-to-severe atopic dermatitis that were treated with rezpegaldesleukin had dose-dependent improvements in the eczema area and severity index (EASI), validated investigated global assessment (vIGA), body surface area (BSA), and itch numeric rating scale (NRS) over twelve weeks of treatment compared to placebo, which were sustained post-treatment over an additional thirty-six weeks. Rezpegaldesleukin was well tolerated with no patients in the rezpegaldesleukin groups experiencing severe, serious, or fatal adverse events, and no anti-rezpegaldesleukin antibodies were detected.

In late October 2023, we initiated a Phase 2b clinical study of rezpegaldesleukin in patients with moderate-to-severe atopic dermatitis (the Phase 2b RESOLVE-AD trial). On February 11, 2025, we announced that the U.S. Food and Drug Administration (FDA) had granted Fast Track designation for rezpegaldesleukin for the treatment of adult and pediatric patients 12 years of age and older with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable.

In March 2024, we initiated a Phase 2b clinical study of rezpegaldesleukin in patients with severe-to-very severe alopecia areata (the Phase 2b RESOLVE-AA trial). On July 29, 2025, we announced that the FDA had granted Fast Track designation for rezpegaldesleukin for the treatment of severe-to-very severe alopecia areata in adult and pediatric patients 12 years of age and older who weigh at least 40 kg.

On February 24, 2025, we announced that we had entered into a clinical trial agreement with TrialNet, an international clinical trial network focused on diabetes research, to evaluate rezpegaldesleukin in patients with new onset stage 3 type 1 diabetes mellitus (TID). Under the agreement, TrialNet will conduct and provide funding for a Phase 2 randomized, double-blind, placebo-controlled, clinical trial to investigate the safety and potential efficacy of rezpegaldesleukin in approximately 70 adults and children with new onset stage 3 TID. We will supply rezpegaldesleukin for the trial and will provide support for the study, including pharmacokinetic and other analyses. We will retain all rights to rezpegaldesleukin under the collaboration.

REZOLVE-AD Study

On June 24, 2025, we announced statistically significant data from the 16-week induction period of the ongoing Phase 2b REZOLVE-AD trial being conducted in 393 patients. In the trial, patients were randomized (3:3:3:2) to receive subcutaneous treatment with one of three doses of rezpegaldesleukin: a high dose of 24 µg/kg every two weeks (q2w), a middle dose of 18 µg/kg q2w, and a low dose of 24 µg/kg every four weeks (q4w), or placebo q2w. The primary endpoint and secondary endpoints were assessed at week 16. Following the 16-week induction period, rezpegaldesleukin-treated patients who achieved Eczema Area and Severity Score (EASI) percent score reductions of >50 were re-randomized (1:1) to continue at the same dose level on a q4w or q12w regimen through week 52 in a blinded maintenance period. Placebo patients with EASI percent score reductions of >50 percent continue to receive placebo q4w.

As announced on June 24, 2025, the Phase 2b REZOLVE-AD trial met its primary endpoint of the mean improvement in EASI from baseline at week 16 for all three dose arms of rezpegaldesleukin versus placebo (p<0.001). All three dose arms also achieved statistical significance at week 16 for the key secondary endpoints of EASI-75 (percent of patients who achieve ≥75% reduction in EASI from baseline), EASI-50 (percent of patients who achieve ≥50% reduction in EASI from baseline) and BSA (mean percent improvement in Body Surface Area score from baseline). The q2w arms of rezpegaldesleukin (high and middle doses) achieved statistical significance at week 16 for the key secondary endpoints of vIGA-AD 0/1 (percent of patients achieving a score of 0 or 1 on the validated Investigator's Global Assessment for Atopic Dermatitis with ≥ 2-point reduction from baseline) and Itch NRS (percent of patients with baseline ≥ 4 who experienced a ≥ 4-point reduction in the Itch Numerical Rating Score from baseline). In addition, at week 16, the high dose of 24 µg/kg q2w achieved statistical significance on EASI-90 (percent of patients who achieve ≥ 90% reduction in EASI from baseline). When evaluating EASI-75 and EASI-90 by disease severity using baseline vIGA-AD score, similar responses were observed in severe patients (baseline vIGA-AD of 4) as in moderate patients (baseline vIGA-AD of 3).

In addition, the safety profile for the 16-week induction period for rezpegaldesleukin in the Phase 2b REZOLVE-AD trial was consistent with previously reported results. The most common treatment-emergent adverse events (TEAEs) were local injection site reactions (ISRs), observed in 69.7% of all rezpegaldesleukin-treated patients, with the largest proportion of these being mild or moderate (99.6%). ISRs were self-resolving and <1% of patients discontinued because of an ISR. Across all rezpegaldesleukin doses administered in the study over the 16-week induction period, 55.9% had no reports of ISRs, 30.1% had mild reports, 13.8% had moderate reports, and only 0.2% were severe. Other TEAEs more commonly observed (>5%) in the study treatment arms (n=320) versus placebo (n=73) include eosinophilia (7.8% vs. 2.7%), pyrexia (6.3% vs 2.7%), headache (6.3% vs. 4.1%) and arthralgia (5.0% vs 1.4%). In the pooled rezpegaldesleukin arms, TEAEs, excluding ISRs, were reported in 60.3% of patients and in 57.5% of placebo-treated patients. There was no increased risk of conjunctivitis, oral ulcers, or infections, including oral herpes, in the rezpegaldesleukin arms.

On September 18, 2025, we presented new data from the Phase 2b REZOLVE-AD trial at the European Academy of Dermatology and Venereology (EADV) 2025 Congress. Building on previously presented data, these data demonstrated that high dose of 24 µg/kg q2w rezpegaldesleukin achieved statistical significance on multiple patient-reported outcome assessments at completion of the 16-week induction period. Additionally, as observed interim data for patients who previously received placebo during the induction period and crossed over to receive 24 weeks of treatment with high dose rezpegaldesleukin had increased EASI-75 and vIGA-AD efficacy with extended dosing beyond week 16.

On February 10, 2026, we announced data from the blinded 36-week maintenance period of the Phase 2b REZOLVE-AD trial. Rezpegaldesleukin demonstrated long-term durability and continued atopic dermatitis disease symptom improvement during the maintenance period. Q4w and q12w dosing regimens resulted in sustained disease control for EASI-75, EASI-90, vIGA-AD response, and Itch NRS response, with the 24 µg/kg q4w and q12w regimens showing the highest maintenance of response at week 52. 71% and 83% of patients maintained EASI-75 responses and 85% and 63% maintained vIGA-AD 0/1 responses with 24 µg/kg qw4 and q12w dosing, respectively, at week 52. A meaningful proportion of patients achieved new EASI-75, EASI-90, Itch NRS and vIGA-AD 0/1 responses at week 52 of the study. A two to five fold increase in percentage of patients who achieved EASI-100 was observed in the 24 µg/kg q4w and q12w dosing regimens. Among all re-randomized patients from week 16 to week 52, q4w maintenance dosing increased EASI-100 response from 4% to 22% and q12w dosing increased EASI-100 response from 9% to 18%. Among re-randomized patients who had an EASI-75 or vIGA-AD response at maintenance baseline, q4w dosing increased EASI-100 response from 6% to 30% and q12w dosing increased EASI-100 response from 14% to 27%.

The safety profile of rezpegaldesleukin in maintenance was consistent with observations from the induction part of the study. Rezpegaldesleukin was well-tolerated with no new safety concerns identified during the maintenance and escape periods. The discontinuation rate due to adverse events was 3.5% for all aggregated patients. Overall rates of TEAEs were 72% for rezpegaldesleukin treated patients, 65% for placebo patients in maintenance, and 83% for all escape patients. The most frequent TEAE was injection site reactions, nearly all of which were mild (77%), and which occurred at a lower rate and frequency than observed in the initial induction part of the study (discontinuation rate due to injection site reactions was 0.7%).

REZOLVE-AA Study

On December 16, 2025, we announced topline results from the 36-week induction treatment period of the ongoing Phase 2b REZOLVE-AA study being conducted in 92 patients with severe-to-very-severe alopecia areata. Patients were randomized (3:3:2) to receive one of two rezpegaldesleukin doses (24 µg/kg or 18 µg/kg) or placebo, administered as a subcutaneous injection twice monthly. The primary endpoint was the mean percentage reduction from baseline in the Severity of Alopecia Tool (SALT) score at week 36. Following 36 weeks, patients who demonstrated hair growth but had not yet reached SALT$\geq$20 had the option to continue for an additional 16 weeks of treatment through week 52 in a blinded extension period. Primary and secondary endpoints were assessed at the end of the 36-week induction treatment period.

Both rezpegaldesleukin dose arms more than doubled the SALT score reduction treatment effect observed with placebo, with the majority of patients experiencing hair growth at week 16 or later. A mean percent SALT reduction at week 36 of 28.2% for the 24 µg/kg rezpegaldesleukin arm, 30.3% for the 18 µg/kg rezpegaldesleukin arm, and 11.2% for placebo (p=0.186 and p=0.121, respectively) was observed. At all timepoints, the rezpegaldesleukin treatment arms separated from placebo in the study. Both rezpegaldesleukin treatment arms showed a dose dependent clinical treatment effect as compared to placebo on the key secondary endpoints of SALT $\leq$30, SALT$\leq$20 and SALT$\leq$10 and SALT$_{30}$.

Four of 92 patients included in the modified intent-to-treat (mITT) analysis were found to have study eligibility violations that should have disqualified them for randomization into the trial. Both rezpegaldesleukin treatment arms met statistical significance on the primary endpoint when excluding the four patients with major study eligibility violations. At week 36, the mean percent SALT reduction was 29.6% for 24 µg/kg, 30.4% for 18 µg/kg, and 5.7% for placebo (p=0.049 and p=0.042, respectively). Importantly, the absolute treatment effect for the rezpegaldesleukin arms was similar with or without the exclusion of eligibility violations. One patient in the placebo arm with an eligibility violation accounted for the 5.5% difference in the performance of the placebo arm.

Consistent with prior studies, a favorable safety and tolerability profile was observed, with nearly all TEAEs mild-to-moderate in severity and self-resolving, even in patients receiving 52 weeks of treatment. The discontinuation rate due to adverse events was 1.4% in the combined rezpegaldesleukin treatment arms. No patients discontinued treatment due to an ISR. The placebo adjusted-ISR rate was consistent with prior studies, with 87.0% of ISRs reported as mild. There was no increased risk of major adverse cardiovascular events, thrombosis, infection, acne or oral herpes for REZPEG-exposed patients, compared to placebo.

NKTR-0165 and NKTR-0166

We believe that our preclinical tumor necrosis factor (TNF) receptor type II (TNFR2) agonist asset, NKTR-0165 is a potentially unique bivalent antibody that selectively stimulates TNFR2 receptor activity, without modulation of the TNFR1 signaling. TNFR2 signaling drives immunoregulatory function and is an important gatekeeper of inflammation and its absence or deficit is associated with a broad range of autoimmune diseases. TNFR2 is highly expressed on Tregs, neuronal cells and endothelial cells and has been shown to potentiate the suppressive effects and overall functional properties of Tregs. NKTR-0165 is being developed for potential treatment of autoimmune diseases, such as ulcerative colitis, multiple sclerosis and vitiligo. We are currently conducting Investigational New Drug (IND) enabling studies for this program, after having exercised an option to gain an exclusive license to specified agonistic antibodies and other materials that were developed pursuant to a research collaboration and license option agreement we entered into with Biolojic Design, Ltd. in 2021. We have also designed a unique bispecific antibody, NKTR-0166, that incorporates the TNFR2 agonist epitope and an antagonist epitope validated in the treatment of rheumatology diseases. As a dual agonist:antagonist of known pathways associated with disease pathogenesis, this investigational antibody is being developed to address a number of rheumatic disorders.

Oncology

NKTR-255

In oncology, we focus on developing medicines based on targeting biological pathways that stimulate and sustain the body's immune response in order to fight cancer. NKTR-255 is an investigational biologic that is designed to target the interleukin-15 (IL-15) pathway in order to activate the body's innate and adaptive immunity. Activation of the IL-15 pathway enhances the survival and function of natural killer (NK) cells and induces survival of both effector and CD8+ memory T cells. Recombinant human IL-15 is rapidly cleared from the body and must be administered frequently and in high doses limiting its utility due to toxicity. Through optimal engagement of the IL-15 receptor complex, NKTR-255 is designed to enhance functional NK cell populations and the formation of long-term immunological memory, which may lead to sustained and durable anti-tumor immune response.

We are continuing select developmental studies of NKTR-255 in combination with cell therapies and checkpoint inhibitors while we evaluate additional strategic partnership pathways for the program. Fred Hutchinson Cancer Center is evaluating NKTR-255 following Breyanzi® CD19 CAR-T cell therapy in patients with relapsed/refractory large B-cell lymphoma in an investigator sponsored study. We are continuing our oncology clinical collaboration with Merck KGaA to evaluate the maintenance regimen of NKTR-255 in combination with avelumab, a PD-L1 inhibitor, in patients with locally advanced or metastatic urothelial carcinoma in the Phase II JAVELIN Bladder Medley study. We also have an ongoing investigator sponsored study evaluating NKTR-255 in combination with IMFINZI (durvalumab) in patients with unresectable Stage 3 NSCLC who have received chemoradiation.

Other Research and Development Programs

We believe it is important to maintain a diverse pipeline of new drug candidates to build on the value of our business. Our discovery research organization continues to leverage its deep understanding of immunology to identify new drug candidates in a wide range of molecule classes, including proteins, peptides and antibodies. We aim to advance our most promising research drug candidates into preclinical development with the objective of advancing these early-stage research programs to human clinical studies over the next several years.

We believe our preclinical PEG-Colony Stimulating Factor (PEG-CSF1) program, NKTR-422, which is a polyethylene glycol modified version of the CSF1 protein that is intended to optimize receptor interaction and to selectively modulate resolution processes of inflammation, has applications in a number of therapeutic indications including acute and chronic inflammation as well as fibrosis. Colony Stimulating Factor 1 (CSF1), also known as macrophage colony-stimulating factor (M-CSF), is a cytokine that plays a crucial role in the development, survival and function of mononuclear phagocytes, including macrophages and monocytes. In tissues, CSF1 signaling regulates the biology of anti-inflammatory tissue-resident macrophages and NKTR-422 is designed to specifically target and drive the biology of this key anti-inflammatory cell population.

Many of our drug candidates incorporate advanced and proven polymer conjugate technology, which involves conjugating polyethylene glycol to a pharmaceutically active agent, a process often referred to as "PEGylation." PEGylation has been a highly effective technology for the development of therapeutics with significant commercial success, such as Amgen's Neulasta® (pegfilgrastim) and UCB's CIMZIA® (certolizumab pegol). We previously owned a manufacturing facility in Huntsville, Alabama (the Facility), which manufactured our proprietary polyethylene glycol reagents (PEG reagents) for our PEGylation and advanced polymer conjugate technology operations. As discussed in Notes 1 and 12 to our Consolidated Financial Statements, in December 2024, we sold the Facility and assigned our manufacturing and supply agreements to Gannet BioChem, an affiliate of Ampersand Management LLC d/b/a Ampersand Capital Partners, and we have retained an approximate 20% equity investment at the time of closing in Gannet BioChem.

Our experience has shown that advanced polymer conjugate technology has the potential to offer one or more of the following benefits:

- improve efficacy or safety of a drug as a result of better pharmacokinetics, pharmacodynamics, longer half-life and sustained exposure of the drug;

- improve targeting or binding affinity of a drug to its target receptors with the potential to improve efficacy and reduce toxicity or drug resistance;

- improve solubility of a drug;

- enable oral administration of parenterally-administered drugs, or drugs that must be administered intravenously or subcutaneously, and increase oral bioavailability of small molecules;

- reduce first-pass metabolism effects of certain drug classes with the potential to improve efficacy, which could reduce the need for other medicines and reduce toxicity;

- reduce the rates of drug absorption and of elimination or metabolism by improving stability of the drug in the body and providing it with more time to act on its target;

- differentially alter binding affinity of a drug for multiple receptors, improving its selectivity for one receptor over another; and

- reduce immune response to certain macromolecules with the potential to prolong their effectiveness with repeated doses.

We believe that our substantial investment in research and development has the potential to create significant value if one or more of our current drug candidates demonstrates positive clinical results, receives regulatory approval in one or more major markets and achieves commercial success.

Our Collaboration Partner Programs

We decide on a drug-candidate-by-drug-candidate basis, how far to advance clinical development (e.g., Phase 1, 2 or 3) and whether to commercialize products on our own, or seek a partner, or pursue a combination of these approaches. When we determine to seek a partner, our strategy is to selectively access a partner's development, regulatory, or commercial capabilities with the structure of the collaboration depending on factors such as economic risk sharing, the cost and complexity of development, marketing and commercialization needs, therapeutic areas, potential for combination of drug programs, and geographic capabilities.

Our collaboration partners have advanced drug candidates we invented into commercial drug products. In addition, through our collaborations and licensing partnerships with a number of well-known biotechnology and pharmaceutical companies, more than ten products using PEGylation technology have received regulatory approval in the U.S. or Europe. The following table outlines our prior collaborations and licensing partnerships. These collaborations generally contain one or more elements including a license to our intellectual property rights and manufacturing and supply agreements under which we may receive or have previously received manufacturing revenue, milestone payments, and/or royalties on commercial sales of drug products.

Drug	Primary or Target Indications	Drug Marketer/Partner	Status(1)
ADYNOVATE® and ADYNOVI® (brand name for ADYNOVATE® in Europe)	Hemophilia A	Takeda Pharmaceutical Company Limited	Approved 2015*
MOVANTIK® (naloxegol tablets) and MOVENTIG® (brand name for MOVANTIK® in Europe)	Opioid-induced constipation in adult patients with chronic non-cancer pain (US); Opioid-induced constipation in adult patients who have and inadequate response to laxatives (EU).	AstraZeneca AB	Approved 2014*
CIMZIA® (certolizumab pegol)	Crohn's disease, Rheumatoid arthritis, and Psoriasis/ Ankylosing Spondylitis	UCB Pharma	Approved 2008**
MIRCERA® (C.E.R.A.) (Continuous Erythropoietin Receptor Activator)	Anemia associated with chronic kidney disease in patients on dialysis and patients not on dialysis	F. Hoffmann-La Roche Ltd	Approved 2007**
Macugen® (pegaptanib sodium injection)	Age-related macular degeneration	Bausch Health Companies Inc.	Approved 2004

Drug	Primary or Target Indications	Drug Marketer/Partner	Status(1)
		(formerly, Valeant Pharmaceuticals International, Inc.)	
Somavert® (pegvisomant)	Acromegaly	Pfizer Inc.	Approved 2003
Dapirolizumab Pegol	Systemic Lupus Erythematosus	UCB Pharma (Biogen)	Phase 3

(1)   Status definitions are:
   Approved — regulatory approval to market and sell product obtained in one or more of the U.S., EU or other countries. Year indicates first regulatory approval.
   Phase 3 — drug candidate in large-scale clinical trials conducted to obtain regulatory approval to market and sell the drug (these trials are typically initiated following encouraging Phase 2 trial results).
*   In December 2020, pursuant to a purchase and sale agreement (the 2020 Purchase and Sale Agreement) we sold to entities managed by Healthcare Royalty Management, LLC (HCR) our rights to receive royalties on future worldwide sales of ADYNOVATE®/ADYNOVI® and MOVANTIK®/MOVANTIG® (as well as REBINYN® and specified licensed products under a Right to Sublicense Agreement, dated October 27, 2017) from and after October 1, 2020 under a capped arrangement. On March 4, 2024, Nektar and HCR amended the 2020 Purchase and Sale Agreement to remove the cap on the royalties in exchange for a $15.0 million payment to Nektar.
**   In February 2012, we sold our rights to receive royalties on future worldwide net sales of CIMZIA® and MIRCERA® effective as of January 1, 2012.

Government Regulation

Product Development and Approval Process

The research and development, clinical testing, manufacture and marketing of our drug candidates and products using our technologies are subject to regulation by the FDA and by comparable regulatory agencies in other countries. These national agencies and other federal, state and local entities regulate, among other things, research and development activities and the testing (in vitro, in animals, and in human clinical trials), manufacture, labeling, storage, recordkeeping, approval, marketing, advertising and promotion of our products.

Among other things, the approval process required by the FDA before a drug candidate may be marketed in the U.S. will depend on whether the chemical composition of the active chemical ingredient in the drug candidate has previously been approved for use in other dosage forms. If the product is a new chemical entity that has not been previously approved, the process includes the following:

- extensive preclinical laboratory and animal testing;

- submission of an Investigational New Drug (IND) prior to commencing clinical trials;

- adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for the intended indication;

- extensive pharmaceutical development for the characterization of the chemistry, manufacturing process and controls for the active ingredient and drug product; and

- submission to the FDA of a New Drug Application (NDA) for approval of a drug or a Biological License Application (BLA) for approval of a biological product.

If the active chemical ingredient has been previously approved by the FDA, the approval process is similar, except that certain preclinical tests, including those relating to systemic toxicity normally required for the IND, as well as for NDA or BLA, and clinical trials, may not be necessary if the company has a right of reference to existing preclinical or clinical data under Section 505(j) of the Federal Food, Drug, and Cosmetic Act (FDCA) or is eligible for approval under Section 505(b)(2) of the FDCA or the biosimilars provisions of the Public Health Services Act.

Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the safety and efficacy of the product and its chosen formulation. Preclinical safety tests must be conducted by laboratories that comply with FDA good laboratory practices (GLP) regulations. The results of the preclinical tests for drugs, biological products and combination products subject to the primary jurisdiction of the FDA's Center for Drug Evaluation and Research (CDER) or Center for Biologics Evaluation and Research (CBER) are submitted to the FDA as part of the IND and are reviewed by the FDA before clinical trials can begin. Clinical trials may begin 30 days after receipt of the IND by the FDA, unless the FDA raises objections or requires clarification within that period. Clinical trials involve the administration of the drug to healthy volunteers or patients under the supervision of a qualified, identified medical investigator according to a protocol submitted in the IND for FDA review. Drug products to be used in clinical trials must be manufactured according to current good manufacturing practices (cGMP). Clinical trials are conducted in accordance with protocols that detail the objectives of the study and the parameters to be used to monitor participant safety and product efficacy as well as other criteria to be evaluated in the study. Each protocol is submitted to the FDA in the IND.

Apart from the IND process described above, each clinical study must be reviewed by an independent Institutional Review Board (IRB), and the IRB must be kept current with respect to the status of the clinical study. The IRB considers, among other things, ethical factors, the potential risks to subjects participating in the trial and the possible liability to the institution where the trial is conducted. The IRB also reviews and approves the informed consent form to be signed by the trial participants and any significant changes in the clinical trial.

Clinical trials are typically conducted in three sequential phases. Phase 1 involves the initial introduction of the drug into healthy human subjects (in most cases) and the product generally is tested for tolerability, pharmacokinetics, absorption, metabolism and excretion. Phase 2 involves studies in a limited patient population to:

- determine the preliminary efficacy of the product for specific targeted indications;

- determine dosage and regimen of administration; and

- identify possible adverse effects and safety risks.

If Phase 2 trials demonstrate that a product appears to be effective and to have an acceptable safety profile, Phase 3 trials are typically undertaken to evaluate the further clinical efficacy and safety of the drug and formulation within an expanded patient population at geographically dispersed clinical study sites and in large enough trials to provide statistical proof of efficacy and tolerability. The FDA, the clinical trial sponsor, the investigators or the IRB may suspend clinical trials at any time if, amongst other reasons, any one of them believes that study participants are being subjected to an unacceptable health risk. In some cases, the FDA and the drug sponsor may determine that Phase 2 trials are not needed prior to entering Phase 3 trials.

Following a series of formal meetings and communications between the drug sponsor and the regulatory agencies, the results of product development, preclinical studies and clinical studies are submitted to the FDA as an NDA or BLA for approval of the marketing and commercial shipment of the drug product. The FDA may deny approval if applicable regulatory criteria are not satisfied or may require additional clinical or pharmaceutical testing or requirements. Even if such data are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy all of the criteria for approval. The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically comprised of clinicians and other experts, for evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Additionally, the approved labeling may narrowly limit the conditions of use of the product, including the intended uses, or impose warnings, precautions or contraindications which could significantly limit the potential market for the product. Further, as a condition of approval, the FDA may impose post-market surveillance, or Phase 4, studies or risk evaluation and mitigation strategies (REMS).

Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with Good Manufacturing Practices (cGMP) requirements and adequate to ensure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA may inspect clinical sites to assure that the clinical trials were conducted in compliance with IND study requirements and good clinical practices (GCPs). If the FDA determines the manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will require the facility to take corrective action and provide documentation evidencing the implementation of such corrective action, which may delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCPs, the FDA may determine the data generated by the site should be excluded from the primary efficacy analyses provided in the NDA or BLA, and request additional testing or data. Additionally, the FDA ultimately may still decide that the application does not satisfy the regulatory criteria for approval.

In situations where our partners are responsible for clinical and regulatory approval procedures, we may still participate in this process by submitting to the FDA a drug master file developed and maintained by us which contains data concerning the manufacturing processes for polymer conjugation materials (if incorporated) or drug product. For those products for which we have development responsibility, we prepare and submit an IND and are responsible for additional clinical and regulatory procedures for drug candidates being developed under an IND. The clinical and manufacturing, development and regulatory review and approval process generally takes a number of years and requires the expenditure of substantial resources. Our ability to manufacture and market products, whether developed by us or under collaboration agreements, ultimately depends upon the completion of satisfactory clinical trials and success in obtaining marketing approvals from the FDA and equivalent foreign health authorities.

Post-Approval Requirements

Products manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to monitoring, record-keeping, advertising and promotion, reporting of adverse experiences, and limitations on industry-sponsored scientific and educational activities. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or BLA or a supplemental NDA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

FDA regulations require that approved products be manufactured in specific approved facilities and in accordance with cGMP regulations which require, among other things, quality control and quality assurance, the maintenance of records and documentation, and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics, and those supplying products, ingredients, and components of them, are required to register their establishments with the FDA and certain state agencies, and are subject to periodic announced and unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other regulatory requirements. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA does not regulate behavior of physicians in their choice of treatments and physicians may legally prescribe available products for uses that are not described in the product's labeling and that differ from those approved by the FDA. However, the FDA does restrict an applicant's communications on the subject of off-label use of their products. The FDA and other agencies actively enforce the laws prohibiting the marketing and promotion of off-label uses, and a company that is found to have improperly marketed or promoted off-label use may be subject to significant liability, including criminal and civil penalties under the FDCA and False Claims Act, exclusion from participation in federal healthcare programs, and mandatory compliance programs.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, restrictions on a product, and judicial or administrative enforcement.

Expedited Development and Review Programs

The FDA is authorized to designate certain products for expedited review if they demonstrate the potential to address an unmet medical need in the treatment of a serious or life-threatening disease or condition for which there is no effective treatment. These programs include Fast Track designation and Breakthrough Therapy designation.

Fast Track Designation. The FDA may grant "fast track" status to product candidates that are intended to treat serious or life-threatening diseases or conditions and demonstrate the potential to address an unmet medical need for the condition. Fast Track is a process designed to facilitate the development and expedite the review of such product candidates by providing, among other things, more frequent meetings with the FDA to discuss the product candidate's development plan and rolling review, which allows submission of individually completed sections of an NDA or BLA for FDA review before the entire submission is completed. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a product candidate may request the FDA to designate the product as a Fast Track product at any time during clinical development. Fast Track status does not ensure that a product will be developed more quickly or receive FDA approval. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process, or if the designated drug development program is no longer being pursued.

Breakthrough Therapy Designation. A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for Breakthrough Therapy designation if preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. If so designated, the FDA will expedite the development and review of the product candidate's marketing application, including by meeting with, and providing advice to, the sponsor throughout the product candidate's development, and taking steps to facilitate an efficient review of the development program and to ensure that the design of the clinical trials is as efficient as practicable.

Fast Track designation and Breakthrough Therapy designation do not change the standards for approval but may expedite the development or approval process. Moreover, even if a product candidate or platform technology qualifies for one or more of these programs, the FDA may later decide that the product candidate or platform technology no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation and Exclusivity

In the U.S., under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making a biological product or drug in the U.S. for this type of disease or condition will be recovered from sales of the product. The company that obtains the first FDA approval for a designated orphan drug for a rare disease receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. In addition, the Orphan Drug Act provides for protocol assistance, tax credits, research grants, and exclusions from user fees for sponsors of orphan products. Once a product receives orphan drug exclusivity, a second product that is considered to be the same drug for the same approved use or indication generally may be approved during the exclusivity period only if the second product is shown to be "clinically superior" to the original orphan drug in that it is more effective, safer or otherwise makes a "major contribution to patient care" or the holder of exclusive approval cannot assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Similar incentives also are available for orphan drugs in the EU.

Coverage, Reimbursement, and Pricing

Sales of any products for which we may obtain regulatory approval depend, in part, on the coverage and reimbursement status of those products. In the U.S., sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care providers, private health insurers and other organizations. Other countries and jurisdictions will also have their own unique mechanisms for approval and reimbursement.

The process for determining whether a payer will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payer will pay for the product. Third-party payers may limit coverage to specific products on an approved list or formulary which might not include all of the FDA-approved products for a particular indication. Third-party payers may also refuse to include a particular branded drug on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. Further, private payers often follow the coverage and payment policies established by certain government programs, such as Medicare and Medicaid, which require manufacturers to comply with certain rebate, price reporting, and other obligations. For example, the Medicaid Drug Rebate Program, which is part of the Medicaid program (a program for financially needy patients, among others), requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services under which the manufacturer agrees to report certain prices to the government and pay rebates to state Medicaid programs on outpatient drugs furnished to Medicaid patients, as a condition for receiving federal reimbursement for the manufacturer's outpatient drugs furnished to Medicaid patients. Further, in order for a pharmaceutical product to receive federal reimbursement under Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the Public Health Service's 340B drug pricing program.

Third-party payers are increasingly challenging the prices charged for medical products and services, and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the price of therapeutics have been a focus in this effort. The U.S. government and state legislatures have shown significant interest in implementing cost-containment programs, including price controls and restrictions on reimbursement, among other controls. Adoption of price controls or other cost-containment measures could limit coverage for or the amounts that federal and state governments or private payers will pay for health care products and services, which could also result in reduced demand for our drug candidates or additional pricing pressures and affect our ultimate profitability, if approved. If third-party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover an approved product or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Regulations

If we obtain regulatory approval of our products, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales and marketing programs. In addition, we may be subject to patient privacy regulations by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying remuneration (a term interpreted broadly to include anything of value, including, for example, gifts, discounts, and credits), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute regulatory safe harbors or specific intent to violate it to have committed a violation. On December 2, 2020, the Office of Inspector General, or OIG, published further modifications to the federal Anti-Kickback Statute regulatory safe harbors. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This area of regulation remains a focus and is subject to change in the future. We continue to evaluate what effect, if any, changes to the federal Anti-Kickback Statute will have on our business;

- federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money owed to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payers if they are deemed to "cause" the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;

- provisions of the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes, referred to as the "HIPAA All-payer Fraud Prohibition," that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- federal transparency laws, including the federal Physician Payment Sunshine Act, which require manufacturers of certain drugs and biologics to track and disclose payments and other transfers of value they make to U.S. physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other licensed health care practitioners and teaching hospitals as well as physician ownership and investment interests in the manufacturer, and that such information is subsequently made publicly available in a searchable format on a CMS website;

- provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information, and also includes the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates, independent contractors or agents of covered entities, that perform services for them that involve the creation, maintenance, receipt, use, or disclosure of, individually identifiable health information relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

- federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

- additionally, state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, state transparency reporting and compliance laws; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and which may not have the same effect, thus complicating compliance efforts. These state-equivalent laws may also apply to our business practices, including, but not limited to, research, distribution, and sales or marketing arrangements. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America's Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales.

If our drug candidates become commercialized, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, disgorgement, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

In each country or jurisdiction outside of the U.S. in which we seek and receive regulatory approval to commercialize our products, we will be subject to additional laws and regulations specific to those locations. These regulations and laws will also impact, among other things, our proposed sales and marketing programs in those jurisdictions.

Legislative and Regulatory Landscape

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing, marketing, coverage and reimbursement of products regulated by the FDA or other government agencies. In addition to new legislation, FDA and healthcare fraud and abuse and coverage and reimbursement regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. For example, in 2010, the United States Congress enacted the Affordable Care Act, which, among other things, included changes to the coverage and payment for drug products under government health care programs.

Among the provisions of the Affordable Care Act of importance to potential product candidates are:

- an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

- expansion of eligibility criteria for Medicaid programs, thereby potentially increasing a manufacturer's Medicaid rebate liability;

- expanded manufacturers' rebate liability under the Medicaid Drug Rebate Program;

- expanded the types of entities eligible for the 340B drug discount program;

- established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 70% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers' outpatient drugs to be covered under Medicare Part D; and

- a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. Subsequent legislation extended the 2% which remains in effect through 2031. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers were further reduced starting on January 1, 2025; however, legislation has been introduced in the U.S. Congress that would, if enacted, reverse these payment reductions. In addition to provider payment cuts under Medicare, the American Rescue Plan Act of 2021 also eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. These laws may result in additional reductions in Medicare and other healthcare funding available for healthcare providers and may otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

The Inflation Reduction Act of 2022, or IRA, includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. Under the One Big Beautiful Bill Act of 2025, or OBBBA, this restriction was eliminated; and effective for the 2028 initial price applicability year, all orphan drugs, regardless of the number of orphan drug designations or indications, are exempt from the Medicare drug price negotiation program. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA's Medicare drug price negotiation program. Although the effects of the IRA on our business and the healthcare industry in general are not yet known, we are taking into consideration the potential impact of the IRA on our development and commercialization activities.

Furthermore, federal agencies, Congress, state legislatures, and the private sector have shown significant interest in implementing cost containment programs to limit the growth of health care costs, including price controls, restrictions on reimbursement and other fundamental changes to the healthcare delivery system. To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. Presidents from both political parties in the United States have increasingly relied upon the issuance of executive orders that directly affect prescription drug costs. As a number of these orders and other measures by the executive branch may require authorization through additional legislation to become effective, we will continue to evaluate what effect, if any, these orders and measures will have on our business.

On April 15, 2025, the Trump Administration published Executive Order 14273, "Lowering Drug Prices by Once Again Putting Americans First," which generally directs the federal government to take measures to reduce drug prices, including eliminating the so-called "pill penalty" under the Inflation Reduction Act that creates a distinction between small molecule and large molecule products for purposes of determining when a drug may be eligible for drug price negotiation. On May 12, 2025, the Trump Administration published Executive Order 14297, "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients" which generally, among other things, directs the federal government to establish and communicate most-favored-nation price targets to pharmaceutical manufacturers to bring prices for American patients in line with comparably developed nations. Further, the Executive Order directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. It also states that the Administration will take additional aggressive action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the most-favored-nation lowest price. It also directs the Secretary of Commerce and the U.S. Trade Representative to "take all necessary and appropriate action to ensure foreign countries are not engaged in any act, policy, or practice that may be unreasonable or discriminatory or that may impair United States national security . . . including by suppressing the price of pharmaceutical products below fair market value in foreign countries." Notably, a similar "Most Favored Nation" pricing rule enacted under the first Trump Administration was subject to an injunction resulting from judicial challenges to the rule, which was formally rescinded by the former Biden Administration in August 2021.

On December 19, 2025, Centers for Medicare and Medicaid Services (CMS) released two proposed rules that would incorporate most‑favored nation, or MFN, pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model, or GLOBE, for Medicare Part B, would require manufacturers of specified single‑source drugs and sole‑source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS's spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs, or GUARD, model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole‑source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five‑year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions for U.S. Medicaid, or GENEROUS, Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

In addition, at the state level, legislatures have increasingly passed legislation and implemented regulations similar to those under consideration at the federal level, as well as laws designed to control pharmaceutical and biotherapeutic product pricing, including restrictions on pricing or reimbursement at the state government level, limitations on discounts to patients, marketing cost disclosure and transparency measures, restrictions or other limitations on patient assistance, and, in some cases, policies to encourage importation from other countries (subject to federal approval) and bulk purchasing. Certain states are also pursuing cost containment efforts through Prescription Drug Affordability Boards, or PDABs, and similar entities. While many PDABs have been granted authority to promote drug price transparency and reporting, some states have granted PDABs more expansive authority, including to set Upper Payment Limits, or UPLs, on select, high price drugs. The adoption and implementation of UPLs may put downward pressure on drug prices and impact our company's future revenues.

These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. Any proposed or actual changes could limit coverage for or the amounts that federal and state governments will pay for health care products and services, which could also result in reduced demand for our products or additional pricing pressures and affect our ultimate profitability. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Foreign Regulation

In addition to regulations in the U.S., sales of our products outside the U.S. are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates to the extent we choose to develop or sell any product candidates outside of the U.S. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Patents and Proprietary Rights

We own more than 150 U.S. and 650 foreign patents and a number of pending patent applications that cover various aspects of research and development efforts. We have filed patent applications, and plan to file additional patent applications, covering various aspects of our research and development efforts and our drug candidates. More specifically, our patents and patent applications cover polymer architecture, drug candidates, formulations, methods of making polymers and polymer conjugates, methods of administering our drug candidates, and methods of manufacturing polymers and polymer conjugates. Our patent strategy is to file patent applications on innovations and improvements to cover a significant majority of the major pharmaceutical markets in the world. Generally, patents have a term of twenty years from the earliest non-provisional patent application filing priority date (assuming all maintenance fees are paid). In some instances, patent terms can be increased or decreased, depending on the laws and regulations of the country or jurisdiction that issued the patent.

We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that we can meaningfully protect our trade secrets. Others may independently develop substantially equivalent confidential and proprietary information or otherwise gain access to, or disclose, our trade secrets. Please refer to Item 1A. Risk Factors, including but not limited to "We rely on trade secret protection and other unpatented proprietary rights for important proprietary technologies, and any loss of such rights could harm our business, results of operations and financial condition." In certain situations in which we work with drugs covered by one or more patents, our ability to develop and commercialize our technologies may be affected by limitations in our access to these proprietary drugs. Even if we believe we are free to work with a proprietary drug, we cannot guarantee that we will not be accused of, or determined to be, infringing a third party's rights and be prohibited from working with the drug or found liable for damages. Any such restriction on access or liability for damages would have a material adverse effect on our business, results of operations and financial condition.

The patent positions of pharmaceutical and biotechnology companies, such as ours, are uncertain and involve complex legal and factual issues. There can be no assurance that patents that have issued will be held valid and enforceable in a court of law. Even for patents that are held valid and enforceable, the legal process associated with obtaining such a judgment is time consuming and costly. Additionally, issued patents can be subject to *inter partes* review, opposition, reexamination or other proceedings that can result in the revocation of the patent or maintenance of the patent but in an amended form (and potentially in a form that renders the patent without commercially relevant or broad coverage). Further, our competitors may be able to circumvent and otherwise design around our patents. Even if a patent is issued and enforceable, because development and commercialization of pharmaceutical products can be subject to substantial delays, patents may expire early and provide only a short period of protection, if any, following the commercialization of products encompassed by our patent. We may have to participate in post-grant proceedings before the U.S. Patent and Trademark Office, which could result in a loss of the patent and/or substantial cost to us. Please refer to Item 1A. Risk Factors, including without limitation, "If any of our pending patent applications do not issue, or are deemed invalid following issuance, we may lose valuable intellectual property protection."

U.S. and foreign patent rights and other proprietary rights exist that are owned by third parties and relate to pharmaceutical compositions and components of those compositions, as well as equipment and methods for preparation, packaging and delivery of pharmaceutical compositions. We cannot predict with any certainty which, if any, of these rights will be considered relevant to our drug candidates by authorities in the various jurisdictions where such rights exist, nor can we predict with certainty which, if any, of these rights will or may be asserted against us by third parties. We could incur substantial costs in defending ourselves and our partners against any such claims. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief, which could effectively block our ability to develop or commercialize some or all of our products in the U.S. and abroad and could result in the award of substantial damages. In the event of a claim of infringement, we or our partners may be required to obtain one or more licenses from third parties. There can be no assurance that we can obtain a license to any technology that we determine we need on reasonable terms, if at all, or that we could develop or otherwise obtain alternative technology. The failure to obtain licenses if needed may have a material adverse effect on our business, results of operations and financial condition. Please refer to Item 1A. Risk Factors, including without limitation, "We may not be able to obtain intellectual property licenses related to the development of our drug candidates on a commercially reasonable basis, if at all."

It is our policy to require our employees and consultants, outside scientific collaborators, sponsored researchers and other advisors who receive confidential information from us to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. The agreements provide that all inventions conceived by an employee that relate to our business shall be our property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Customer Concentrations

Our revenue has been derived from our collaboration agreements with partners, under which we may receive a combination of revenue elements including up-front payments for licensing agreements, clinical research reimbursement or co-funding, milestone payments based on clinical progress, regulatory progress or net sales achievements, royalties and/or, before the sale of the Facility, product sales revenue. Our revenues are concentrated among a limited number of collaboration partners under long-term arrangements. Before the sale of the Facility, we derived the substantial majority of our PEGylation reagent product sales from UCB and Pfizer. Following the 2020 Purchase and Sale Agreement and sale of the Facility, substantially all of our revenues are non-cash royalty revenues.

Following the termination of our collaboration agreement with Eli Lilly and Company, we do not have a collaboration agreement for rezpegaldesleukin. Therefore, we will not receive collaboration-based revenues for our lead drug candidates, rezpegaldesleukin, NKTR-255, NKTR-0165 and NKTR-0166, unless we enter into new collaboration agreements for these drug candidates.

Competition

Competition in the pharmaceutical and biotechnology industry is intense and characterized by aggressive research and development and rapidly-evolving science, technology, and standards of medical care throughout the world. We frequently compete with pharmaceutical companies and other institutions with greater financial, research and development, marketing and sales, manufacturing and managerial capabilities. We face competition from these companies not just in product development but also in areas such as recruiting employees, acquiring technologies that might enhance our ability to commercialize products, establishing relationships with certain research and academic institutions, enrolling patients in clinical trials and seeking program partnerships and collaborations with larger pharmaceutical companies.

Science and Technology Competition

We face intense science and technology competition from a multitude of technologies seeking to enhance the efficacy, safety and ease of use of approved drugs and new drug molecule candidates. A number of the drug candidates in our pipeline have direct and indirect competition from large pharmaceutical and biopharmaceutical companies. With our use of proven advanced polymer conjugate technologies, we believe we have competitive advantages relating to factors such as efficacy, safety, ease of use and cost for certain applications and molecules. We constantly monitor scientific and medical developments in order to improve our current technologies, seek licensing opportunities where appropriate, and determine the best applications for our business.

Product and Program Specific Competition

Rezpegaldesleukin

There are a number of competitors in various stages of clinical development that are working on programs which are designed to correct the underlying immune system imbalance in the body due to autoimmune disease. In particular, we expect to compete with therapies that could be cytokine-based, microbiome-based, or toleragenic-based therapies (Regeneron, Leo Pharma, Eli Lilly and Company, Galderma, Symbiotix, LLC, Apogee Therapeutics, Janssen Pharmaceuticals, AstraZeneca and Tizona Therapeutics), regulatory T cell therapies (Sangamo Therapeutics, Inc., Quell Therapeutics, Ltd., Sonoma Biotherapeutics, Inc. GentiBio, Inc., Kyvema Therapeutics, Inc. and Tract Therapeutics, Inc.), or IL-2 based therapies (Sanofi SA (through its acquisition of Synthorx, Inc.)) or OX40/OX40L class (Sanofi SA).

NKTR-255

There are numerous companies engaged in developing immunotherapies with different approaches to enhancing NK cell populations which are a key component of the innate immune system. The approaches include engineered biologics targeting the IL-15 pathway as well as autologous and allogenic cell therapy approaches. For NKTR-255, we believe companies that are currently researching and developing engineered IL-15 biologics and cell therapies that could compete with this drug candidate include ImmunityBio, Inc., Nkarta, Inc., NKMax America, and Roche/Genentech (through its partnership with Xencor, Inc.).

NKTR-0165 and NKTR-0166

Several companies are developing selective TNFR2 agonists as potential therapies for patients with various autoimmune diseases. These companies often employ an antibody or fusion protein to target the TNFR2 pathway and include TRexBio, Inc. and Odyssey Therapeutics, Inc.

Research and Development

Our total research and development expenditures can be disaggregated into the following significant types of expenses (in thousands):

	Year Ended December 31,	
	2025	**2024**
Third party and direct materials costs	$ 69,419	$ 76,850
Personnel, overhead and other costs	42,204	34,629
Stock-based compensation and depreciation	5,707	9,429
Research and development expense	$ 117,330	$ 120,908

Manufacturing and Supply

The Facility we sold to Gannet BioChem manufactures PEG reagents for subsequent conjugation to active pharmaceutical ingredients (APIs). As a result of the sale of the Facility, we are dependent on Gannet BioChem for the supply of the PEG reagents used in the manufacture of rezpegaldesleukin and NKTR-255.

As we do not have the capabilities to manufacture biologics or finished drug products for our development programs, we utilize contract manufacturers to manufacture all components of our drug candidates and our finished drug products, and we believe that they have sufficient capacity to meet our demands. We will utilize the services of contract manufacturers for all phases of clinical development and eventual commercialization. We typically order materials and services on a purchase order basis for early phase clinical development products and enter into long-term supply arrangements only for late-stage products nearing regulatory approval for marketing authorization. Our contract manufacturers have contractual obligations to comply with all applicable laws and regulations.

We generally contract with a single contract manufacturer for the supply of our drug candidates and our finished drug products, and we are solely dependent on Gannet BioChem for the supply of PEG reagents. Accordingly, there is a risk that if such supply or services were interrupted, it could materially harm our business.

Environment

Before the sale of the Facility, as a manufacturer of PEG reagents for clinical drug candidates and commercial drug products, we were subject to inspections generally applicable to manufacturers of important components of pharmaceuticals, particularly inspections carried out by the FDA and the U.S. Environmental Protection Agency for compliance with cGMP and other U.S. regulatory requirements, including U.S. federal, state and local regulations regarding environmental protection and hazardous and controlled substance controls, among others. Following the sale of the Facility, we remain subject to inspections, including those brought by the FDA as we sponsor a number of INDs, and environmental regulators as we maintain office facilities in San Francisco, California. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We incurred significant expenditures to ensure we were in compliance with these laws and regulations. To our knowledge, we complied with all material governmental regulations applicable to our business. We would be subject to significant penalties for failure to comply with these laws and regulations.

Human Capital

As of December 31, 2025, we had 63 employees, of which 39 employees were engaged in research and development activities. Substantially all of our employees are located in the U.S. We have a number of employees who hold advanced degrees, such as a Ph.D. None of our employees are covered by a collective bargaining agreement, and we have experienced no work stoppages. We are committed to attracting, developing, advancing and retaining a diverse and talented workforce. As part of our measures to attract and retain personnel, we offer a total rewards package to our full-time employees consisting of base salary, cash bonuses based on individual and company performance, equity compensation and comprehensive benefits, including health insurance, life insurance, retirement plans, and paid holiday and vacation time. We support our employees' further development by providing professional development opportunities. We believe that we maintain good relations with our employees.

To complement our own expert professional staff, we utilize specialists in clinical development, regulatory affairs, pharmacovigilance, process engineering, manufacturing and quality assurance. These individuals include scientific advisors as well as independent consultants.

Available Information

Our website address is *http://www.nektar.com*. The information in, or that can be accessed through, our website is not part of this annual report on Form 10-K. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports are available, free of charge, on or through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities Exchange Commission (SEC). The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at *www.sec.gov*.

Information About Our Executive Officers

The following table sets forth the names, ages and positions of our executive officers as of March 12, 2026:

Name	Age	Position
Howard W. Robin	73	Director, President and Chief Executive Officer
Sandra Gardiner	60	Interim Chief Financial Officer (Principal Financial and Accounting Officer)
Jonathan Zalevsky, Ph.D.	51	Senior Vice President and Chief Research and Development Officer

Howard W. Robin has served as our President and Chief Executive Officer since January 2007 and has served as a member of our board of directors since February 2007. Mr. Robin has more than 40 years of successful biopharmaceutical experience managing clinical development and commercial operations. Prior to joining Nektar, Mr. Robin served as President and Chief Executive Officer of Sirna Therapeutics, a clinical-stage biotechnology company pioneering RNAi-based therapies for serious diseases and conditions, including age-related macular degeneration (AMD), hepatitis C, respiratory syncytial virus (RSV) and Huntington's disease. During his tenure at Sirna from 2001 to 2006, Mr. Robin successfully re-launched the company and created significant shareholder value that led to its acquisition by Merck. Prior to joining Sirna, Mr. Robin was Senior Vice President and General Manager of the therapeutics division of Berlex Laboratories, the U.S. pharmaceutical subsidiary of the German pharmaceutical firm Schering AG, where he was responsible for the development of drugs, such as Betaseron(R) (Interferon beta-1b), the first therapy for multiple sclerosis, and Fludara(R) (fludarabine phosphate), the first therapy for chronic lymphocytic leukemia. These drugs generated annual global sales in excess of $1.5 billion. Prior to joining Berlex, Mr. Robin was a senior associate with Arthur Andersen & Co. Mr. Robin received his B.S. in Accounting and Finance from Fairleigh Dickinson University, where he previously served as a member of its Board of Trustees.

Sandra Gardiner has served as our Interim Chief Financial Officer since April 2023. Ms. Gardiner is a partner at FLG Partners, a leading CFO services firm in the Silicon Valley and a skilled business and finance executive with over 30 years of experience as an EVP and CFO at private and public companies in the Life Sciences sector. Prior to joining Nektar, she served as the Chief Financial Officer, Executive Vice President of Finance and Administration, Secretary and Treasurer of Pulse Biosciences, Inc., a bioelectric medicine company, from November 2019 through December 2022. Prior to joining Pulse Biosciences, she held CFO roles in both domestic and global companies, operating as a director to international subsidiaries throughout Europe, Asia Pacific and Latin America. Ms. Gardiner holds a B.A. in Management Economics from the University of California, Davis.

Jonathan Zalevsky has served as our Senior Vice President and Chief Research & Development Officer since October 2019. Dr. Zalevsky served as our Senior Vice President, Biology and Preclinical Development from April 2017 through November 2017 and served as our Senior Vice President, Research and Chief Science Officer from November 2017 to October 2019. From July 2015 through April 2017, Dr. Zalevsky served as our Vice President, Biology and Preclinical Development. Prior to joining Nektar, Dr. Zalevsky was Global Vice President and Head of the Inflammation Drug Discovery Unit at Takeda Pharmaceuticals. Prior to working at Takeda, Dr. Zalevsky held a number of research and development positions at Xencor, Inc. Dr. Zalevsky received his Ph.D. in Biochemistry from the Tetrad Program at the University of California, San Francisco. He received dual bachelor degrees in Biochemistry and Molecular, Cellular and Developmental Biology from the University of Colorado at Boulder.

Item 1A. Risk Factors

We are providing the following cautionary discussion of risk factors, uncertainties and assumptions that we believe are relevant to our business. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results and our forward-looking statements. We note these factors for investors as permitted by Section 21E of the Exchange Act and Section 27A of the Securities Act. Investors in Nektar Therapeutics should carefully consider the risks described below before making an investment decision. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider this section to be a complete discussion of all potential risks or uncertainties that may substantially impact our business. Moreover, we operate in a competitive and rapidly changing environment. New factors emerge from time to time and it is not possible to predict the impact of all of these factors on our business, financial condition or results of operations. The risks described below may not be the only ones relating to our company.

Risks Related to our Business

We are highly dependent on the success of drug candidates, particularly rezpegaldesleukin (previously referred to as NKTR-358). If these drug candidates fail in clinical development our business will be significantly harmed.

Our future success is highly dependent on the clinical success of our drug candidates, particularly rezpegaldesleukin. In general, most investigational drugs, including drug candidates designed to treat patients suffering from autoimmune disorders, such as rezpegaldesleukin, do not become approved drugs. Accordingly, there is a very meaningful risk that our drug candidates will not succeed in one or more clinical trials sufficient to support one or more regulatory approvals.

We previously relied on Lilly (through the Lilly Agreement) to initiate, properly conduct, and prioritize clinical trials and other development-related activities for rezpegaldesleukin. In February 2023, we announced that the Phase 2 Lupus Study of rezpegaldesleukin in systemic lupus erythematosus (SLE) conducted by Lilly did not meet the study's primary endpoint and that Lilly did not intend to advance rezpegaldesleukin to Phase 3 development in SLE. On April 27, 2023, we announced that we would be regaining the full rights to rezpegaldesleukin from Lilly, and the Lilly Agreement subsequently terminated. Following the return of our rights to develop rezpegaldesleukin, we bear all costs of development. We have initiated two Phase 2b rezpegaldesleukin studies: one in patients with moderate-to-severe atopic dermatitis, and another in patients with severe-to-very severe alopecia areata, and will collaborate with TrialNet to conduct a Phase 2 study of rezpegaldesleukin in patients with new onset stage 3 Type 1 diabetes mellitus. We will also explore other autoimmune indications for the development of rezpegaldesleukin. While we believe we currently have the documents, records, and data that are necessary for us to continue clinical development of rezpegaldesleukin, we may need or benefit from additional documents, records and data that Lilly generated as part of the early development of rezpegaldesleukin under the Lilly Agreement and for which Lilly has not yet transferred to us. In the event Lilly fails to promptly and completely transfer to us any additional needed materials or we are not able to independently source these documents, records and data (e.g., from vendors or third parties who may also have these materials), the continued clinical development of rezpegaldesleukin and our business may be significantly harmed. Even if the applicable agreement provides us with enforcement or other curative rights to address the harm caused by Lilly's action (or failure to act), our efforts in pursuing a remedy would be costly and there is no guarantee that these efforts would succeed or be sufficient to fully address the harm. If continued development of rezpegaldesleukin is not ultimately successful, our market valuation, prospects, financial condition and results of operations would be materially harmed.

Additionally, promising results from earlier trials may not predict similarly favorable outcomes in subsequent trials. For example, our drug candidates (particularly those being evaluated in the oncology setting and in connection with the placebo crossover patients in the Phase 2b REZOLVE-AD study) have been tested in clinical trials or parts of clinical trials that utilize an "open-label" approach. An "open-label" approach occurs where both the patient and investigator know whether the patient is receiving the investigational drug candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational drug candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an "investigator bias" where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our drug candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control. Also, results from "double blinded" studies where both the patient and investigator do not know whether the patient is receiving the investigational drug candidate may not be predictive of future clinical trial results. One or more clinical failures of our drug candidates would jeopardize and could materially harm our business, results of operations and financial condition.

Delays in clinical studies are common and have many causes, and any significant delay in clinical studies being conducted by us or our partners could result in delay in regulatory approvals and jeopardize the ability to proceed to commercialization.

We or our partners may experience delays in conducting clinical trials of our drug candidates. Clinical studies may not begin on time, enroll a sufficient number of patients or be completed on schedule, if at all. Clinical trials for any of our drug candidates could be delayed for a variety of reasons, including:

- delays in obtaining regulatory authorization to commence a clinical study;

- delays in reaching agreement with applicable regulatory authorities on a clinical study design;

- for drug candidates currently or previously partnered with other companies, delays caused by our partner;

- delays caused by future health epidemics;

- imposition of a clinical hold by the FDA or other health authorities, which may occur at any time including after any inspection of clinical trial operations or trial sites;

- suspension or termination of a clinical study by us, our partners, the FDA or foreign regulatory authorities due to adverse side effects of a drug on subjects in the trial;

- delays in recruiting suitable patients to participate in a trial;

- delays in having patients complete participation in a trial or return for post-treatment follow-up;

- clinical sites dropping out of a trial due to the detriment of enrollment rates;

- delays in manufacturing and delivery of sufficient supply of clinical trial materials;

- changes in regulatory authorities policies or guidance applicable to our drug candidates

- delays caused by changing standards of care or new treatment options;

- delays associated with third parties, such as a past collaboration partner, failing to provide us with all the necessary documents, data and materials necessary to conduct clinical trials; and

- delays resulting from a shutdown, or uncertainty surrounding the potential for future shutdowns, of the U.S. government, including the FDA.

If the initiation or completion of any of the planned clinical studies for our drug candidates is delayed for any of the above or other reasons, results for the studies would be delayed, and consequently the regulatory approval process would be delayed which would also delay the ability to commercialize these drug candidates, which could have a material adverse effect on our business, financial condition and results of operations. Clinical study delays could also shorten any commercial periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our drug candidates and may harm our business and results of operations.

We currently rely on academic and private non-academic institutions to conduct investigator-sponsored clinical studies or trials of our drug candidates. Any failure by the investigator-sponsor to meet its obligations with respect to the clinical development of our drug candidates may delay or impair our ability to obtain regulatory approval or commercialize for other drug candidates.

We currently rely on academic and private non-academic institutions to conduct and sponsor clinical studies or trials relating to our drug candidates. We do not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored studies or trials as providing adequate support for future clinical trials, whether controlled by us or independent investigators, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.

Such arrangements will likely provide us certain information concerning our drug candidates with respect to the investigator-sponsored studies or trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the investigator-sponsored studies or trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored studies or trials. If we are unable to confirm or replicate the results from the investigator-sponsored studies or trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development of our drug candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our drug candidates, or if the data proves to be inadequate compared to the first-hand knowledge we might have gained had the investigator-sponsored studies or trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.

Additionally, the FDA or non-U.S. regulatory authorities may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored studies or trials or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored studies or trials. If so, the FDA or other non-U.S. regulatory authorities may require us to obtain and submit additional preclinical, manufacturing or clinical data before we may initiate our planned clinical trials and/or may not accept such additional data as adequate to initiate our planned clinical trials.

The outcomes from the clinical trials of drug candidates from others, and the discovery and development of new potential therapies in immunology and oncology, could have a material and adverse impact on the value of the drug candidates in our research and development pipeline.

The research and development of immune-modulatory agents is a very competitive global segment in the biopharmaceutical industry attracting tens of billions of dollars of investment each year. Our clinical trial plans for rezpegaldesleukin, NKTR-255 and other drug candidates face substantial competition from other regimens already approved, and many more that are either ahead of or in parallel development in patient populations where we are studying our drug candidates. As immunotherapy represents a relatively new approach to treatment of autoimmune disorders and cancer and few have successfully completed late stage development, drug development in this area entails substantial risks and uncertainties that include rapidly changing standards of care, identifying contribution of components when therapeutic combinations are employed, patient enrollment competition, evolving regulatory frameworks to evaluate regimens, and varying risk-benefit profiles of competing therapies, any or all of which could have a material and adverse impact on the probability of success of our drug candidates.

The risk of clinical failure for any drug candidate remains high prior to regulatory approval and there can be no assurance that our drug candidates will obtain regulatory approval for any particular indications.

A number of companies have suffered significant unforeseen failures in clinical studies due to factors such as inconclusive efficacy or safety, even after achieving preclinical proof-of-concept or positive results from earlier clinical studies that were satisfactory both to them and to reviewing regulatory authorities. Clinical study outcomes remain very unpredictable and it is possible that one or more of our clinical studies could fail at any time due to efficacy, safety or other important clinical findings or regulatory requirements. The results from preclinical testing or early clinical trials of a drug candidate may not predict the results that will be obtained in later phase clinical trials of the drug candidate. We, the FDA, an independent Institutional Review Board (IRB), an independent ethics committee (IEC), or other applicable regulatory authorities may suspend clinical trials of a drug candidate at any time for various reasons, including a belief that patients participating in such trials are being exposed to unacceptable health risks or adverse side effects. Similarly, an IRB or IEC may suspend a clinical trial at a particular trial site. If one or more of our drug candidates fail in clinical studies, it could have a material adverse effect on our business, financial condition and results of operations.

Significant competition could render our partnered and proprietary drugs and drug candidates obsolete or noncompetitive, which would negatively impact our business, results of operations and financial condition.

Our partnered and proprietary products and drug candidates compete with various pharmaceutical and biotechnology companies. For rezpegaldesleukin, there are a number of competitors in various stages of clinical development that are working on programs which are designed to correct the underlying immune system imbalance in the body due to autoimmune disease. In particular, we expect to compete with therapies that could be cytokine-based, microbiome-based, or toleragenic-based therapies (Symbiotix, LLC, Apogee Therapeutics, Janssen, AstraZeneca and Tizona Therapeutics), regulatory T cell therapies (Sangamo Therapeutics, Inc., Quell Therapeutics, Ltd, TxCell, Inc., Sonoma Biotherapeutics, Inc., GentiBio, Inc. Kyvema Therapeutics, Inc. and Tract Therapeutics, Inc.), IL-2-based-therapies (Sanofi SA, through its acquisition of Synthorx, Inc.) or OX40/OX40L class (Sanofi SA). For NKTR-255, we believe companies that are currently researching and developing engineered IL-15 biologics and cell therapies that could compete with this drug candidate include ImmunityBio, Inc., Nkarta Therapeutics, NKMax America, and Roche/Genentech (through its partnership with Xencor, Inc.). For NKTR-0165, we believe companies targeting the TNFR2 pathway for the treatment of patients with autoimmune disease include TRexBio, Inc. and Odyssey Therapeutics, Inc. There can be no assurance that we or our partners will successfully develop, obtain regulatory approvals for and commercialize next-generation or new products that will successfully compete with those of our competitors. Many of our competitors have greater financial, research and development, marketing and sales, manufacturing and managerial capabilities. We face competition from these companies not just in product development but also in areas such as recruiting employees, acquiring technologies that might enhance our ability to commercialize products, establishing relationships with certain research and academic institutions, enrolling patients in clinical trials and seeking program partnerships and collaborations with larger pharmaceutical companies. As a result, our competitors may succeed in developing competing technologies, obtaining regulatory approval or gaining market acceptance for products before we do. These developments could make our products or technologies noncompetitive or obsolete.

Preliminary and interim data from our clinical studies that we announce or publish from time to time are subject to audit and verification procedures that could result in material changes in the final data and may change as more patient data become available.

From time to time, we publish preliminary or interim data from our clinical studies. Preliminary data remain subject to audit confirmation and verification procedures that may result in the final data being materially different from the preliminary data we previously published. Interim data are also subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data could significantly harm our business prospects.

Risks Related to our Financial Condition and Capital Requirement

Our results of operations and financial condition depend significantly on the ability of our collaboration partners to successfully develop and market drugs and they may fail to do so.

Under our collaboration agreements with various pharmaceutical or biotechnology companies, our collaboration partner is generally solely responsible for:

- designing and conducting large scale clinical studies;

- preparing and filing documents necessary to obtain government approvals to sell a given drug candidate; and/or

- marketing and selling the drugs when and if they are approved.

Our reliance on collaboration partners poses a number of significant risks to our business, including risks that:

- we have very little control over the timing and level of resources that our collaboration partners dedicate to commercial marketing efforts such as the amount of investment in sales and marketing personnel, general marketing campaigns, direct-to-consumer advertising, product sampling, pricing agreements and rebate strategies with government and private payers, manufacturing and supply of drug product, and other marketing and selling activities that need to be undertaken and well executed for a drug to have the potential to achieve commercial success;

- even when the applicable contract mandates otherwise, collaboration partners with commercial rights may choose to devote fewer resources to the development or marketing of our partnered drugs than they devote to their own drugs or other drugs that they have in-licensed;

- we have very little control over the timing and amount of resources our partners devote to development programs in one or more major markets;

- disagreements with partners could lead to delays in, or termination of, the research, development or commercialization of drug candidates or to litigation or arbitration proceedings;

- disputes may arise or escalate in the future with respect to the ownership of rights to technology or intellectual property developed with partners;

- we do not have the ability to unilaterally terminate agreements (or partners may have extension or renewal rights) that we believe are not on commercially reasonable terms or consistent with our current business strategy;

- partners may be unable to pay us as expected;

- partners may terminate their agreements with us unilaterally for any or no reason, in some cases with the payment of a termination fee penalty and in other cases with no termination fee penalty; and

- partners may respond to natural disasters or health epidemics by ceasing all or some of their development responsibilities (including the responsibility to clinical develop our drug candidates).

Given these risks, the success of our current and future collaboration partnerships is highly unpredictable and can have a substantial negative impact on our business. If the approved drugs fail to achieve commercial success or the drug candidates in development fail to have positive late stage clinical outcomes sufficient to support regulatory approval in major markets, it could significantly impair our access to capital necessary to fund our research and development efforts. If we are unable to obtain sufficient capital resources to advance our drug candidate pipeline, it would negatively impact the value of our business, results of operations and financial condition.

We have substantial future capital requirements and there is a risk that we may not have access to sufficient capital to meet our current business plan. If we are unable to raise additional capital in one or more financing transactions, execute new high value collaborations or other arrangements, or do not receive substantial milestone or royalty payments from our existing collaboration agreements, we would be unable to continue our current level of investment in research and development.

As of December 31, 2025, we had cash and investments in marketable securities valued at approximately $245.8 million. While we believe that our cash position will be sufficient to meet our liquidity requirements through at least the next 12 months, our future capital requirements will depend upon numerous unpredictable factors, including:

- the cost, timing and outcomes of clinical studies and regulatory reviews of our drug candidates, particularly rezpegaldesleukin;

- if and when we receive potential milestone payments and royalties from our existing collaborations if the drug candidates subject to those collaborations achieve clinical, regulatory or commercial success;

- the progress, timing, cost and results of our clinical development programs;

- the success, progress, timing and costs of our efforts to implement new collaborations, licenses and other transactions that increase our current net cash, such as the sale of additional royalty interests held by us, term loan or other debt arrangements, and the issuance of securities;

- the number of patients, enrollment criteria, primary and secondary endpoints, and the number of clinical studies required by the regulatory authorities in order to consider for approval our drug candidates and those of our collaboration partners;

- our general and administrative expenses, capital expenditures and other uses of cash; and

- disputes concerning patents, proprietary rights, or license and collaboration agreements that could negatively impact our receipt of milestone payments or royalties or require us to make significant payments arising from licenses, settlements, adverse judgments or ongoing royalties.

A significant multi-year capital commitment is required to advance our drug candidates through the various stages of research and development in order to generate sufficient data to enable high value collaboration partnerships with significant upfront payments or to successfully achieve regulatory approval. In the event we do not enter into any new collaboration partnerships with significant upfront payments and we choose to continue to advance our drug candidates to later stage research and development, we may need to pursue financing alternatives, including dilutive equity-based financings, such as an offering of convertible debt or common stock, which would dilute the percentage ownership of our current common stockholders and could significantly lower the market value of our common stock. If sufficient capital is not available to us or is not available on commercially reasonable terms, it could require us to delay or reduce one or more of our research and development programs. If we are unable to sufficiently advance our research and development programs, it could substantially impair the value of such programs and result in a material adverse effect on our business, financial condition and results of operations.

The commercial potential of a drug candidate in development is difficult to predict. If the market size for a new drug is significantly smaller than we anticipate, it could significantly and negatively impact our revenue, results of operations and financial condition.

It is very difficult to estimate the commercial potential of drug candidates due to important factors such as safety and efficacy compared to other available treatments, including changing standards of care, third party payer reimbursement standards, patient and physician preferences, the availability of competitive alternatives that may emerge either during the long drug development process or after commercial introduction, and the availability of generic and biosimilar versions of our drug candidates following approval by regulatory authorities based on the expiration of regulatory exclusivity or our inability to prevent generic or biosimilar versions from coming to market by asserting our patents. If due to one or more of these risks the market potential for a drug candidate is lower than we anticipated, it could significantly and negatively impact the commercial potential of the drug candidate, the commercial terms of any collaboration partnership potential for such drug candidate, or if we have already entered into a collaboration for such drug candidate, the revenue potential from royalty and milestone payments could be significantly diminished and this would negatively impact our business, financial condition and results of operations. We may also depend on our relationships with other companies for sales and marketing performance and the commercialization of drug candidates. Poor performance by these companies, or disputes with these companies, could negatively impact our revenue and financial condition.

If government and private insurance programs do not provide payment or reimbursement for our partnered drug or proprietary drugs, those drugs will not be widely accepted, which would have a negative impact on our business, results of operations and financial condition.

In the United States and markets in other countries, patients generally rely on third-party payers to reimburse all or part of the costs associated with their treatment. In both domestic and foreign markets, sales of our partnered and proprietary products that receive regulatory approval will depend in part on market acceptance among physicians and patients, pricing approvals by government authorities and the availability of coverage and payment or reimbursement from third-party payers, such as government programs, including Medicare and Medicaid in the U.S., managed care providers, private health insurers and other organizations. However, eligibility for coverage does not necessarily signify that a drug candidate will be adequately reimbursed in all cases or at a rate that covers costs related to research, development, manufacture, sale, and distribution. Third-party payers are increasingly challenging the price and cost effectiveness of medical products and services. Therefore, significant uncertainty exists as to the coverage and pricing approvals for, and the payment or reimbursement status of, newly approved healthcare products. For more information, see "Business – Government Regulation – Coverage, Reimbursement, and Pricing" section.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payers tend to follow CMS to a substantial degree.

Factors payers consider in determining reimbursement are based on whether the product is (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational.

In addition, net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payers and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

Increasingly, third-party payers are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any of our drug candidates that are commercialized and, if reimbursement is available, the level of reimbursement.

In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

Moreover, legislation and regulations affecting the pricing of pharmaceuticals may change before regulatory agencies approve our proposed products for marketing and could further limit coverage or pricing approvals for, and reimbursement of, our products from government authorities and third-party payers. Federal agencies, Congress and state legislatures have continued to show interest in implementing cost containment programs to limit the growth of health care costs, including price controls, restrictions on reimbursement and other fundamental changes to the healthcare delivery system. In addition, in recent years, Congress has enacted various laws seeking to reduce the federal debt level and contain healthcare expenditures, and the Medicare and other healthcare programs are frequently identified as targets for spending cuts. New government legislation or regulations related to pricing or other fundamental changes to the healthcare delivery system as well as a government or third-party payer decision not to approve pricing for, or provide adequate coverage or reimbursement of, our products hold the potential to severely limit market opportunities of such products.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our drug candidates. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

If we are unable to establish and maintain collaboration partnerships on attractive commercial terms, our business, results of operations and financial condition could suffer.

We intend to continue to seek partnerships with pharmaceutical and biotechnology partners to fund a portion of our research and development capital requirements. The timing of new collaboration partnerships is difficult to predict due to availability of clinical data, the outcomes from our clinical studies, the number of potential partners that need to complete due diligence and approval processes, the definitive agreement negotiation process and numerous other unpredictable factors that can delay, impede or prevent significant transactions. If we are unable to find suitable partners or negotiate collaboration arrangements with favorable commercial terms with respect to our existing and future drug candidates or the licensing of our intellectual property, or if any arrangements we negotiate, or have negotiated, are terminated, it could have a material adverse effect on our business, financial condition and results of operations.

Our revenue has historically been exclusively derived from our collaboration agreements, which can result in significant fluctuation in our revenue from period to period, and our past revenue is therefore not necessarily indicative of our future revenue.

Our revenue has historically been exclusively derived from our collaboration agreements (whether based on our drug candidates or polymeric reagents), from which we receive upfront fees, research and development reimbursement and funding, milestone and other contingent payments based on clinical progress, regulatory progress or net sales achievements, royalties and product sales. Significant variations in the timing of receipt of cash payments and our recognition of revenue can result from payments based on the execution of new collaboration agreements, the timing of clinical outcomes, regulatory approval, commercial launch or the achievement of certain annual sales thresholds. The amount of our revenue derived from collaboration agreements in any given period will depend on a number of unpredictable factors, including whether and when we or our collaboration partners achieve clinical, regulatory and sales milestones, the timing of regulatory approvals in one or more major markets, reimbursement levels by private and government payers, and the market introduction of new drugs or generic versions of the approved drug, as well as other factors. Our past revenue generated from collaboration agreements is not necessarily indicative of our future revenue. If any of our existing or future collaboration partners fails to develop, obtain regulatory approval for, manufacture or ultimately commercialize any drug candidate under our collaboration agreement, our business, financial condition, and results of operations could be materially and adversely affected.

We expect to continue to incur substantial losses and negative cash flow from operations and may not achieve or sustain profitability in the future.

For the year ended December 31, 2025, we reported a net loss of $164.1 million. If and when we achieve profitability depends upon a number of factors, including the timing and recognition of milestones and other contingent payments and royalties received, the timing of revenue under our collaboration agreements, the amount of investments we make in our proprietary drug candidates and the regulatory approval and market success of our drug candidates. We may not be able to achieve and sustain profitability.

Other factors that will affect whether we achieve and sustain profitability include our ability, alone or together with our partners, to:

- develop drugs utilizing our technologies, either independently or in collaboration with other pharmaceutical or biotechnology companies;

- effectively estimate and manage clinical development costs, particularly the cost of the clinical studies for rezpegaldesleukin and NKTR-255;

- receive necessary regulatory and marketing approvals;

- maintain or expand manufacturing at necessary levels;

- achieve market acceptance of our partnered products;

- receive revenue or royalties on products that have been approved, marketed or submitted for marketing approval with regulatory authorities; and

- maintain sufficient funds to finance our activities.

Additional cost-savings measures may be necessary following implementation of our strategic reorganization plan and cost restructuring plans.

Our 2022 and 2023 Restructuring Plans prioritized key research and development efforts that will impact the Company's future business activities, including activities involving rezpegaldesleukin, NKTR-255, NKTR-0165, NKTR-0166 and several core research programs. There is no guarantee that these Restructuring Plans and their associated cost restructuring measures will achieve their intended benefits or that our post-restructuring focus will be sufficient for us to achieve success. Consequently, we may need to undertake additional restructuring and cost-saving activities to further prioritize our key research and development efforts and these additional restructuring and cost-saving activities may not be successful, which could have a material adverse effect on our business, financial condition and prospects.

Risks Related to Supply and Manufacturing

If our contract manufacturers are not able to manufacture biologic substance or substances in sufficient quantities that meet applicable quality standards, it could delay clinical studies or constitute a breach of our contractual obligations, any of which could significantly harm our business, financial condition and results of operations.

If our contract manufacturing organizations (CMOs) are not able to manufacture and supply sufficient drug quantities meeting applicable quality standards required to support large clinical studies or commercial manufacturing in a timely manner, it could delay our or our collaboration partners' clinical studies or result in a breach of our contractual obligations. As a result, we could incur substantial costs and any royalty revenue that we would otherwise be entitled to receive could be reduced, delayed or eliminated. In most cases, we rely on CMOs to manufacture and supply drug product for our clinical studies and those of our collaboration partners. As a result of the sale of the Facility, we are currently dependent on Gannet BioChem for the supply of the PEG reagents used in the manufacture of our PEG-conjugate drug candidates, including rezpegaldesleukin and NKTR-255. The manufacturing of biologics involves significant risks and uncertainties related to the demonstration of adequate stability, sufficient purification of the drug substance and drug product, the identification and elimination of impurities, optimal formulations, process and analytical methods validations, and challenges in controlling for all of these variables. We have faced and may in the future face significant difficulties, delays and unexpected expenses as we validate third party CMOs required for drug supply to support our clinical studies and the clinical studies and products of our collaboration partners. Failure by us or our CMOs to supply API or drug products in sufficient quantities that meet all applicable quality requirements could result in supply shortages for our clinical studies or the clinical studies and commercial activities of our collaboration partners. Such failures could significantly and materially delay clinical trials and regulatory submissions or result in reduced sales, any of which could significantly harm our business prospects, results of operations and financial condition.

If any CMO with whom we contract fails to perform its obligations, we may be forced to enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all, and our clinical trials or commercial distribution could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or drug candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason or if our CMOs change manufacturing facility sites, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product according to the specifications previously submitted to or approved by the FDA or another regulatory authority. The delays associated with the verification of a new CMO or a facility and additional costs, including potential tariffs associated with international sites, could negatively affect our ability to develop drug candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our drug candidate that such CMO owns independently. This would increase our reliance on such a CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our products or drug candidates. In addition, in the case of the CMOs that supply our drug candidates, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

Building and validating large scale clinical or commercial-scale manufacturing facilities and processes, recruiting and training qualified personnel and obtaining necessary regulatory approvals is complex, expensive and time consuming. In the past, we have encountered challenges in scaling up manufacturing to meet the requirements of large scale clinical trials without making modifications to the drug formulation or drug delivery method, which may cause significant delays in clinical development or increased costs. There continues to be substantial and unpredictable risk and uncertainty related to manufacturing and supply until such time as the commercial supply chain is validated and proven.

Our CMOs purchase some of the starting material for biologics and biologic candidates from a single source or a limited number of suppliers and we are dependent on Gannet BioChem for the suppy of the PEG reagents, and the partial or complete loss of one of these suppliers could cause production delays and clinical trial delays.

We often face very limited supply of a critical raw material that can only be obtained from a single, or a limited number of, suppliers, which could cause production delays or clinical trial delays. For example, there are only a limited number of qualified suppliers, and in some cases single source suppliers, for the raw materials included in our PEGylation and advanced polymer conjugate drug formulations. As a result of the sale of the Facility, we are also dependent on Gannet BioChem for PEG reagents used in the manufacture of rezpegaldesleukin and NKTR-255. Any interruption in supply, diminution in quality of raw materials supplied to our CMOS or failure to procure such raw materials on commercially feasible terms or in the supply of PEG reagents could harm our business by delaying our clinical trials, impeding potential commercialization of drugs or increasing our costs.

The manufacturing operations of our contract manufacturers are subject to laws and other governmental regulatory requirements, which, if not met, would have a material adverse effect on our business, results of operations and financial condition.

Our CMOs are required in certain cases to maintain compliance with current good manufacturing practices (cGMP), including cGMP guidelines applicable to active pharmaceutical ingredients, and drug products, and with laws and regulations governing manufacture and distribution of controlled substances, and are subject to inspections by the FDA, or comparable agencies in other jurisdictions administering such requirements. We anticipate periodic regulatory inspections of the manufacturing facilities of our CMOs for compliance with applicable regulatory requirements. Any failure of our CMOs to follow and document adherence to such cGMP and other laws and governmental regulations or satisfy other manufacturing and product release regulatory requirements may lead to significant delays in the availability of products for commercial use or clinical study, result in the termination or hold on a clinical study or delay or prevent filing or approval of marketing applications for our products. Failure to comply with applicable laws and regulations may also result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, license revocation, seizures, administrative detention, or recalls of products, operating restrictions and criminal prosecutions, any of which could harm our business. Regulatory inspections could result in costly manufacturing changes or facility or capital equipment upgrades to satisfy the FDA that our manufacturing and quality control procedures are in substantial compliance with cGMP. Manufacturing delays for our CMOs pending resolution of regulatory deficiencies or suspensions could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Business Operations

We depend on third parties to conduct the preclinical studies and clinical trials for our drug candidates and any failure of those parties to fulfill their obligations according to protocol standards could harm our development plans and adversely affect our business.

We depend on our collaboration partners, independent clinical investigators, contract research organizations and other third-party service providers to conduct preclinical studies and clinical trials for our drug candidates, including to monitor, record, manage and analyze data generated from these studies. We rely heavily on these parties for the successful execution of our preclinical studies and clinical trials. Though we are ultimately responsible for the results of their activities, many aspects of their activities are beyond our control, such as the timing, conduct and management of data developed through these studies and trials. For example, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trials, but the independent clinical investigators may prioritize other projects over ours or communicate issues regarding our drug candidates to us in an untimely manner. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements, such as good laboratory practice or good clinical practice, or our stated protocols or eligibility criteria and enrollment standards and any subsequent data generated may be deemed unacceptable. We rely on our collaboration partners and other third parties to manage, analyze and transmit clinical data, and those partners and third parties may not carry out the performance of their duties with the required degree of care or skill to ensure valid and scientifically reliable work products. The early termination of any of our clinical trial arrangements, the failure of third parties to comply with the regulations and requirements governing clinical trials, the failure of third parties to properly conduct our clinical trials, or erroneously reported data could hinder or delay the development, approval and commercialization of our product candidates and would adversely affect our business, results of operations and financial condition.

Our future depends on the proper management of our current and future business operations and their associated expenses.

Our business strategy requires us to manage our business to provide for the continued development of our proprietary drug candidates. Our strategy also calls for us to manage the capital necessary to fund key programs through value-enhancing data and other milestones. If we are unable to manage effectively our current operations, our business, financial condition and results of operations may be adversely affected. If we are unable to effectively manage our expenses, we may find it necessary to reduce our personnel-related costs through reductions in our workforce, which could harm our operations, employee morale and impair our ability to retain and recruit talent. Furthermore, if adequate funds are not available, we may be required to obtain funds through arrangements with partners or other sources that may require us to relinquish rights to certain of our technologies, products or future economic rights that we would not otherwise relinquish or require us to enter into other dilutive financing arrangements on unfavorable terms.

Because competition for highly qualified technical personnel is intense, we may not be able to attract and retain the personnel we need to support our operations and growth.

We must attract and retain experts in the areas of research, development (including clinical testing), manufacturing, regulatory and finance, and may need to attract and retain commercial, marketing and distribution experts and develop additional expertise in our existing personnel. We face intense competition from other biopharmaceutical companies, research and academic institutions and other organizations for qualified personnel. Many of the organizations with which we compete for qualified personnel have greater resources than we have. Because competition for skilled personnel in our industry is intense, companies such as ours sometimes experience high attrition rates with regard to their skilled employees. Further, in making employment decisions, job candidates often consider the value of the stock awards they are to receive in connection with their employment. Our equity incentive plan and employee benefit plans may not be effective in motivating or retaining our employees or attracting new employees, and significant volatility in the price of our stock may adversely affect our ability to attract or retain qualified personnel. If we fail to attract new personnel or to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

We are dependent on our management team and key technical personnel, and the loss of any key manager or employee may impair our ability to develop our products effectively and may harm our business, operating results and financial condition.

Our success largely depends on the continued services of our executive officers and other key personnel. The loss of one or more members of our management team or other key employees could seriously harm our business, operating results and financial condition. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are also dependent on the continued services of our technical personnel because of the highly technical nature of our products and the regulatory approval process. Because our executive officers and key employees are not obligated to provide us with continued services, they could terminate their employment with us at any time without penalty. We do not have any post-employment noncompetition agreements with any of our employees and do not maintain key person life insurance policies on any of our executive officers or key employees.

Inflation has increased our operating costs and could negatively impact our operations.

Increased price levels resulting from inflation have resulted in increased operating costs. In addition, the United States Federal Reserve has held interest rates at higher levels than in the past decade in response to concerns about inflation and the timing and extent of future reductions remain uncertain. Increases in or elevated interest rates, especially if coupled with reduced government spending and volatility in financial markets, may further increase economic uncertainty and heighten these risks.

Our business could be adversely affected by the effects of future health epidemics.

Our business could be adversely affected, directly or indirectly, by health epidemics in regions where we have concentrations of clinical trial sites or other business operations, including the manufacturing operations of third parties upon whom we rely. Health epidemics can negatively affect our clinical trials and those run by our collaborators or other third parties through delays in investigator recruitment, clinical site initiation, patient screening, or patient enrollment. In addition, health epidemics may cause disruptions in our supply chain or shortages in raw materials and equipment, which would affect our ability to supply drug candidates for clinical trials.

If the health epidemic is sufficiently severe and widespread, it may require us to change the way in which can conduct our business, which may negatively result in unexpected expenses, decreased employee productivity and availability and employee work culture. Further, a severe and widespread epidemic may have a broad impact on global financial markets and could reduce our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from a health epidemic could materially affect our business and the value of our common stock.

The ultimate effects of health epidemics are uncertain and subject to change and these effects could have a negative impact on our clinical trial timelines, operations, financial condition and prospects.

Risks Related to Intellectual Property, Litigation and Regulatory Concerns

If we or our partners do not obtain regulatory approval for our drug candidates on a timely basis, or at all, or if the terms of any approval impose significant restrictions or limitations on use, our business, results of operations and financial condition will be negatively affected.

We or our partners may not obtain regulatory approval for drug candidates on a timely basis, or at all, or the terms of any approval (which in some countries includes pricing approval) may impose significant restrictions or limitations on use. Drug candidates must undergo rigorous animal and human testing and an extensive review process for safety and efficacy by the FDA and equivalent foreign regulatory authorities. The time required for obtaining regulatory decisions is uncertain and difficult to predict. The FDA and other U.S. and foreign regulatory authorities have substantial discretion, at any phase of development, to terminate clinical studies, require additional clinical development or other testing, delay or withhold registration and marketing approval and mandate product withdrawals, including recalls. Further, regulatory authorities have the discretion to analyze data using their own methodologies that may differ from those used by us or our partners, which could lead such authorities to arrive at different conclusions regarding the safety or efficacy of a biologic candidate. In addition, undesirable side effects caused by our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restricted label or the delay or denial of regulatory approval by regulatory authorities.

Even if we or our partners receive regulatory approval of a product, the approval may limit the indicated uses for which the drug may be marketed. Our and our partnered drugs that have obtained regulatory approval, and the manufacturing processes for these products, are subject to continued review and periodic inspections by the FDA and other regulatory authorities. Discovery from such review and inspection of previously unknown problems may result in restrictions on marketed products or on us, including withdrawal or recall of such products from the market, suspension of related manufacturing operations or a more restricted label. The failure to obtain timely regulatory approval of drug candidates, any product marketing limitations or a product withdrawal would negatively impact our business, results of operations and financial condition.

We may seek orphan drug status or Breakthrough Therapy or Fast Track designations or other designation for one or more of our drug candidates, but even if any such designation or status is granted, it may not lead to a faster

development process or regulatory review and may not increase the likelihood that our drug candidates will receive marketing approval, and we may be unable to maintain any benefits associated with such designations or status, including market exclusivity.

We have been awarded Fast Track designations for rezpegaldesleukin for two different treatments: one for the treatment of adult and pediatric patients 12 years of age and older with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable; and another for the treatment of severe alopecia areata in adult and pediatric patients 12 years of age and older who weigh at least 40 kg. We may continue to seek Breakthrough Therapy and Fast Track designations for our current or future drug candidates. Receipt of a designation to facilitate drug candidate development is within the discretion of the FDA. Accordingly, even if we believe one of our drug candidates meets the criteria for a designation, the FDA may disagree. In any event, the receipt of such a designation for our drug candidates may not result in a faster development process, review, or approval compared to drug candidates considered for approval under conventional FDA procedures and does not ensure ultimate marketing approval by the FDA. In addition, the FDA may later decide that the product candidates no longer meet the designation conditions.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. We may not be able to obtain orphan drug designation for any indications for our drug candidates, and we may not be able to maintain such designations if granted.

Generally, if a drug candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug or biologic for the same approved use or indications for seven years. Even if we are able to obtain orphan drug designation or orphan drug exclusivity, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same approved use or condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same approved use or condition if, among other things, the FDA concludes that the later drug is clinically superior, if it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. Even if we receive orphan drug designation or orphan drug exclusivity for any of our drug candidates, there is no guarantee that we will enjoy the benefits of such designations or exclusivity periods.

Even if we receive regulatory approval of our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

Any regulatory approvals that we receive for our drug candidates will require surveillance to monitor the safety and efficacy of the drug candidate. The FDA may also require a REMS in order to approve our drug candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our drug candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our drug candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with applicable cGMP, GLP and GCP requirements, for any clinical trials that we conduct post-approval. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. Later discovery of previously unknown problems with our drug candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

- restrictions on the marketing or manufacturing of our drug candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

- manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

- revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

- imposition of a REMS, which may include distribution or use restrictions;

- requirements to conduct additional post-market clinical trials to assess the safety of the product;

- fines, warning letters or holds on clinical trials;

- refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

- product seizure or detention, or refusal to permit the import or export of our drug candidates; and

- injunctions or the imposition of civil or criminal penalties.

Further, if any of our drug candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our drug candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Additionally, sponsors of approved drugs and biologics must provide 6 months' notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product's ability to be marketed. The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

We are a party to numerous collaboration agreements and other significant agreements which contain complex commercial terms that could result in disputes, litigation or indemnification liability that could adversely affect our business, results of operations and financial condition.

We have derived, and expect to derive in the foreseeable future, substantially all of our revenue from collaboration agreements with biotechnology and pharmaceutical companies. These collaboration agreements contain complex commercial terms, including:

- clinical development and commercialization obligations that are based on certain commercial reasonableness performance standards that can often be difficult to enforce if disputes arise as to adequacy of our partner's performance;

- research and development performance and reimbursement obligations for our personnel and other resources allocated to partnered biologic candidate development programs;

- clinical and commercial manufacturing agreements, some of which are priced on an actual cost basis for products supplied by us to our partners with complicated cost allocation formulas and methodologies;

- intellectual property ownership allocation between us and our partners for improvements and new inventions developed during the course of the collaboration;

- royalties on drug sales based on a number of complex variables, including net sales calculations, geography, scope of patent claim coverage, patent life, generic competitors, bundled pricing and other factors; and

- indemnity obligations for intellectual property infringement, product liability and certain other claims.

We are a party to numerous significant collaboration agreements and other strategic transaction agreements (e.g. financings and asset divestitures) that contain complex representations and warranties, covenants and indemnification obligations. If we are found to have materially breached such agreements, we could be subject to substantial liabilities, which would harm our financial condition.

From time to time, we are involved in litigation matters involving the interpretation and application of complex terms and conditions of our agreements. One or more disputes may arise or escalate in the future regarding our collaboration agreements, transaction documents, or third-party license agreements that may ultimately result in costly litigation and unfavorable interpretation of contract terms, which would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain intellectual property licenses related to the development of our drug candidates on a commercially reasonable basis, if at all.

Numerous pending and issued U.S. and foreign patent rights and other proprietary rights owned by third parties relate to pharmaceutical compositions, methods of preparation and manufacturing, and methods of use and administration. We cannot predict with any certainty which, if any, patent rights will be considered relevant to our or our collaboration partners' technology or drug candidates by authorities in the various jurisdictions where such rights exist, nor can we predict with certainty which, if any, of these rights will or may be asserted against us by third parties. In certain cases, we have existing licenses or cross-licenses with third parties; however, the sufficiency of the scope and adequacy of these licenses is very uncertain in view of the long development and commercialization cycles for biotechnology and pharmaceutical products. There can be no assurance that we can obtain a license to any technology that we determine we need on reasonable terms, if at all, or that we could develop or otherwise obtain alternate technology to avoid a need to secure a license. If we are required to enter into a license with a third party, our potential economic benefit for the products subject to the license will be diminished. If a license is not available on commercially reasonable terms or at all, we may be prevented from developing and commercializing the biologic, which could significantly harm our business, results of operations, and financial condition.

If any of our pending patent applications do not issue, or are deemed invalid following issuance, we may lose valuable intellectual property protection.

The patent positions of pharmaceutical and biotechnology companies, such as ours, are uncertain and involve complex legal and factual issues. We own more than 150 U.S. and 650 foreign patents and have a number of pending patent applications that cover various aspects of our technologies. There can be no assurance that patents that have been issued will be held valid and enforceable in a court of law. Even for patents that are held valid and enforceable, the legal process associated with obtaining such a judgment is time consuming and costly. Additionally, issued patents can be subject to opposition, *inter partes* review, re-examinations or other proceedings that can result in the revocation of the patent or maintenance of the patent in amended form (and potentially in a form that renders the patent without commercially relevant and/or broad coverage). Further, our competitors may be able to circumvent and otherwise design around our patents. Even if a patent is issued and enforceable, because development and commercialization of pharmaceutical products can be subject to substantial delays, patents may expire prior to the commercialization of the biologic. Moreover, even if a patent encompassing a biologic has not expired prior to the biologic's commercialization, the patent may only provide a short period of protection following the commercialization of the covered product. In addition, our patents may be subject to post grant proceedings, such as *inter partes* review and re-examinations, before the U.S. Patent and Trademark Office (or equivalent proceedings in other jurisdictions), which could result in a loss of the patent and/or substantial cost to us.

We have filed patent applications covering our drug candidates, and plan to file additional patent applications as we deem appropriate. There can be no assurance that the patent applications for which we apply will actually issue as patents, or do so with commercially relevant and/or broad coverage. The coverage claimed in a patent application can be significantly reduced before the patent is issued. The scope of our claim coverage can be critical to our ability to enter into licensing transactions with third parties and our right to receive royalties from our collaboration partnerships. Since publication of discoveries in scientific or patent literature often lags behind the date of such discoveries, we cannot be certain that we were the first inventor of inventions covered by our patents or patent applications. In addition, there is no guarantee that we will be the first to file a patent application directed to an invention.

An adverse outcome in any judicial proceeding involving intellectual property, including patents, could subject us to significant liabilities to third parties, require disputed rights to be licensed from or to third parties or require us to cease using the technology in dispute. In those instances where we seek an intellectual property license from another, we may not be able to obtain the license on a commercially reasonable basis, if at all, thereby raising concerns on our ability to freely commercialize our technologies or products.

We rely on trade secret protection and other unpatented proprietary rights for important proprietary technologies, and any loss of such rights could harm our business, results of operations and financial condition.

We rely on trade secret protection and other unpatented proprietary rights for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent confidential and proprietary information or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets. In addition, unpatented proprietary rights, including trade secrets and know-how, can be difficult to protect and may lose their value if they are independently developed by a third party or if their secrecy is lost. Any loss of trade secret protection or other unpatented proprietary rights could harm our business, results of operations and financial condition.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

The manufacture, clinical testing, marketing and sale of medical products involve inherent product liability risks. If product liability costs exceed our product liability insurance coverage (or if we cannot secure product liability insurance), we may incur substantial liabilities that could have a severe negative impact on our financial position. Whether or not we are ultimately successful in any product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources and might result in adverse publicity, all of which would impair our business. Additionally, we may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

If we or current or future collaborators or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions and civil or criminal penalties.

Although we do not currently have any products on the market, once we begin commercializing our drug candidates, if approved, we will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal and state governments of the jurisdictions in which we conduct our business. Healthcare providers, physicians and third-party payers play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with third-party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our therapeutic candidates for which we obtain marketing approval. For more information, see "Business – Government Regulation - Other Healthcare Laws and Regulations."

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. If our operations are found to be in violation of any such requirements, we may be subject to penalties, including administrative, civil or criminal penalties, imprisonment, monetary damages, the curtailment or restructuring of our operations, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely affect financial results. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management's attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

Healthcare legislative or regulatory reform measures may have a negative impact on our business and results of operations.

The U.S. and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. The U.S. government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government- paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Governmental policy can also change the commercial potential of our product candidates, including efforts to increase patient access to lower-cost generic and biosimilar drugs. Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the Affordable Care Act and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program. For more information, see "*Business – Government Regulation – Legislative and Regulatory Landscape.*"

We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

• the demand for our product candidates, if we obtain regulatory approval;

• our ability to set a price that we believe is fair for our approved products;

- our ability to generate revenue and achieve or maintain profitability;

- the level of taxes that we are required to pay; and

- the availability of capital.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare drugs and services, which could result in reduced demand for our drug candidates or additional pricing pressures. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. Recent CMS proposals, including the GLOBE, GUARD, and GENEROUS, could also materially impact our revenue. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

Disruptions to the normal functioning of the FDA and other government agencies could hinder their ability to perform and carry out important roles and activities on which the operation of our business relies, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, leadership and policy changes. Average review times at the agency have fluctuated in recent years as a result. For example, in 2025, changes and cuts in FDA staffing have been reported as resulting in delays in the FDA's responsiveness or in its ability to review IND submissions or marketing applications. In addition, government funding of other agencies on which our operations may rely is subject to the political process, which is inherently fluid and unpredictable.

Over the last several years, the U.S. government has shut down several times, including from October 1, 2025 through November 12, 2025, and from January 31, 2025 through February 3, 2026. Government shutdowns, if prolonged, could significantly impact the ability of government agencies upon which we rely (such as the FDA and SEC) to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Disruptions at the FDA and other agencies may slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

We are involved in legal proceedings and may incur substantial litigation costs and liabilities that will adversely affect our business, financial condition and results of operations.

From time to time, we are involved in legal proceedings where we or other third parties are enforcing or seeking intellectual property rights, invalidating or limiting patent rights that have already been allowed or issued, or otherwise asserting proprietary rights through one or more potential legal remedies. Third parties have asserted, and may in the future assert, that we or our partners infringe their proprietary rights, such as patents and trade secrets, or have otherwise breached our obligations to them. A third party often bases its assertions on a claim that its patents cover the technology we use or our drug candidates or that we have misappropriated its confidential or proprietary information. Similar assertions of infringement could be based on future patents that may issue to third parties. In certain of our agreements with our partners, we are obligated to indemnify and hold harmless our collaboration partners from intellectual property infringement, product liability and certain other claims, which could cause us to incur substantial costs and liability if we are called upon to defend ourselves and our partners against any claims. We are also regularly involved in opposition proceedings at the European Patent Office and in *inter partes* review and re-examination proceedings at the U.S. Patent and Trademark Office where third parties seek to invalidate or limit the scope of our allowed patent applications or issued patents covering (among other things) our drug candidates and technologies. If a third party obtains injunctive or other equitable relief against us or our partners, they could effectively prevent us, or our partners, from developing or commercializing, or deriving revenue from, certain drugs or drug candidates in the U.S. and abroad. Costs associated with litigation, substantial damage claims, indemnification claims or royalties paid for licenses from third parties could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may also be involved in legal proceedings other than those related to intellectual property, including securities actions or derivative actions or other complaints.

On August 7, 2023, we filed a complaint in the United States District Court for the Northern District of California (the Court) against Eli Lilly and Company alleging, among other claims, breach of contract and breach of implied covenant of good faith and fair dealing (the Complaint), in connection with our collaboration with Lilly. Following the denial of its motion to dismiss the Complaint entirely, Lilly filed an answer that included counterclaims against us alleging breach of specified confidentiality provisions and defamation. On September 19, 2025, Lilly filed a motion to voluntarily dismiss its counterclaims with prejudice, which the Court granted on October 7, 2025. Lilly has filed a motion for summary judgment, and the court has not yet issued a decision on this motion, as well as other pre-trial motions filed by both parties that remain pending before the Court. Following the shutdown of the federal government, on October 14, 2025, the Court postponed the previously calendared October 27, 2025, starting date of the jury trial. The Court has set a new jury trial date of September 8, 2026.

On March 6, 2026, a putative class action complaint was filed in the U.S. District Court for the Northern District of California against the Company, our CEO, CFO and Chief Research and Development Officer, captioned Schramke v. Nektar Therapeutics, et al. The complaint asserts claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act and SEC rules promulgated thereunder, seeks damages, attorneys' fees and other relief, and alleges, among other things, that from February 26, 2025 through December 15, 2025, the defendants made misleading statements and/or failed to disclose material information regarding the REZOLVE-AA trial. The Company denies the claims, believes they are without merit, and intends to defend vigorously against this litigation.

The cost to us in initiating or defending any litigation or other proceeding, even if resolved in our favor, could be substantial, and litigation would divert our management's attention. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts or result in financial implications either in terms of seeking license arrangements or payment of damages or royalties. There is no guarantee that our insurance coverage for damages resulting from any litigation or the settlement would be sufficient and could result in substantial financial risk to the Company.

Given the nature of lawsuits and complaints, we cannot reasonably estimate a potential future loss or a range of potential future losses for any of the legal proceedings we may be involved in. However, an unfavorable resolution could potentially have a material adverse effect on our business, financial condition, and results of operations or prospects, and potentially result in paying monetary damages. We have recorded no liability for any litigation matters in our Consolidated Balance Sheets at December 31, 2025.

Any actual or alleged (failure to comply with privacy and data protection laws, could subject us to fines, penalties, increased regulatory scrutiny, or suspension or exclusion from participation in government healthcare programs. Any of these outcomes could adversely affect our business, financial condition and results of operations.

Our business is subject to many federal, state and foreign privacy and data protection laws and regulations governing the collection, use, disclosure and security of personal information, including information we collect from individuals participating in our clinical trials and our employees, among others. In the U.S., in addition to federal laws such as the HIPAA (as amended by HITECH) and Section 5 of the FTC Act, that may apply to our business, numerous states have passed comprehensive privacy laws relating to the privacy and security of personal information, including health information. Legal requirements often vary across jurisdictions in significant ways, complicating compliance efforts. The global data protection landscape continues to rapidly evolve, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

For example, the California Consumer Privacy Act (CCPA) grants California consumers expanded rights regarding their personal information, including the right to access, correct, delete, and limit the sharing, use and disclosure of personal information, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that may increase the risk of data breach litigation and compliance costs. Similarly comprehensive state privacy laws have become effective in more than a dozen other U.S. states. In addition, certain states have passed laws specifically regulating consumer health information. For example, Washington's My Health My Data Act (MHMDA) requires regulated entities to obtain consent to collect health information, grants consumers certain rights, including to request deletion, and provides for robust enforcement mechanisms, including a private right of action for consumer claims. At the federal level, the FTC has used its authority over "unfair or deceptive acts or practices" to impose stringent requirements on the collection and disclosure of sensitive categories of personal information, including health information, which may increase our potential liability and compliance costs and adversely affect our business.Moreover, the FTC's expanded interpretation of a "breach" under its Health Breach Notification Rule could impose new disclosure obligations that would apply in the event of a qualifying breach.

The European Regulation 2016/679, known as the General Data Protection Regulation (EU GDPR), the implementing legislation of EU Member States, which became effective on May 25, 2018, and the EU GDPR as incorporated into the laws of the United Kingdom (UK GDPR) (together with the EU GDPR, the GDPR) apply to the collection and processing of personal data, including health-related information, by companies located in the EU and UK, or in certain circumstances, by companies located outside of the EU or UK and processing personal information of individuals located in the EU or UK. The GDPR is wide-ranging in scope and imposes strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to, for example, (i) ensuring a legal basis or condition applies to the processing of personal data and, in some situations where required, obtaining the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) responding to data subject requests, (iv) imposing requirements to notify the competent national data protection authorities and data subjects of personal data breaches, (v) implementing safeguards in connection with the security and confidentiality of the personal data, (vi) accountability requirements and (vii) taking certain measures when engaging third-party processors. The GDPR prohibits the transfer of personal data to countries outside of the European Economic Area (EEA) and UK, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. The GDPR also permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million (£17.5 million under the UK GDPR) or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

Regulators and legislators in the U.S. are increasingly scrutinizing and restricting certain personal data transfers and transactions involving foreign countries. For example, the Department of Justice's January 8, 2025, Rule on Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, 24, prohibits transfers of data, including health data, genetic data, and biospecimens, to countries of concern, including China. The rule also prohibits covered businesses from granting access to certain investment agreements, employment agreements and vendor agreements involving such data to countries of concern, absent specified cybersecurity controls. Actual or alleged violations of these regulations may be punishable by criminal and/or civil sanctions, may result in exclusion from participation in federal and state programs and may restrict our ability to use certain vendors, sites, investigators, or service providers in global clinical trials.

Any actual or alleged failure to comply with data protection laws, including with respect to information relating to our employees and/or clinical patients, could result in reputational harm, monetary fines (such as those imposed by the GDPR and CCPA), civil suits, civil penalties or criminal sanctions and requirements to disclose the breach, and the development of our drug candidates could be delayed. In addition, we continue to be subject to new and evolving data protection laws and regulations from a variety of jurisdictions, and there is a risk that our systems and processes for managing and protecting data may be found to be inadequate, which could materially adversely affect our business, financial condition and results of operations.

Like many companies, we may use artificial intelligence (AI) technologies, including generative AI, which presents risks and challenges that can impact our business, including by posing cybersecurity risks to our confidential information, proprietary information, and personal data.

We use AI technologies, including generative AI and commercially available tools, in the operation of our business. The use of new and evolving technologies, such as AI, may present risks and challenges that can adversely impact our business and reputation, including cybersecurity, data privacy, information technology, confidentiality, regulatory, legal, operational, competitive, intellectual property, and other risks. Specifically, risks related to accuracy, bias, AI hallucinations, discrimination, harmful content, misinformation, fraud, scams, targeted attacks (including model poisoning or data poisoning), surveillance, data leakage, bias and inequality, environmental and other harms may flow from our development or use of AI technologies. Certain AI tools may increase the risk of unauthorized disclosure of confidential information, compromise of proprietary intellectual property, or inadvertent inclusion of third-party intellectual property or other protected material, which could result in disputes or claims of infringement.

Government and supranational regulation related to AI is evolving as new laws and regulations are implemented globally and could significantly increase the burden and operational cost of compliance in this area, including through requirements related to transparency, accountability, risk management, human oversight, and data governance. We expect to see increasing regulation related to AI governance, use and ethics, which may also increase the burden and cost of research, development and compliance. For example, the EU's Artificial Intelligence Act (AI Act) entered into force on August 1,

2024, with important sections scheduled to come into effect on August 2, 2026. As currently enacted, the AI Act imposes significant obligations on providers and deployers of high-risk AI systems and encourages providers and deployers of AI systems and general purpose AI models, and encourages providers and deployers of AI systems to account for EU ethical principles when developing and using AI technology. If we develop or deploy AI systems that are governed by the AI Act, we may be required to adopt higher standards of data quality, transparency and human oversight, and adhere to specific and potentially burdensome and costly ethical, accountability and administrative requirements.

In the U.S., the regulatory environment for AI is complex and uncertain. Over the past year, states have advanced, and in some cases passed, dozens of laws focusing on AI governance and regulation, including on deployment of AI in healthcare settings. At the federal level, the current administration has endorsed a federal moratorium on the enforcement of state AI laws, including through a December 11, 2025, executive order on "Ensuring a National Policy Framework for Artificial Intelligence." So far, these efforts have not been successful at curtailing state action on AI regulation, contributing to a complicated legislative patchwork, which may be litigated in state and federal courts. In addition, there is continued uncertainty regarding the application of existing federal and state legal frameworks to uses and development of AI, and legal norms and market standards regarding AI continue to evolve. The FDA, for example, issued draft guidance on the use of AI in regulatory decision-making for drug and biological products that centers on the context of use while establishing a credibility assessment framework for establishing and evaluating artificial intelligence model outputs intended to support regulatory decision-making. If we develop or use AI systems governed by such laws or regulations, including as informed by regulatory guidance, we will need to meet higher standards of data quality, transparency, monitoring and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements, with the potential for significant enforcement or litigation in the event of any perceived non-compliance.

The use of certain AI technologies can also give rise to intellectual property risks, including by disclosing or otherwise compromising confidential or proprietary intellectual property, or by undermining our ability to assert or defend ownership rights in intellectual property created with the assistance of AI tools. Our vendors may in turn incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including AI, to engage in illegal activities such as the theft and misuse of personal or proprietary information. In addition, the use of generative AI models in our internal or third-party systems may create new attack surfaces or methods for adversaries, which could impact us and our vendors. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Our operations may involve hazardous materials and are subject to environmental, health, and safety laws and regulations. Compliance with these laws and regulations is costly, and we may incur substantial liability arising from our activities involving the use of hazardous materials.

As a research-based biopharmaceutical company with significant research and development operations, we are subject to extensive environmental, health, and safety laws and regulations, including those governing the use of hazardous materials. Our research and development activities and those who conduct these activities on our behalf involve the controlled use of chemicals, radioactive compounds, and other hazardous materials. The cost of compliance with environmental, health, and safety regulations (including, but not limited to, the handling and disposal of both hazardous and non-hazardous waste) is substantial. If an accident involving these materials or an environmental discharge were to occur, we could be held liable for any resulting damages, or face regulatory actions, which could exceed our resources or insurance coverage.

Risk Related to Investment and Securities

The price of our common stock has, and may continue to fluctuate significantly, which could result in substantial losses for investors and securities class action and shareholder derivative litigation.

Our stock price is volatile. During the year ended December 31, 2025, based on closing prices on the NASDAQ Capital Market, the closing price of our common stock ranged from $7.35 to $65.69 per share (on a post-reverse split basis). In response to volatility in the price of our common stock in the past, plaintiffs' securities litigation firms have sought information from us and/or shareholders as part of their investigation into alleged securities violations and breaches of duties (among other corporate misconduct allegations). Following their investigations, plaintiffs' securities litigation firms have often initiated legal action, including the filing of class action lawsuits, derivative lawsuits, and other forms of redress. We expect our stock price to remain volatile and we continue to expect the initiation of legal actions by plaintiffs' securities litigation firms following share price fluctuations. A variety of factors may have a significant effect on the market price of our common stock, including, among others, the risks described in this section titled "Risk Factors" and the following:

- announcements of data from, or material developments in, our clinical studies and those of our collaboration partners, including data regarding efficacy and safety, delays in clinical development, regulatory approval or commercial launch – in particular, the results from clinical studies of bempegaldesleukin and rezpegaldesleukin have had a significant impact on our stock price;

- the timing of outcomes from our clinical trials which can be difficult to predict particularly for clinical studies that have event-driven end points such as progression-free survival and overall survival;

- announcements by collaboration partners as to their plans or expectations related to drug candidates and approved biologics in which we have a substantial economic interest;

- announcements regarding terminations or disputes under our collaboration agreements;

- fluctuations in our results of operations;

- developments in patent or other proprietary rights, including intellectual property litigation or entering into intellectual property license agreements and the costs associated with those arrangements;

- announcements of technological innovations or new therapeutic products that may compete with our approved partnered products or products under development;

- announcements of changes in governmental regulation affecting us or our competitors;

- litigation brought against us or third parties to whom we have indemnification obligations;

- public concern as to the safety of drug formulations developed by us or others;

- our financing needs and activities; and

- general economic, industry and market conditions, including the impacts of rising inflation and interest rates and global geopolitical tensions.

At times, our stock price has been volatile even in the absence of significant news or developments. The stock prices of biotechnology companies and securities markets generally have been subject to dramatic price swings in recent years.

We have implemented certain anti-takeover measures, which make it more difficult to acquire us, even though such acquisitions may be beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even though such acquisitions may be beneficial to our stockholders. These anti-takeover provisions include:

- establishment of a classified board of directors such that not all members of the board may be elected at one time;

- lack of a provision for cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

- the ability of our board to authorize the issuance of "blank check" preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

- prohibition on stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of stockholders;

- establishment of advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

- limitations on who may call a special meeting of stockholders.

Further, provisions of Delaware law relating to business combinations with interested stockholders may discourage, delay or prevent a third party from acquiring us. These provisions may also discourage, delay or prevent a third party from acquiring a large portion of our securities or initiating a tender offer or proxy contest, even if our stockholders might receive a premium for their shares in the acquisition over the then-current market prices. We also have a change of control severance benefit plan, which provides for certain cash severance, stock award acceleration and other benefits in the event our employees are terminated (or, in some cases, resign for specified reasons) following an acquisition. This severance plan could discourage a third party from acquiring us.

General Risk Factors

We significantly rely on information technology systems and infrastructure, and any failure, inadequacy, damage, interruption, compromise, incident or breach, or security lapse of that technology within our internal computer systems and infrastructure, or those of our partners, vendors, CROs, CMOs or other contractors or consultants, may result in a material disruption of our development programs and our operations and financial condition.

As part of our business, we collect, store and transmit large amounts of confidential information, proprietary or other sensitive information, including intellectual property and personal data. Despite the implementation of security measures, our internal computer systems and infrastructure or those of our partners, vendors, contract research organizations (CROs), contract manufacturing organizations (CMOs) and other contractors and consultants are vulnerable to loss, damage, compromise, interruption, denial-of-service, unauthorized access, or misappropriation.

Like other companies in our industry, we, and our third party vendors, have experienced threats and cybersecurity incidents relating to our information technology systems and infrastructure. Cybersecurity incidents and data breaches have been increasing in frequency, levels of persistence, sophistication and intensity, and can include unauthorized activity by our employees, contractors and other third parties, as well as by third parties who use cyberattack techniques involving malware, ransomeware, hacking and social engineering fraud (including phishing attacks) and business email compromises, among others. Additionally, the risk of data breaches, cybersecurity incidents, cyber-attacks or other security events may be heightened as a result of new technologies, including artificial intelligence, and an increase in the number of employees who adopted a remote working environment, which may be less secure and more susceptible to hacking attacks or other security compromises or breaches. Our information technology systems and infrastructure, and those of our partners, vendors, CROs, CMOs or other contractors or consultants are also vulnerable to intentional or inadvertent wrongful conduct by employees and vendors, natural disasters, terrorism, war, telecommunication and electrical failures and the types of interruption, compromise and damage described above. Any such compromise or disruption, no matter the origin, may cause an interruption of our operations. For instance, the loss or misappropriation of preclinical data or data from any clinical trial involving our drug candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. In addition, the loss, corruption or unauthorized disclosure or misuse of our trade secrets, personal data or other confidential and/or proprietary or sensitive information could compromise the commercial viability of one or more of our programs, which would negatively affect our business. Also, the costs to us to investigate, mitigate and remediate cybersecurity incidents or compromises and comply with applicable legal obligations, including breach notification obligations to individuals, regulators, partners and others, could be significant and our reputation could be materially damaged. We could also be exposed to litigation or regulatory investigations or actions by state and federal governmental authorities and non-U.S. authorities, including fines, penalties, and other legal and financial exposure and liabilities. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our privacy and data security obligations. Further, although we maintain cyber liability insurance, this insurance may not provide adequate coverage against potential liabilities related to any experienced cybersecurity incident or breach.

Changes in tax law could adversely affect our business and financial condition.

Our business is subject to numerous international, federal, state, and other governmental laws, rules, and regulations that may adversely affect our operating results, including, taxation and tax policy changes, tax rate changes, new tax laws, or revised tax law interpretations, which individually or in combination may cause our effective tax rate to increase. In the U.S., the rules dealing with federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations.

Global economic and political conditions may negatively affect us and may magnify certain risks that affect our business.

Our operations and performance may be affected by global economic and political conditions. The global economy has recently experienced volatility and disruptions. Adverse macroeconomic conditions, including inflation, economic recession, volatility in the financial markets, supply chain shortages, changes to fiscal and monetary policy or government budget dynamics, promulgations of new executive orders under the Trump administration, and other challenges in the global economy may adversely affect our business and those of our partners. Our operations and performance (or the operations and performance of our partners and service providers) may be negatively affected by war, political or civil unrest or military action, terrorist activity, and unstable governments and legal systems. Sanctions imposed by the U.S., EU and other countries in response to the conflict between Russia and Ukraine and the potential response to such sanctions may have an adverse impact on our business, including our clinical trials, the financial markets and the global economy. Conflicts in Israel, Gaza, Iran and the Middle East may lead to further sanctions, retaliatory attacks, market volatility and uncertainty, any of which could have a material adverse effect on our business.

As a result of global economic and political conditions, some third-party payers may delay or be unable to satisfy their reimbursement obligations. Job losses or other economic hardships may also affect patients' ability to afford healthcare as a result of increased co-pay or deductible obligations, greater cost sensitivity to existing co-pay or deductible obligations, lost healthcare insurance coverage or for other reasons. Our ability to conduct clinical trials in regions experiencing political or civil unrest could negatively affect clinical trial enrollment or the timely completion of a clinical trial. We believe the aforementioned economic conditions have led and could continue to lead to reduced demand for our and our collaboration partners' drug products, which could have a material adverse effect on our product sales, business and results of operations.

Further, with rising international trade tensions or sanctions, our business may be adversely affected following new or increased tariffs. On April 2, 2025, the United States announced a 10% tariff on all foreign goods and individualized higher reciprocal tariffs on goods imported from certain countries. On April 9, 2025, the Trump administration announced a pause on the individualized reciprocal tariffs on all countries, except for China, for 90 days. On July 7, 2025, two days before the expiration of the announced pause, the President signed an executive order that certain tariff rates would expire on August 1, 2025. Tariffs could result in increased global clinical trial costs as a result of international transportation of clinical drug supplies, as well as the costs of materials and products imported into the U.S. Tariffs, trade restrictions or sanctions imposed by the U.S. or other countries could increase the prices of our and our collaboration partners' drug products, affect our and our collaboration partners' ability to commercialize such drug products, or create adverse tax consequences in the U.S. or other countries. As a result, changes in international trade policy, changes in trade agreements and the imposition of tariffs or sanctions by the U.S. or other countries could materially adversely affect our results of operations and financial condition.

Our business could be negatively impacted by corporate citizenship and sustainability matters.

There is an increased focus from certain investors, employees, and other stakeholders concerning corporate citizenship and sustainability matters, which include environmental concerns and social investments. We could fail to meet, or be perceived to fail to meet, the expectations of these certain investors, employees and other stakeholders concerning corporate citizenship and sustainability matters, thereby resulting in a negative impact to our business.

If natural disasters or other catastrophic events strike, our business may be harmed.

Our corporate headquarters, where the majority of our operations are based, are located in the San Francisco Bay Area, a region known for seismic activity and a potential terrorist target. In the event of an earthquake or other natural disaster, catastrophic event caused by climate change, political instability, civil unrest, or terrorist event in the region, our business operations would be significantly disrupted and our financial condition would be harmed. Our collaboration partners and important vendors and suppliers to us or our collaboration partners may also be subject to catastrophic events, such as earthquakes, floods, wild fires, hurricanes, tornadoes and pandemics any of which could harm our business (including, for example, by disrupting supply chains important to the success of our business), results of operations and financial condition. We have not undertaken a systematic analysis of the potential consequences to our business, results of operations and financial condition from a major earthquake or other catastrophic event, such as a fire, sustained loss of power, terrorist activity or other disaster, and do not have a recovery plan for such disasters. In addition, our insurance coverage may not be sufficient to compensate us for actual losses from any interruption of our business that may occur.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity.

Cyber Risk Management and Strategy

The Company, under the oversight of the audit committee of the board of directors, has implemented and maintains an enterprise risk management process, which includes periodic assessments of various risk categories, including cyber risks, across the Company. Our process for assessing, identifying, and managing risks from cybersecurity threats is informed by industry standards and supported by cybersecurity technologies, including third-party security solutions, monitoring, and alerting tools, designed to monitor, identify, and address cybersecurity risks.

We leverage a managed security service provider and also engage with other third-party providers and consultants to support our cyber risk management efforts, including through periodic security testing. We have a process to assess and review the cybersecurity practices of information technology third-party vendors and service providers, including through review of applicable certifications, security reports, and vendor questionnaires and contractual requirements, as appropriate.

Governance Related to Cybersecurity Risks

Our cyber risk management program and related operations and processes are directed by the Head of IT in consultation with the legal team and our third-party security advisor. Currently, the Head of IT role is held by an individual who has over 20 years of information technology experience. The Head of IT reports to the Chief People Officer.

The Head of IT meets with the Chief People Officer and the legal team to periodically to discuss and review our cybersecurity risk management processes and to address matters related to potential cybersecurity and information technology risks, with input from the Company's third-party technology providers, as appropriate. In addition, the Head of IT has regular meetings with our managed security service provider to inform our cyber risk management processes and reporting to management. The Head of IT, working with the Chief People Officer and the legal team, provides periodic reports on cybersecurity and information technology matters to the audit committee, which is responsible for reviewing and overseeing the Company's risk management process, including cybersecurity risks.

The Chief People Officer and the legal team along with the audit committee periodically report on cybersecurity risk management to the full board of directors. The board of directors, as a whole and through its committees, has responsibility for the periodic review and oversight of information technology risks, including cybersecurity risks.

Our enterprise risk management program is overseen by a risk management committee comprised of senior managers across key functional areas that cover cybersecurity and information technology matters. This committee provides periodic reports and updates, as needed, to the board of directors or one of its designated committees. In collecting information on enterprise risk, cybersecurity is included as a designated risk category, and the results of our enterprise risk assessment processes, including risks related to cybersecurity, are also discussed with the audit committee and among senior management on a periodic basis.

We have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. For more information regarding cybersecurity risks that may affect or Company, see "Item 1A. Risk Factors" included in this Report.

Item 2. Properties

California

We lease a 155,215 square foot facility in the Mission Bay Area of San Francisco, California (Mission Bay Facility), under an operating lease which expires in January 2030. The Mission Bay Facility is our corporate headquarters. We also lease 135,936 square feet of office space in San Francisco (the Third Street Facility), under an operating lease which expires in January 2030.

In connection with our 2022 and 2023 Restructuring Plans, we have consolidated our San Francisco operations in our Mission Bay Facility, and we have vacated our Third Street Facility and certain laboratory and office spaces at our Mission Bay Facility. We have sublet approximately 29,000 square feet of office and laboratory space in our Mission Bay Facility and are seeking to sublease all of the remaining spaces in both Facilities.

Alabama

We previously owned facilities consisting of approximately 124,000 square feet in Huntsville, Alabama, which housed laboratories as well as administrative, clinical and commercial manufacturing facilities for our PEGylation and advanced polymer conjugate technology operations as well as manufacturing of APIs for early clinical studies. These facilities were sold to Gannet BioChem, an affiliate of Ampersand Management LLC d/b/a Ampersand Capital Partners via the Asset Purchase Agreement on December 2, 2024.

Item 3. Legal Proceedings

From time to time, we are subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on The NASDAQ Capital Market under the symbol "NKTR."

Holders of Record

As of March 11, 2026, there were approximately 130 holders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently expect to retain all available funds and any future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

There were no sales of unregistered securities and there were no common stock repurchases made during the year ended December 31, 2025.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding our equity compensation plans as of December 31, 2025 is disclosed in Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K and is incorporated herein by reference from our proxy statement for our 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Performance Measurement Comparison

The material in this section is being furnished and shall not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall the material in this section be deemed to be incorporated by reference in any registration statement or other document filed with the SEC under the Securities Act or the Exchange Act, except as otherwise expressly stated in such filing.

The following graph compares, for the five year period ended December 31, 2025, the cumulative total stockholder return (change in stock price plus reinvested dividends) of our common stock with (i) the NASDAQ Composite Index, (ii) the NASDAQ Biotechnology Index and (iii) the RDG SmallCap Biotechnology Index. Measurement points are the last trading day of each of our fiscal years ended December 31, 2020, December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024. The graph assumes that $100 was invested on December 31, 2020 in the common stock of the Company, the NASDAQ Composite Index, the NASDAQ Biotechnology Index and the RDG SmallCap Biotechnology Index and assumes reinvestment of any dividends. The stock price performance in the graph is not intended to forecast or indicate future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Nektar Therapeutics, the NASDAQ Composite Index,
the NASDAQ Biotechnology Index and the RDG SmallCap Biotechnology Index



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section as well as factors described in "Part I, Item 1A — Risk Factors."

Overview

Strategic Direction of Our Business

Nektar Therapeutics is a clinical stage, research-based drug discovery biopharmaceutical company focused on discovering and developing innovative medicines in the field of immunotherapy. Within this growing field, we direct our efforts toward creating new immunomodulatory agents that selectively induce, amplify, attenuate or prevent immune responses in order to achieve desired therapeutic outcomes. We apply our deep understanding of immunology to identify and create innovative drug candidates and use our drug development expertise to advance these molecules through preclinical and clinical development. Our pipeline of clinical-stage and preclinical-stage immunomodulatory agents targets the treatment of autoimmune diseases (e.g., rezpegaldesleukin and NKTR-0165, respectively) and cancer (e.g., NKTR-255). We continue to make significant investments in building and advancing our pipeline of drug candidates as we believe that this is the best strategy to build long-term shareholder value.

Autoimmune and inflammatory diseases cause the immune system to mistakenly attack and damage healthy cells in a person's body. A failure of the body's self-tolerance mechanisms enables the formation of the pathogenic T lymphocytes that conduct this attack. Our drug candidate rezpegaldesleukin is a potential first-in-class resolution therapeutic that may address this underlying immune system imbalance in people with autoimmune disorders and inflammatory diseases. It is designed to target the interleukin-2 (IL-2) receptor complex in the body in order to stimulate proliferation of powerful inhibitory immune cells known as regulatory T cells (Treg cells). Describing the critical role of Treg cells in maintaining balance in the immune system earned Drs. Mary E. Brunkow, Fred Ramsdell and Shimon Sakaguchi, the Nobel Prize in medicine on October 6, 2025. By activating these Treg cells, rezpegaldesleukin may act to bring the immune system back into balance. Rezpegaldesleukin is being developed as a once or twice monthly self-administered injection for a number of autoimmune disorders and inflammatory diseases.

In late October 2023, we initiated a Phase 2b clinical study of rezpegaldesleukin in patients with moderate-to-severe atopic dermatitis (the Phase 2b RESOLVE-AD trial). On February 11, 2025, we announced that the FDA had granted Fast Track designation for rezpegaldesleukin for the treatment of adult and pediatric patients 12 years of age and older with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable. In March 2024, we initiated a Phase 2b clinical study in patients with severe-to-very severe alopecia areata (the Phase 2b RESOLVE-AA trial). On July 29, 2025, we announced that the FDA had granted Fast Track designation for rezpegaldesleukin for the treatment of severe-to-very severe alopecia areata in adult and pediatric patients 12 years of age and older who weigh at least 40 kg. On February 24, 2025, we announced that we had entered into a collaboration agreement with TrialNet to evaluate rezpegaldesleukin in patients with new onset stage 3 type 1 diabetes mellitus in a Phase 2 study. TrialNet will conduct the study with funding from the National Institutes of Health, primarily through the Special Statutory Funding Program for Type 1 Diabetes through the National Institute of Diabetes and Digestive and Kidney Diseases. Nektar will supply rezpegaldesleukin for the study and will retain all rights to the rezpegaldesleukin program under the collaboration.

On June 24, 2025, we announced statistically significant data from the 16-week induction period of the ongoing Phase 2b REZOLVE-AD trial being conducted in 393 patients. In the trial, patients were randomized (3:3:3:2) to receive subcutaneous treatment with one of three doses of rezpegaldesleukin: a high dose of 24 µg/kg every two weeks (q2w), a middle dose of 18 µg/kg q2w, and a low dose of 24 µg/kg every four weeks (q4w), or placebo q2w. The primary endpoint and secondary endpoints were assessed at week 16. Following the 16-week induction period, rezpegaldesleukin-treated patients who achieved Eczema Area and Severity Score (EASI) percent score reductions of >50 were re-randomized (1:1) to continue at the same dose level on a q4w or q12w regimen through week 52 in a blinded maintenance period. Placebo patients with EASI percent score reductions of >50 percent continue to receive placebo q4w.

As announced on June 24, 2025, the Phase 2b REZOLVE-AD trial met its primary endpoint of the mean improvement in EASI from baseline at week 16 for all three dose arms of rezpegaldesleukin versus placebo (p<0.001). All three dose arms also achieved statistical significance at week 16 for the key secondary endpoints of EASI-75 (percent of patients who achieve ≥75% reduction in EASI from baseline), EASI-50 (percent of patients who achieve ≥50% reduction in EASI from baseline) and BSA (mean percent improvement in Body Surface Area score from baseline). The q2w arms of rezpegaldesleukin (high and middle doses) achieved statistical significance at week 16 for the key secondary endpoints of vIGA-AD 0/1 (percent of patients achieving a score of 0 or 1 on the validated Investigator's Global Assessment for Atopic

Dermatitis with ≥ 2-point reduction from baseline) and Itch NRS (percent of patients with baseline ≥ 4 who experienced a ≥ 4-point reduction in the Itch Numerical Rating Score from baseline). In addition, at week 16, the high dose of 24 µg/kg q2w achieved statistical significance on EASI-90 (percent of patients who achieve ≥ 90% reduction in EASI from baseline). When evaluating EASI-75 and EASI-90 by disease severity using baseline vIGA-AD score, similar responses were observed in severe patients (baseline vIGA-AD of 4) as in moderate patients (baseline vIGA-AD of 3).

In addition, the safety profile for the 16-week induction period for rezpegaldesleukin in the Phase 2b REZOLVE-AD trial was consistent with previously reported results. The most common treatment-emergent adverse events (TEAEs) were local injection site reactions (ISRs), observed in 69.7% of all rezpegaldesleukin-treated patients, with the largest proportion of these being mild or moderate (99.6%). ISRs were self-resolving and <1% of patients discontinued because of an ISR. Across all rezpegaldesleukin doses administered in the study over the 16-week induction period, 55.9% had no reports of ISRs, 30.1% had mild reports, 13.8% had moderate reports, and only 0.2% were severe. Other TEAEs more commonly observed (>5%) in the study treatment arms (n=320) versus placebo (n=73) include eosinophilia (7.8% vs. 2.7%), pyrexia (6.3% vs 2.7%), headache (6.3% vs. 4.1%) and arthralgia (5.0% vs 1.4%). In the pooled rezpegaldesleukin arms, TEAEs, excluding ISRs, were reported in 60.3% of patients and in 57.5% of placebo-treated patients. There was no increased risk of conjunctivitis, oral ulcers, or infections, including oral herpes, in the rezpegaldesleukin arms.

On September 18, 2025, we presented new data from the Phase 2b REZOLVE-AD trial at the European Academy of Dermatology and Venereology (EADV) 2025 Congress. Building on previously presented data, these data demonstrated that high dose rezpegaldesleukin achieved statistical significance on multiple patient-reported outcome assessments at completion of the 16-week induction period. Additionally, as observed interim data for patients who previously received placebo during the induction period and crossed over to receive 24 weeks of treatment with high dose rezpegaldesleukin had increased EASI-75 and vIGA-AD efficacy with extended dosing beyond week 16.

On February 10, 2026, we announced data from the blinded 36-week maintenance period of the Phase 2b REZOLVE-AD trial. Rezpegaldesleukin demonstrated long-term durability and continued atopic dermatitis disease symptom improvement during the maintenance period. Q4w and q12w dosing regimens resulted in sustained disease control for EASI-75, EASI-90, vIGA-AD response, and Itch NRS response, with the 24 µg/kg q4w and q12w regimens showing the highest maintenance of response at week 52. 71% and 83% of patients maintained EASI-75 responses and 85% and 63% maintained vIGA-AD 0/1 responses with 24 µg/kg qw4 and q12w dosing, respectively, at week 52. A meaningful proportion of patients achieved new EASI-75, EASI-90, Itch NRS and vIGA-AD 0/1 responses at week 52 of the study. A two to five fold increase in percentage of patients who achieved EASI-100 was observed in the 24 µg/kg q4w and q12w dosing regimens. Among all re-randomized patients from week 16 to week 52, q4w maintenance dosing increased EASI-100 response from 4% to 22% and q12w dosing increased EASI-100 response from 9% to 18%. Among re-randomized patients who had an EASI-75 or vIGA-AD response at maintenance baseline, q4w dosing increased EASI-100 response from 6% to 30% and q12w dosing increased EASI-100 response from 14% to 27%.

The safety profile of rezpegaldesleukin in maintenance was consistent with observations from the induction part of the study. Rezpegaldesleukin was well-tolerated with no new safety concerns identified during the maintenance and escape periods. The discontinuation rate due to adverse events was 3.5% for all aggregated patients. Overall rates of TEAEs were 72% for rezpegaldesleukin treated patients, 65% for placebo patients in maintenance, and 83% for all escape patients. The most frequent TEAE was injection site reactions, nearly all of which were mild (77%), and which occurred at a lower rate and frequency than observed in the initial induction part of the study (discontinuation rate due to injection site reactions was 0.7%).

On December 16, 2025, we announced topline results from the 36-week induction treatment period of the ongoing Phase 2b REZOLVE-AA study being conducted in 92 patients with severe-to-very-severe alopecia areata. Patients were randomized (3:3:2) to receive one of two rezpegaldesleukin doses (24 µg/kg or 18 µg/kg) or placebo, administered as a subcutaneous injection twice monthly. The primary endpoint was the mean percentage reduction from baseline in the Severity of Alopecia Tool (SALT) score at week 36. Following 36 weeks, patients who demonstrated hair growth but had not yet reached SALT≥20 had the option to continue for an additional 16 weeks of treatment through week 52 in a blinded extension period. Primary and secondary endpoints were assessed at the end of the 36-week induction treatment period.

Both rezpegaldesleukin dose arms more than doubled the SALT score reduction treatment effect observed with placebo, with the majority of patients experiencing hair growth at week 16 or later. A mean percent SALT reduction at week 36 of 28.2% for the 24 µg/kg rezpegaldesleukin arm, 30.3% for the 18 µg/kg rezpegaldesleukin arm, and 11.2% for placebo (p=0.186 and p=0.121, respectively) was observed. At all timepoints, the rezpegaldesleukin treatment arms separated from placebo in the study. Both rezpegaldesleukin treatment arms showed a dose dependent clinical treatment effect as compared to placebo on the key secondary endpoints of SALT ≤30, SALT≤20 and SALT≤10 and SALT$_{30}$.

Four of 92 patients included in the modified intent-to-treat (mITT) analysis were found to have study eligibility violations that should have disqualified them for randomization into the trial. Both rezpegaldesleukin treatment arms met statistical significance on the primary endpoint when excluding the four patients with major study eligibility violations. At week 36, the mean percent SALT reduction was 29.6% for 24 µg/kg, 30.4% for 18 µg/kg, and 5.7% for placebo (p=0.049 and p=0.042, respectively). Importantly, the absolute treatment effect for the rezpegaldesleukin arms was similar with or without the exclusion of eligibility violations. One patient in the placebo arm with an eligibility violation accounted for the 5.5% difference in the performance of the placebo arm.

Consistent with prior studies, a favorable safety and tolerability profile was observed, with nearly all TEAEs mild-to-moderate in severity and self-resolving, even in patients receiving 52 weeks of treatment. The discontinuation rate due to adverse events was 1.4% in the combined rezpegaldesleukin treatment arms. No patients discontinued treatment due to an ISR. The placebo adjusted-ISR rate was consistent with prior studies, with 87.0% of ISRs reported as mild. There was no increased risk of major adverse cardiovascular events, thrombosis, infection, acne or oral herpes for REZPEG-exposed patients, compared to placebo.

We continue to advance our most promising research drug candidates into preclinical development with the objective of advancing these early-stage research programs to human clinical studies over the next several years. Our lead research program is based on tumor necrosis factor (TNF) receptor type II (TNFR2) agonism, without modulation of the TNFR1 signaling, after we exercised an option in December 2023 to gain an exclusive license to specified agonistic antibodies and other materials that were developed pursuant to a research collaboration and license option agreement we entered into with Biolojic Design, Ltd. in 2021. TNFR2 signaling drives immunoregulatory function and can provide a direct protective effect for tissue cells. TNFR2 is highly expressed on Tregs, neuronal cells and endothelial cells and has been shown to potentiate the suppressive effects and overall functional properties of Tregs. NKTR-0165 is being developed for potential treatment of autoimmune diseases, such as ulcerative colitis, multiple sclerosis and vitiligo. We are currently conducting Investigational New Drug (IND) enabling studies for this program. We have also designed a unique bispecific antibody, NKTR-0166, that incorporates the TNFR2 agonist epitope and an antagonist epitope validated in the treatment of rheumatology diseases. As a dual agonist:antagonist of known pathways associated with key pathways linked to disease pathogenesis, this investigational antibody is being developed to address a number of rheumatic disorders.

In oncology, we focus on developing medicines that target biological pathways that stimulate and sustain the body's immune response in order to fight cancer. Our drug candidate NKTR-255 is an investigational biologic that is designed to target the IL-15 pathway in order to activate the body's innate and adaptive immunity. Through optimal engagement of the IL-15 receptor complex, NKTR-255 is designed to enhance functional NK cell populations and formation of long-term immunological memory, which may lead to sustained and durable anti-tumor immune response.

We are continuing select developmental studies of NKTR-255 in combination with cell therapies and checkpoint inhibitors while we evaluate additional strategic partnership pathways for the program. We are continuing our oncology clinical collaboration with Merck KGaA to evaluate the maintenance regimen of NKTR-255 in combination with avelumab, a PD-L1 inhibitor, in patients with locally advanced or metastatic urothelial carcinoma in the Phase II JAVELIN Bladder Medley study. We also have two investigator sponsored studies, one evaluating NKTR-255 following Breyanzi® CD19 CAR-T cell therapy in patients with relapsed/refractory large B-cell lymphoma and one evaluating NKTR-255 in combination with IMFINZI (durvalumab) in patients with unresectable Stage 3 NSCLC who have received chemoradiation.

We have historically derived substantially all of our revenue and significant amounts of research and development operating capital from our collaboration agreements. We have received upfront and milestone payments and cost-sharing reimbursements under a number of previous collaboration agreements, and certain of our collaboration partners have borne substantial costs of developing our drug candidates. We expect we will continue our approach of entering into revenue-generating collaboration agreements to pay in whole or in part the development costs of our drug candidates.

Several of our historical collaboration agreements have resulted in approved drugs, for which we may be entitled to royalties for net sales of these approved drugs. However, we have sold our rights to receive royalties under these arrangements, including:

- 2012 Purchase and Sale Agreement: In 2012, we sold all of our rights to receive royalties from CIMZIA® (for the treatment of Crohn's disease and other autoimmune indications) and MIRCERA® (for the treatment of anemia associated with chronic kidney disease) under our collaborations with UCB Pharma (UCB) and F. Hoffmann-La Roche Ltd, respectively, to RPI Finance Trust (RPI), an affiliate of Royalty Pharma for $124.0 million.

- 2020 Purchase and Sale Agreement: In December 2020, we sold our rights, subject to a cap, to receive royalties from MOVANTIK® / MOVENTIG® (for the treatment of opioid-induced constipation), ADYNOVATE® / ADYNOVI® (a half-life extension product of Factor VIII) and other hemophilia products, under our arrangements with AstraZeneca AB, Baxalta, Inc. (a wholly owned-subsidiary of Takeda Pharmaceutical Company Ltd.), and Novo Nordisk A/S, respectively, for $150.0 million to entities managed by Healthcare Royalty Management, LLC (HCR). On March 4, 2024, Nektar and HCR amended the 2020 Purchase and Sale Agreement to remove the cap on the royalties in exchange for $15.0 million. See Note 6 to our Consolidated Financial Statements for additional information.

We continued to manufacture the polymer reagents used in the production of some of the drug products until the sale of our manufacturing facility in Huntsville, Alabama (the Facility) in December 2024. On December 2, 2024, we completed the sale of the Facility and assigned our manufacturing and supply agreements to Gannet BioChem, an affiliate of Ampersand Management LLC d/b/a Ampersand Capital Partners (Ampersand) for consideration of $64.7 million in cash, net of transaction costs, and an approximate 20% equity interest at the time of close in Gannet BioChem. See Note 11 to our Consolidated Financial Statements for additional information. The sale of the Facility does not alter the royalties or other milestones payable under these agreements or our collaboration agreement with UCB for dapirolizumab pegol as further disclosed in Note 9 to our Consolidated Financial Statements.

Our business is subject to significant risks, including the risks inherent in our development efforts, the results of our clinical trials, our dependence on the marketing efforts by our collaboration partners, uncertainties associated with obtaining and enforcing patents, the lengthy and expensive regulatory approval process and competition from other products. Drug research and development is an inherently uncertain process with a high risk of failure at every stage prior to approval. The timing and outcome of clinical trial results are extremely difficult to predict. Clinical development successes and failures can have a disproportionately positive or negative impact on our scientific and medical prospects, financial condition and prospects, results of operations and market opportunities. For a discussion of these and some of the other key risks and uncertainties affecting our business, see Item 1A "Risk Factors."

With respect to financing our near-term business needs, as set forth below in "Key Developments and Trends in Liquidity and Capital Resources," we estimate we have working capital to fund our current business plans through at least the next twelve months. At December 31, 2025, we had approximately $245.8 million in cash and investments in marketable securities.

On July 2, 2025, we completed the sale and issuance of 4,893,618 shares of our common stock in an underwritten public offering (the 2025 Offering) at a price of $23.50 per share. The net proceeds to the Company from the 2025 Offering totaled approximately $107.2 million, after deducting underwriting discounts, commissions and offering costs.

We previously entered into an equity distribution agreement (the April 2025 ATM Sales Agreement) with Piper Sandler & Co. and BTIG, LLC to sell shares of our common stock by any method permitted that is deemed to be an "at-the-market" equity offering as defined in Rule 415(a)(4) promulgated under the Securities Act. In September and October 2025, we issued 1,273,923 shares of our common stock under the April 2025 ATM Sales Agreement at a weighted average price of $58.87 per share for net proceeds of $72.5 million after deducting related commissions and offering costs. No April 2025 ATM shares remain available for issuance under the April 2025 ATM Sales Agreement.

On February 13, 2026, we completed the sale of and issuance of 7,637,931 shares of common stock at a price of $58.00 per share and 293,103 pre-funded warrants at price of $57.9999 per pre-funded warrant in an underwritten public offering (the 2026 Offering). The estimated net proceeds from the 2026 Offering totaled approximately $432.0 million, after deducting underwriting discounts and commissions and estimated offering expenses.

From February 20, 2026 through March 11, 2026, we issued 639,131 shares of our common stock under the November 2025 ATM Sales Agreement at a weighted average price of $71.15 per share for net proceeds of $44.1 million after deducting related commissions of approximately $1.4 million.

Results of Operations

The results of operations for the years ended December 31, 2025 and 2024 are presented below (in thousands, except percentages).

	Year Ended December 31,		$ Change 2025 vs. 2024	% Change 2025 vs. 2024
	2025	2024		
Revenue:				
Product sales	$ —	$ 33,563	$ (33,563)	(100)%
Non-cash royalty revenue related to sales of future royalties	54,932	64,267	(9,335)	(15)%
License, collaboration and other revenue	300	597	(297)	(50)%
Total revenue	55,232	98,427	(43,195)	(44)%
Operating costs and expenses:				
Cost of goods sold	—	30,686	(30,686)	(100)%
Research and development	117,330	120,908	(3,578)	(3)%
General and administrative	68,673	76,751	(8,078)	(11)%
Restructuring and impairment	9,331	15,670	(6,339)	(40)%
Gain on sale of the Huntsville manufacturing facility	—	(40,390)	40,390	(100)%
Total operating costs and expenses	195,334	203,625	(8,291)	(4)%
Loss from operations	(140,102)	(105,198)	(34,904)	33%
Non-operating income (expense):				
Non-cash interest expense on liabilities related to sales of future royalties	(26,184)	(28,112)	1,928	(7)%
Interest income	10,438	14,500	(4,062)	(28)%
Other income (expense), net	361	(390)	751	(193)%
Total non-operating income (expense), net	(15,385)	(14,002)	(1,383)	10%
Loss before benefit for income taxes and equity method investment	(155,487)	(119,200)	(36,287)	30%
Benefit for income taxes	(138)	(239)	101	(42)%
Loss before equity method investment	(155,349)	(118,961)	(36,388)	31%
Loss from equity method investment	(8,727)	—	(8,727)	n/m
Net loss	$ (164,076)	$ (118,961)	$ (45,115)	38%

n/m - not meaningful

Revenue

Our revenue has historically been derived from our collaboration agreements, under which we may receive product sales revenue, royalties, and license fees, as well as development and sales milestones and other contingent payments. We recognize revenue when we transfer promised goods or services to our collaboration partners.

- **Product sales and Cost of goods sold:** Product sales included predominantly fixed price manufacturing and supply agreements with our collaboration partners and were the result of firm purchase orders from those partners. Due to the sale of the Facility in December 2024, we no longer recognize product sales or costs of goods sold under these arrangements in 2025.

- **Non-cash royalty revenue and Non-cash interest expense:** We recognize non-cash royalty revenue and non-cash interest expense resulting from royalties on several products for which we had previously sold our rights to receive royalties under the 2012 and 2020 Purchase and Sale Agreements. See Note 6 to our Consolidated Financial Statements for additional information regarding these agreements. These non-cash revenues and expenses have no effect on our cash flows, and we do not consider them material to our operations. We expect non-cash royalty revenue to decrease for 2026 as compared to 2025 due to the end of the royalty terms for several products, and we expect non-cash interest expense to increase slightly as a result of a higher effective interest rate.

  On March 4, 2024, Nektar and HCR amended the 2020 Purchase and Sale Agreement to remove the cap on the royalties in exchange for a $15.0 million payment to Nektar. See Note 6 to our Consolidated Financial Statements for additional information.

- **License, collaboration and other revenue:** License, collaboration and other revenue includes the recognition of upfront payments, milestone and other contingent payments received in connection with our license and collaboration agreements. The amount of revenue depends in part upon the estimated recognition period of the upfront payments allocated to continuing performance obligations, the achievement of milestones and other contingent events, the continuation of existing collaborations, the amount of research and development work, and entering into new collaboration agreements, if any. License, collaboration and other revenue was not material for 2024 or 2025, and, unless we enter into a new collaboration agreement with upfront payments, we do not expect to recognize significant revenue in 2026.

  The timing and future success of our drug development programs and those of our collaboration partners are subject to a number of risks and uncertainties. See Item 1A. Risk Factors for discussion of the risks associated with the complex nature of our collaboration agreements.

Research and Development Expense

Research and development expense consists primarily of clinical study costs, contract manufacturing costs, direct costs of outside research, materials, supplies, licenses and fees as well as personnel costs (including salaries, benefits, and non-cash stock-based compensation). Research and development expense also includes certain overhead allocations of support costs.

The following table presents expenses incurred for direct third-party costs, including clinical and regulatory services, contract manufacturing, clinical supplies, and preclinical study support for each of our drug candidates. The table also presents personnel, overhead and other indirect costs as we utilize our employee and infrastructure resources across multiple development and research programs (in thousands):

	Clinical Study Status[1]	Year Ended December 31,	
		2025	2024
Rezpegaldesleukin (IL-2 receptor agonist/regulatory T cell agent)	Phase 2b	$ 51,531	$ 49,382
NKTR-0165 (tumor necrosis factor receptor type II agonist)	Preclinical	9,569	9,339
NKTR-255 (IL-15 receptor agonist)	Phase 1/2	6,486	15,795
Discovery research and other programs	Various	1,833	2,334
Total clinical development, contract manufacturing and other third party costs		69,419	76,850
Personnel, overhead and other costs		42,204	34,629
Stock-based compensation and depreciation		5,707	9,429
Research and development expense		$ 117,330	$ 120,908

_____
(1) Clinical Study Status as of December 31, 2025. Definitions are provided in Part I, Item 1. Business.

Research and development expense for rezpegaldesleukin for both periods includes the costs of our Phase 2b RESOLVE-AD and RESOLVE-AA trials. These expenses increased for the full year 2025 as compared to the full year 2024, as we commenced certain activities to support a Phase 3 program in atopic dermatitis in 2025. We expect the costs of development of rezpegaldesleukin for full year 2026 to significantly increase as we initiate a Phase 3 program in atopic dermatitis.

Research and development expense for NKTR-0165 was consistent for the periods presented, as we are conducting IND enabling activities for this program. We expect the costs of development of NKTR-0165 to decrease for full year 2026 as compared to 2025 as we have completed most of our IND enabling activities. We may owe additional milestone payments to Biolojic Design, Ltd., as further disclosed in Note 9 to our Consolidated Financial Statements.

Research and development expense for NKTR-255 decreased for the full year 2025 as compared to the full year 2024, as we have completed our Phase 2 study to evaluate NKTR-255 following Yescarta® or Breyanzi® CD19 CAR-T cell therapy in patients with large B-cell lymphoma. Our development expense for NKTR-255 for the periods presented include our oncology clinical collaboration with Merck KGaA to evaluate the maintenance regimen of NKTR-255 in combination with avelumab, a PD-L1 inhibitor, in patients with locally advanced or metastatic urothelial carcinoma in the Phase II JAVELIN Bladder Medley study, and investigator-sponsored studies, one evaluating NKTR-255 following Breyanzi® CD19 CAR-T cell therapy in patients with relapsed/refractory large B-cell lymphoma and one evaluating NKTR-255 in combination with IMFINZI (durvalumab) in patients with unresectable Stage 3 NSCLC who have received chemoradiation. We expect the costs of development of NKTR-255 to decrease for full year 2026 as compared to full year 2025 as we complete the investigator-sponsored studies.

Personnel, overhead and other costs increased for the full year 2025 as compared to the full year 2024, for increased personnel costs to support our rezpegaldesleukin program and increases in allocations of overhead costs to research and development expense as we no longer allocate such costs to costs of goods sold following the sale of the Facility. Stock-based compensation expense decreased for the periods presented due to lower valuations on more recent grants as a result of a decrease in our stock price. We expect personnel, overhead and other costs for full year 2026 to increase compared to full year 2025 to support our Phase 3 rezpegaldesleukin program in atopic dermatitis.

We expect total research and development expense to increase significantly for full year 2026 compared to 2025 to support our Phase 3 rezpegaldesleukin program in atopic dermatitis.

The timing and amount of our future clinical trial expenses will vary significantly based upon our evaluation of ongoing clinical results and the structure, timing, and scope of additional clinical development programs and potential clinical collaboration partnerships (if any) for these programs.

In addition to our drug candidates that we plan to evaluate in clinical development during 2026 and beyond, we believe it is vitally important to continue our investment in a pipeline of new drug candidates to continue to build the value of our drug candidate pipeline and our business. We continue our interest in identifying new drug candidates across a wide range of molecule classes, including small molecules and large proteins, peptides and antibodies, across multiple therapeutic areas. We also plan from time to time to evaluate opportunities to in-license potential drug candidates from third parties to add to our drug discovery and development pipeline. We plan to continue to advance our most promising early research drug candidates into preclinical development with the objective to advance these early-stage research programs to human clinical studies over the next several years.

Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. In order to advance our drug candidates through clinical development, each drug candidate must be tested in numerous preclinical safety, toxicology and efficacy studies. We then conduct clinical studies for our drug candidates that take several years to complete. The cost and time required to complete clinical trials may vary significantly over the life of a clinical development program as a result of a variety of factors, including but not limited to:

- the number of patients required for a given clinical study design;

- the length of time required to enroll clinical study participants;

- the number and location of sites included in the clinical studies;

- the clinical study designs required by the health authorities (i.e. primary and secondary endpoints as well as the size of the study population needed to demonstrate efficacy and safety outcomes);

- the potential for changing standards of care for the target patient population;

- the competition for patient recruitment from competitive drug candidates being studied in the same clinical setting;

- the costs of producing supplies of the drug candidates needed for clinical trials and regulatory submissions;

- the safety and efficacy profile of the drug candidate;

- the use of clinical research organizations to assist with the management of the trials; and

- the costs and timing of, and the ability to secure, approvals from government health authorities.

Furthermore, our strategy includes the potential of entering into collaborations with third parties to participate in the development and commercialization of some of our drug candidates, or clinical collaborations where we would share costs and operational responsibility with a partner. In certain situations, the clinical development program and process for a drug candidate and the estimated completion date will largely be under the control of that third party and not under our control. We cannot forecast with any degree of certainty which of our drug candidates will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements.

General and Administrative Expense

General and administrative expense includes the cost of administrative staffing, finance and legal activities, including certain overhead support allocations. Additionally, general and administrative expense includes our lease and other facilities expenses, net of sublease income.

General and administrative expense decreased for the full year 2025 as compared to the full year 2024 due to decreases in facilities expense and stock-based compensation expense. Facilities expense decreased primarily due to the impairment charges we recorded in 2024, resulting in decreased lease expense following the impairment, and stock-based compensation expense decreased due to lower valuations on more recent grants due to the decrease in our stock price.

We expect general and administrative expense for full year 2026 to decrease slightly as compared to 2025.

Restructuring and Impairment

As discussed in Note 10 to our Consolidated Financial Statements, we have incurred significant costs as a result of our 2022 and 2023 Restructuring Plans. In connection with these events, we reported the following costs in restructuring and impairment as further described and disclosed in Note 10 to our Consolidated Financial Statements (in thousands):

	Year ended December 31,	
	2025	2024
Impairment of right-of-use assets and property, plant and equipment	$ 4,441	$ 8,329
Contract termination costs	4,890	7,341
Restructuring and impairment	$ 9,331	$ 15,670

- Impairment of right-of-use assets and property and equipment: The non-cash impairment charges for the full year 2024 relate to our leased spaces in San Francisco, CA, including our office and laboratory space on Mission Bay Blvd. South (the Mission Bay Facility) and our office space on Third St. (the Third St. Facility), reflecting deteriorations in both the laboratory and office lease markets. The non-cash impairment charges for the full year 2025 reflect additional impairment charges for the Mission Bay Facility as these lease markets continue to demonstrate a degree of weakness.

- Contract termination and other restructuring charges: We recognized $4.9 million and $7.3 million in contract termination costs for the full years 2025 and 2024, respectively, in connection with our Restructuring Plans. Because we continue to adjust the liability based on updates to our assumptions at each reporting date, we will continue to recognize expense as our estimates change until final settlement.

Gain on Sale of the Huntsville Manufacturing Facility

As discussed in Note 1 to our Consolidated Financial Statements, on December 2, 2024, we sold the Facility which included the assignment of our manufacturing and supply agreements to Gannet BioChem, an affiliate of Ampersand Capital Partners, for consideration of $64.7 million in cash, net of transaction costs, and an approximate 20% equity interest at the time of close in Gannet BioChem. This resulted in a net gain on sale of $40.4 million in 2024, after accounting for the net carrying value of all assets and liabilities sold and closing costs. See Note 11 to our Consolidated Financial Statements for additional information.

Interest Income

Interest income decreased for the full year 2025 as compared to the full year 2024, primarily due to lower investment balances as we have utilized our cash to fund our operations. We expect interest income to increase for 2026 due to the approximate $432.0 million in net proceeds from the 2026 Offering and $44.1 million in ATM proceeds through March 11, 2026 under the November 2025 ATM Sales Agreement.

Loss from Equity Method Investment

As discussed in Note 4 to our Condensed Consolidated Financial Statements, we determine our gain or loss on our equity method investment in Gannet BioChem using the hypothetical liquidation at book value (HLBV) due to Ampersand's priority liquidation preference and right to receive a cumulative preferred dividend. The HLBV method is a balance sheet approach that calculates the change in the hypothetical amount we and Ampersand would be entitled to receive if Gannet BioChem were liquidated at book value at the end of each period, subject to certain adjustments for any contributions, distributions and basis differences. We report our gain or loss from our equity method investment in Gannet BioChem on a three-month lag. Therefore, our loss recorded for the for the full year 2025, reflects Gannet BioChem's activities from closing on December 2, 2024 through September 30, 2025. Our losses for these periods reflect Ampersand's cumulative preferred dividend earned for such periods and Gannet BioChem's net losses for such periods. Our loss of $8.7 million for the full year 2025 includes $2.5 million of Ampersand's transaction costs deducted from Ampersand's cash investment in Gannet BioChem.

We do not expect a significant gain or loss from equity method investment in 2026.

Liquidity and Capital Resources

We have financed our operations primarily through revenue from upfront and milestone payments under our strategic collaboration agreements, royalties and product sales, as well as public and private placements of debt and equity securities. As of December 31, 2025, we had approximately $245.8 million in cash and investments in marketable securities.

During 2024, we entered into the following transactions:

- On February 12, 2024, for total cash consideration paid of $3.0 million, we repurchased the 552,307 shares previously sold to Bristol Myers Squibb Company (BMS). See Note 9 to our Consolidated Financial Statements for additional information.

- On March 4, 2024, we entered into a Securities Purchase Agreement with TCG Crossover Fund II, L.P. (TCG), pursuant to which we issued a pre-funded warrant (the TCG Pre-funded Warrant) to TCG to purchase 1,666,667 shares of Nektar's common stock for gross proceeds of $30.0 million (or a purchase price of $18.00 per share of common stock that can be issued upon exercise of the TCG Pre-funded Warrant). On May 28, 2024, we filed with the SEC a registration statement on Form S-3 (file no. 333-279760) registering for the resale of up to 1,666,667 shares of Nektar's common stock upon exercise of the TCG Pre-funded Warrant pursuant to the Securities Purchase Agreement. The registration statement became effective on June 5, 2024. In July 2025, TCG exercised the warrant in full. See Note 8 to our Consolidated Financial Statements for additional information.

- On March 4, 2024, for total cash consideration received of $15.0 million, Nektar entered into an amendment with HCR to remove the cap under the 2020 Purchase and Sale Agreement. See Note 6 to our Consolidated Financial Statements for additional information.

- On December 2, 2024, we completed the sale of the Facility which included the assignment of our manufacturing and supply agreements to Gannet BioChem, an affiliate of Ampersand Capital Partners, for consideration of $64.7 million in cash, net of transaction costs,and an approximate 20% equity interest at the time of close in Gannet BioChem. See Note 11 to our Consolidated Financial Statements for additional information.

We filed a shelf registration statement on Form S-3 and a related prospectus (the April 2025 Shelf Registration Statement) that was declared effective by the Securities and Exchange Commission (the SEC) on April 1, 2025. Pursuant to the April 2025 Shelf Registration Statement, we may offer and sell common stock, preferred stock, debt securities, warrants and or units having an aggregate public offering price of up to $300.0 million. In connection with the filing of the April 2025 Shelf Registration Statement, we also entered into an equity distribution agreement (the April 2025 ATM Sales Agreement) with Piper Sandler & Co. and BTIG, LLC, relating to the sale of our common stock having an aggregate offering price of up to $75.0 million (the April 2025 ATM Shares). The sales of the ATM shares could be made by any method permitted that is deemed to be an "at-the-market" equity offering as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through Nasdaq or on any other existing trading market for our common stock. We have agreed to pay Piper Sandler & Co. and BTIG, LLC a commission equal to 3.0% of the gross sales price of all common stock sold through them as sales agents.

On July 2, 2025, pursuant to the April 2025 Shelf Registration Statement, we completed the sale and issuance of 4,893,618 shares of our common stock in an underwritten public offering (the 2025 Offering) at a price of $23.50 per share. The net proceeds to the Company from the 2025 Offering totaled approximately $107.2 million, after deducting underwriting discounts, commissions and offering costs. See Note 8 to our Consolidated Financial Statements for additional information.

In September and October 2025, we issued 1,273,923 shares of our common stock under the April 2025 ATM Sales Agreement at a weighted average price of $58.87 per share for net proceeds of $72.5 million after deducting related commissions and offering costs of approximately $2.5 million. No April 2025 ATM shares remain available for issuance under the April 2025 ATM Sales Agreement.

On November 12, 2025, we filed a new registration statement on Form S-3ASR and related prospectus (the November 2025 Shelf Registration), as a "well-known seasoned issuer," as defined in Rule 405 under the Securities Act. The November 2025 Shelf Registration became automatically effective upon filing, and permits us to offer, from time to time, an unspecified amount of common stock, preferred stock, debt securities and warrants.

On February 13, 2026, we completed the sale of and issuance of 7,637,931 shares of common stock at a price of $58.00 per share and 293,103 pre-funded warrants at price of $57.9999 per pre-funded warrant in an underwritten public offering (the 2026 Offering). The estimated net proceeds from the 2026 Offering totaled approximately $432.0 million, after deducting underwriting discounts and commissions and estimated offering expenses.

On November 12, 2025, we also entered into a new equity distribution agreement (the November 2025 ATM Sales Agreement) with Piper Sandler & Co. and BTIG, LLC, relating to the sale of our common stock having an aggregate offering price of up to $110.0 million in an "at-the-market" offering (the November 2025 ATM Shares) under the April 2025 Shelf Registration Statement. As of December 31, 2025, no shares were issued under the November 2025 ATM Sales Agreement. From February 20, 2026 through March 11, 2026, we issued 639,131 shares of our common stock under the November 2025 ATM Sales Agreement at a weighted average price of $71.15 per share for net proceeds of $44.1 million.

We estimate that we have working capital to fund our current business plans for at least the next twelve months from the date of filing.

We expect the clinical development of our drug candidates, including rezpegaldesleukin, NKTR-255, NKTR-0165, and NKTR-0166 will continue to require significant investment to continue to advance in clinical development with the objective of obtaining regulatory approval or entering into one or more collaboration partnerships. In the past, we have received a number of significant payments from collaboration agreements and other significant transactions, including $1.9 billion in total consideration received under our arrangement with BMS, development cost reimbursements from BMS, and a $150.0 million upfront payment from Eli Lilly and Company for our collaboration agreement for rezpegaldesleukin. Additionally, certain of our collaboration partners have borne substantial costs of developing our drug candidates. We expect we will continue our approach of entering into revenue-generating collaboration agreements to pay in whole or in part the development costs of our drug candidates.

Our current business is subject to significant uncertainties and risks as a result of, among other factors, clinical and regulatory outcomes for rezpegaldesleukin, NKTR-0165, NKTR-0166 and NKTR-255; the sales levels for those products, if and when they are approved; whether, when and on what terms we are able to enter into new collaboration transactions; expenses being higher than anticipated, unplanned expenses and the need to satisfy contingent liabilities, including litigation matters and indemnification obligations; and cash receipts, including sublease income, being lower than anticipated.

We have no credit facility or any other sources of committed capital. The availability and terms of various financing alternatives, if required in the future, substantially depend on many factors including the success or failure of drug development programs in our pipeline. The availability and terms of financing alternatives and any future significant payments from existing or new collaborations depend on the positive outcome of ongoing or planned clinical studies, whether we or our partners are successful in obtaining regulatory authority approvals in major markets, and if approved, the commercial success of these drugs, as well as general capital market conditions. We may pursue various financing alternatives to fund the expansion of our business as appropriate.

As a result of our restructuring plans, we are seeking to sublease all of our laboratory and office space in the Mission Bay Facility and our office space in the Third St. Facility, and we have current subleases for a portion of the Mission Bay Facility. The San Francisco Bay Area office lease market has been negatively impacted by economic uncertainties, particularly impacting the technology industry, and the change in work habits, as employees continue to work remotely. Accordingly, for the Third St. Facility, there is significant uncertainty as to whether or when we will be able to enter into a sublease as well as the economic terms of such subleases, if any. Meanwhile, the San Francisco Bay Area life sciences lease market continues to be weak as a significant amount of leasable space remains available in the San Francisco Bay Area. Accordingly, there is uncertainty as to whether or when we will be able to enter into a sublease as well as the economic terms of such subleases, if any.

Due to the potential for adverse developments in the credit markets, we may experience reduced liquidity with respect to some of our investments in marketable securities. These investments are generally held to maturity, which, in accordance with our investment policy, is less than two years. However, if the need arises to liquidate such securities before maturity, we may experience losses on liquidation. To date we have not experienced any liquidity issues with respect to these securities. We believe that, even allowing for potential liquidity issues with respect to these securities and the effect of various conditions on the financial markets, our remaining cash and investments in marketable securities will be sufficient to meet our anticipated cash needs for at least the next twelve months.

Cash flows from operating activities

Cash flows used in operating activities for the years ended December 31, 2025 and 2024 totaled $208.5 million and $175.7 million, respectively.

We expect that cash flows used in operating activities, excluding upfront, milestone and other contingent payments received, if any, will increase significantly for 2026 as compared to 2025 to support our Phase 3 rezpegaldesleukin program in atopic dermatitis.

Cash flows from investing activities

For the year ended December 31, 2025, our purchases of investments net of maturities were immaterial as the proceeds from our equity financings substantially offset funding our operations. For the year ended December 31, 2024 the maturities of our investments, net of purchases, totaled $78.7 million, which we used to fund our operations.

As discussed above, in December 2024, we completed the sale of the Facility which included the assignment of our manufacturing and supply agreements to Gannet BioChem, an affiliate of Ampersand Capital Partners, for consideration of $64.7 million in cash, net of transaction costs, and an approximate 20% equity interest at the time of close in Gannet BioChem.

Our other investing activities were not significant for the periods presented.

Cash flows from financing activities

Other than the financing activities described above, our cash flows from financing activities for the years ended December 31, 2025 and 2024 were not significant.

Critical Accounting Policies and Estimates

The preparation and presentation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from those estimates under different assumptions or conditions.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. In the case of property and equipment and right-of-use assets for our leases, we determine whether there has been an impairment by comparing the carrying value of the asset to the anticipated net cash flows associated with the asset. If such cash flows are less than the carrying value, we write down the asset to its fair value, which may be measured as anticipated discounted net cash flows associated with the asset, discounted at a rate that we believe a market participant would utilize to reflect the risks associated with the cash flows, such as credit risk.

As discussed in Note 10, in connection with our 2022 and 2023 Restructuring Plans, we decided to seek a sublease for all of our leased spaces in the Third St. Facility and the Mission Bay Facility. Accordingly, we evaluate each space for impairment at each reporting date, as facts and circumstances change. The significant assumptions in our impairment analysis relate to sublease income, including the length of time to enter into a sublease, sublease rental payments, free rent periods, tenant improvement allowances and broker commissions. When available, we use sublease negotiations or agreements, but in the absence of such information, we develop our own subjective estimates based on current real estate trends and market conditions. Accordingly, our estimates are subject to significant risk, and the terms of sublease agreements, if any, and the resulting amount and timing of sublease income, if ever realized, may be materially different than our estimates.

As part of our evaluation of each sublease space, we separately compare the estimated undiscounted sublease income, if any, as described above, for each sublease to the net book value of the related long-term assets, which include right-of-use assets and certain property, plant and equipment, primarily for leasehold improvements (collectively, sublease assets). If such sublease income exceeds the net book value of the sublease assets, we do not record an impairment charge. Otherwise, we record an impairment charge by reducing the net book value of the sublease assets to their estimated fair value, which we determined by discounting the estimated sublease income using the estimated borrowing rate of a market participant subtenant. Determination of these key assumptions is complex and highly judgmental.

For certain impairment charges, we used the terms of active sublease negotiations or agreements to estimate sublease income. However, for the most significant impairment charges we recorded, we developed our estimates based on current real estate trends and market conditions. Given the current office and life sciences lease market rental conditions in San Francisco, our estimates are subject to significant uncertainty. The ultimate amount of sublease income may differ significantly than the amounts used to record our impairment charges.

Collaborative Arrangements

When we enter into collaboration agreements with pharmaceutical and biotechnology partners, we assess whether the arrangements fall within the scope of Accounting Standards Codification (ASC) 808, *Collaborative Arrangements* (ASC 808) based on whether the arrangements involve joint operating activities and whether both parties have active participation in the arrangement and are exposed to significant risks and rewards. To the extent that the arrangement falls within the scope of ASC 808, we assess whether the payments between us and our collaboration partner fall within the scope of other accounting literature. If we conclude that payments from the collaboration partner to us represent consideration from a customer, such as license fees and contract research and development activities, we account for those payments within the scope of ASC 606, *Revenue from Contracts with Customers*. However, if we conclude that our collaboration partner is not a customer for certain activities and associated payments, such as for certain collaborative research, development, manufacturing and commercial activities, we record such payments as a reduction of research and development expense or general and administrative expense, based on where we record the underlying expense.

Revenue Recognition

We recognize license, collaboration and other research revenue, including the upfront fees and milestone payments based on the facts and circumstances of each contractual agreement. At the inception of each agreement, we determine which promises represent distinct performance obligations, for which management must use significant judgment. Additionally, at inception and at each reporting date thereafter, we must determine and update, as appropriate, the transaction price, which includes variable consideration such as development and commercial launch milestones. We must use judgment to determine when to include the variable consideration for these milestones in the transaction price such that inclusion of such variable consideration will not result in a significant reversal of revenue recognized when the contingency surrounding the variable consideration is resolved. Due to the significant uncertainties involved with clinical development and regulatory approval, we generally do not believe that we would update the transaction price before events that are outside of our control occur, such as the release of clinical trial results, regulatory acceptance of a BLA or similar filing or regulatory approval. However, if these results are positive, we may conclude that certain milestones meet the recognition requirements for inclusion in the transaction price and therefore we would recognize them as revenue before the milestone event occurs and the payment becomes due to us, provided that the achievement of the milestone is within our control.

Accrued Clinical Trial Expenses

We record an accrued expense for the estimated unbilled costs of our clinical study activities performed by third parties, and there may be significant delays between these expenses being incurred and the timing of vendor submission of invoices to us. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients and completion of certain clinical trial activities. We generally recognize costs associated with the start-up and reporting phases of the clinical trials as incurred. We generally accrue costs associated with the treatment phase of clinical trials based on the estimated activities performed by our third-party vendors, including our contract research organizations. In specific circumstances, such as for certain time-based costs, we recognize clinical trial expenses ratably over the service period, as we believe that this methodology may be more reflective of the timing of costs incurred.

We base our estimates on the best information available at the time. However, additional information may become available to us, which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.

Recent Accounting Pronouncements

For information about recent accounting pronouncements, see Note 1 to our Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Inflation Risk

We are exposed to the risk of inflation, which increased significantly during 2023 and continued to increase in 2025, and may result in increases to our operating expenses.

Interest Rate and Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in liquid, high quality debt securities. Our investments in debt securities are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in securities with maturities of two years or less and maintain a weighted average maturity of one year or less.

A hypothetical 50 basis point increase in interest rates would result in an approximate $0.3 million decrease, less than 1%, in the fair value of our available-for-sale securities at December 31, 2025. This potential change is based on sensitivity analyses performed on our investment securities at December 31, 2025. Actual results may differ materially. The same hypothetical 50 basis point increase in interest rates would have resulted in an approximate $0.5 million decrease, less than 1%, in the fair value of our available-for-sale securities at December 31, 2024.

As of December 31, 2025, we held $216.5 million of available-for-sale investments, excluding money market funds, with an average time to maturity of four months. To date we have not experienced any liquidity issues with respect to these securities, but should such issues arise, we may be required to hold some, or all, of these securities until maturity. We believe that, even allowing for potential liquidity issues with respect to these securities, our remaining cash, cash equivalents, and investments in marketable securities will be sufficient to meet our anticipated cash needs for at least the next twelve months. Based on our available cash, the timing of the maturities of our investments and our expected operating cash requirements, we currently do not intend to sell these securities prior to maturity and it is more likely than not that we will not be required to sell these securities before we recover the amortized cost basis.

Foreign Currency Risk

As a result of the sale of our research and development facility in India, we have cash and investment balances in India that we intend to repatriate as part of our closure of this entity. We are subject to foreign currency exchange risk until we repatriate these funds.

The majority of our revenue, expense, and capital purchasing activities are transacted in U.S. dollars. However, we have contracts with contract manufacturing organizations in Europe and incur costs from sites in a variety of international locations which are paid in their respective local currencies. Accordingly, we are subject to foreign currency exchange risk for these transactions.

Our international operations are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. We do not utilize derivative financial instruments to manage our exchange rate risks. We do not believe that inflation has had a material adverse impact on our revenues or operations in any of the past two years.

Item 8. Financial Statements and Supplementary Data

NEKTAR THERAPEUTICS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Nektar Therapeutics

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nektar Therapeutics (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accrued clinical trial expenses

Description of the Matter

As described in Note 1 to the consolidated financial statements, the Company records expenses and accruals for estimated costs of research and development activities, including third party contract service expenses for clinical trials. The Company determines accruals for clinical trials based on a number of factors, including the Company's knowledge of the research and development programs, the status of the programs and activities, invoicing and payments to date, and the provisions in the contracts with the respective Clinical Research Organizations ("CRO"). The Company's accrued research and development expenses as of December 31, 2025 were $14.0 million, a portion of which relates to accrued clinical trial expenses.

Auditing the Company's accounting for accrued clinical trial expenses is especially challenging because the evaluation is dependent on a high volume of data exchanged between CROs, internal clinical personnel, and the Company's finance department.

How We Addressed the Matter in Our Audit

To test accrued clinical trial expenses, our audit procedures included, among others, i) inspecting terms and conditions for selected CRO contracts, ii) meeting with internal clinical personnel to understand the status of clinical activities for selected trials, iii) testing management's determination of work performed by CROs by inspecting the terms and timelines of significant trials, iv) obtaining external confirmations from selected CROs, and v) inspecting selected invoices received and payments processed after the balance sheet date to determine whether services performed prior to the balance sheet date have been properly accrued for as of December 31, 2025.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1993.

San Mateo, California
March 12, 2026

NEKTAR THERAPEUTICS
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		December 31,		
		2025		**2024**[1]
ASSETS				
Current assets:				
Cash and cash equivalents	$	15,116	$	44,252
Short-term investments		230,636		210,974
Other current assets (including $429 and $0 as of December 31, 2025 and 2024, respectively, from a related party)		20,514		6,066
Total current assets		266,266		261,292
Long-term investments		—		13,869
Property, plant and equipment, net		2,060		3,411
Operating lease right-of-use assets		2,941		8,413
Equity method investment in Gannet BioChem		3,491		12,218
Other assets		5,648		4,647
Total assets	$	280,406	$	303,850
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable (including $137 and $0 as of December 31, 2025 and 2024, respectively, to a related party)	$	10,770	$	11,560
Accrued expenses (including $994 and $3,403 as of December 31, 2025 and 2024, respectively, to a related party)		22,271		29,972
Operating lease liabilities, current portion		20,495		19,868
Total current liabilities		53,536		61,400
Operating lease liabilities, less current portion		65,256		82,696
Liabilities related to the sales of future royalties, net		63,157		91,776
Other long-term liabilities		8,625		7,241
Total liabilities		190,574		243,113
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares designated or outstanding at December 31, 2025 or 2024, respectively		—		—
Common stock, $0.0001 par value; 390,000,000 shares and 300,000,000 shares authorized at December 31, 2025 and 2024, respectively; 20,378,832 shares and 12,937,308 shares issued at December 31, 2025 and 2024, respectively; 20,378,832 shares and 12,385,001 shares outstanding at December 31, 2025 and 2024, respectively		2		1
Capital in excess of par value		3,850,099		3,659,885
Treasury stock, at cost; 0 shares and 552,307 shares as of December 31, 2025 and 2024, respectively		—		(3,000)
Accumulated other comprehensive income (loss)		17		61
Accumulated deficit		(3,760,286)		(3,596,210)
Total stockholders' equity		89,832		60,737
Total liabilities and stockholders' equity	$	280,406	$	303,850

[1] *All share and per share amounts have been retrospectively adjusted to reflect a one-for-fifteen reverse stock split (see Note 8).*

The accompanying notes are an integral part of these consolidated financial statements.

NEKTAR THERAPEUTICS
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,	
	2025	**2024**[1]
Revenue:		
Product sales	$ —	$ 33,563
Non-cash royalty revenue related to the sales of future royalties	54,932	64,267
License, collaboration and other revenue	300	597
Total revenue	55,232	98,427
Operating costs and expenses:		
Cost of goods sold	—	30,686
Research and development (including $2,636 and $277 for the year ended December 31, 2025 and 2024, respectively, from a related party)	117,330	120,908
General and administrative	68,673	76,751
Restructuring and impairment	9,331	15,670
Gain on sale of the Huntsville manufacturing facility	—	(40,390)
Total operating costs and expenses	195,334	203,625
Loss from operations	(140,102)	(105,198)
Non-operating income (expense):		
Non-cash interest expense on liabilities related to the sales of future royalties	(26,184)	(28,112)
Interest income	10,438	14,500
Other income (expense), net (including $1,110 and $0 for the year ended December 31, 2025 and 2024, respectively, from a related party)	361	(390)
Total non-operating income (expense), net	(15,385)	(14,002)
Loss before benefit for income taxes and equity method investment	(155,487)	(119,200)
Benefit for income taxes	(138)	(239)
Loss before equity method investment	(155,349)	(118,961)
Loss from equity method investment	(8,727)	—
Net loss	$ (164,076)	$ (118,961)
Basic and diluted net loss per share	$ (9.73)	$ (8.68)
Weighted average shares outstanding used in computing basic and diluted net loss per share	16,870,930	13,710,775

[1]All share and per share amounts have been retrospectively adjusted to reflect a one-for-fifteen reverse stock split (see Note 8).

The accompanying notes are an integral part of these consolidated financial statements.

NEKTAR THERAPEUTICS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)

	Year Ended December 31,			
	2025		**2024**	
Net loss	$	(164,076)	$	(118,961)
Other comprehensive income (loss):				
Net unrealized loss on available-for-sale investments		(18)		(15)
Net foreign currency translation adjustment		(26)		(4)
Other comprehensive loss		(44)		(19)
Comprehensive loss	$	(164,120)	$	(118,980)

The accompanying notes are an integral part of these consolidated financial statements.

NEKTAR THERAPEUTICS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share and per share data)

	Common Stock		Treasury Stock		Capital in Excess of Par Value[(1)]	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares[(1)]	Amount[(1)]	Shares[(1)]	Amount				
Balance at December 31, 2023	12,757,984	$ 1	—	$ —	$ 3,608,155	$ 80	$ (3,477,249)	$ 130,987
Shares issued under equity compensation plans	179,324	—	—	—	118	—	—	118
Stock-based compensation	—	—	—	—	21,612	—	—	21,612
Repurchase of common stock from Bristol-Myers Squibb	(552,307)	—	552,307	(3,000)	—	—	—	(3,000)
Issuance of prefunded warrant	—	—	—	—	30,000	—	—	30,000
Comprehensive loss	—	—	—	—	—	(19)	(118,961)	(118,980)
Balance at December 31, 2024	12,385,001	1	552,307	(3,000)	3,659,885	61	(3,596,210)	60,737
Shares issued under equity compensation plans	159,623	—	—	—	864	—	—	864
Stock-based compensation	—	—	—	—	12,649	—	—	12,649
Shares issued under secondary offering, net of underwriting discounts and offering costs of $7,840	4,893,618	1	(552,307)	3,000	104,159	—	—	107,160
Shares issued under at-the-market offering, net of commissions and offering costs of $2,460	1,273,923	—	—	—	72,540	—	—	72,540
Shares issued upon exercise of prefunded warrant	1,666,667	—	—	—	2	—	—	2
Comprehensive loss	—	—	—	—	—	(44)	(164,076)	(164,120)
Balance at December 31, 2025	20,378,832	$ 2	—	$ —	$ 3,850,099	$ 17	$ (3,760,286)	$ 89,832

[(1)] *All share and per share amounts have been retrospectively adjusted to reflect a one-for-fifteen reverse stock split (see Note 8).*

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,	
	2025	2024
Cash flows from operating activities:		
Net loss	$ (164,076)	$ (118,961)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash royalty revenue related to the sales of future royalties	(54,932)	(64,267)
Non-cash interest expense on liabilities related to sales of future royalties	26,184	28,112
Loss from equity method investment	8,727	—
Stock-based compensation	12,649	21,612
Depreciation and amortization	1,026	4,391
Impairment of right-of-use assets and property and equipment	4,441	8,329
Gain on sale of the Huntsville manufacturing facility	—	(40,390)
Provision for net realizable value of inventory	—	949
Amortization of premiums (discounts), net	(5,514)	(9,245)
Changes in operating assets and liabilities:		
Accounts receivable	—	(3,045)
Inventory	—	497
Operating leases, net	(15,157)	(12,905)
Other assets	(15,449)	(4,187)
Accounts payable	(625)	2,668
Accrued expenses	(5,785)	10,733
Net cash used in operating activities	(208,511)	(175,709)
Cash flows from investing activities:		
Purchases of investments	(285,012)	(261,709)
Maturities of investments	284,683	340,361
Proceeds (payments) relating to the sale of the Huntsville manufacturing facility, net	(697)	65,386
Purchases of property and equipment	(171)	(1,468)
Net cash provided by (used in) investing activities	(1,197)	142,570
Cash flows from financing activities:		
Proceeds from secondary offering, net of underwriting discounts of $6,900	108,100	—
Proceeds from at-the-market offering, net of commissions of $2,250	72,750	—
Payments of offering costs associated with issuance of common stock	(1,150)	—
Proceeds from issuance of TCG pre-funded warrant	—	30,000
Proceeds from sale of future royalties	—	15,000
Repurchase of common stock from Bristol-Myers Squibb	—	(3,000)
Proceeds from shares issued under equity compensation plans and TCG pre-funded warrant	866	118
Net cash provided by financing activities	180,566	42,118
Effect of foreign exchange rates on cash and cash equivalents	6	(4)
Net increase (decrease) in cash and cash equivalents	(29,136)	8,975
Cash and cash equivalents at beginning of year	44,252	35,277
Cash and cash equivalents at end of year	$ 15,116	$ 44,252
Non-cash investing and financing activities:		
Fair value of equity method investment in Gannet BioChem received in exchange for sale of Huntsville manufacturing facility	$ —	$ 12,218
Transaction costs and net working capital adjustment for sale of Huntsville manufacturing facility included in accounts payable and accrued expenses	$ —	$ 697
Supplemental disclosure of cash flow information:		
Cash paid (refund) for income taxes, net	$ (195)	$ 76

The accompanying notes are an integral part of these consolidated financial statements.

NEKTAR THERAPEUTICS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Note 1 — Organization and Summary of Significant Accounting Policies

Organization

Nektar Therapeutics (Nektar, we) is a clinical stage, research-based drug discovery biopharmaceutical company headquartered in San Francisco, California and incorporated in Delaware, focused on discovering and developing innovative medicines in the field of immunotherapy. Within this growing field, we direct our efforts toward creating new immunomodulatory agents that selectively induce, amplify, attenuate or prevent immune responses in order to achieve desired therapeutic outcomes. Our pipeline of clinical-stage and preclinical-stage immunomodulatory agents targets the treatment of autoimmune diseases (e.g. rezpegaldesleukin and NKTR-0165 and -0166, respectively) and cancer (e.g. NKTR-255). We are conducting Phase 2b trials of rezpegaldesleukin in patients with moderate-to-severe atopic dermatitis which we initiated in October 2023 (the Phase 2b REZOLVE-AD trial) and in patients with severe-to-very severe alopecia areata which we initiated in March 2024 (the Phase 2b REZOLVE-AA trial). On February 24, 2025, we announced that we had entered into a collaboration agreement with TrialNet to evaluate rezpegaldesleukin in patients with new onset stage 3 type 1 diabetes mellitus in a Phase 2 study. TrialNet will conduct the study with funding from the National Institutes of Health, primarily through the Special Statutory Funding Program for Type 1 Diabetes through the National Institute of Diabetes and Digestive and Kidney Diseases. Nektar will supply rezpegaldesleukin for the study and will retain all rights to the rezpegaldesleukin program under the collaboration.

On June 24, 2025 and February 10, 2026, we announced data from the 16-week induction period and 36-week maintenance period, respectively, of the ongoing Phase 2b REZOLVE-AD trial being conducted in 393 patients.

On December 16, 2025, we announced data from the 36-week induction period of the ongoing Phase 2b REZOLVE-AA trial being conducted in 92 patients.

Our research and development activities have required significant ongoing investment to date and are expected to continue to require significant investment. As a result, we expect to continue to incur substantial losses and negative cash flows from operations in the future. We have financed our operations primarily through cash generated from licensing, collaboration and manufacturing agreements and financing transactions. At December 31, 2025, we had approximately $245.8 million in cash and investments in marketable securities.

As we continue our research and development activities, we will need additional cash to fund our operations. Accordingly, we may enter into new collaboration agreements or other similar transactions, and we may also seek financing transactions, which may include dilutive equity-based financings, such as an offering of our common stock. There can be no assurance that any additional collaboration agreements or financings will be available to us on commercially reasonable terms. We believe we have sufficient cash and investments in marketable securities to fund operations through at least the next twelve months from the date of the filing of these financial statements.

We filed a shelf registration statement on Form S-3 and a related prospectus (the April 2025 Shelf Registration Statement) that was declared effective by the Securities and Exchange Commission (the SEC) on April 1, 2025. Pursuant to the April 2025 Shelf Registration Statement, we may offer and sell common stock, preferred stock, debt securities, warrants and or units having an aggregate public offering price of up to $300.0 million. In connection with the filing of the Shelf Registration Statement, we also entered into an equity distribution agreement (the April 2025 ATM Sales Agreement) with Piper Sandler & Co. and BTIG, LLC, relating to the sale of our common stock having an aggregate offering price of up to $75.0 million (the April 2025 ATM Shares). The sales of the ATM shares could be made by any method permitted that is deemed to be an "at-the-market" equity offering as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through Nasdaq or on any other existing trading market for our common stock. We have agreed to pay Piper Sandler & Co. and BTIG, LLC a commission equal to 3.0% of the gross sales price of all common stock sold through them as sales agents.

On July 2, 2025, pursuant to the April 2025 Shelf Registration Statement, we completed the sale and issuance of 4,893,618 shares of our common stock in an underwritten public offering (the 2025 Offering) at a price of $23.50 per share. The net proceeds to the Company from the 2025 Offering totaled approximately $107.2 million, after deducting underwriting discounts and commissions and offering costs. See Note 8 for additional information.

In September and October 2025, we issued 1,273,923 shares of our common stock under the April 2025 ATM Sales Agreement at a weighted average price of $58.87 per share for net proceeds of $72.5 million after deducting related commissions and offering costs. No shares remain available for issuance under the April 2025 ATM Sales Agreement.

On November 12, 2025, we filed a new registration statement on Form S-3ASR and a related prospectus (the November 2025 Shelf Registration), as a "well-known seasoned issuer," as defined in Rule 405 under the Securities Act. The November 2025 Shelf Registration became automatically effective upon filing, and permits us to offer, from time to time, an unspecified amount of common stock, preferred stock, debt securities and warrants.

On February 13, 2026, we completed the sale and issuance of 7,637,931 shares of common stock at a price of $58.00 per share and 293,103 pre-funded warrants at price of $57.9999 per pre-funded warrant in an underwritten public offering (the 2026 Offering). The estimated net proceeds from the 2026 Offering totaled approximately $432.0 million, after deducting underwriting discounts and commissions and estimated offering expenses. See Note 8 for additional information.

On November 12, 2025, we also entered into a new equity distribution agreement (the November 2025 ATM Sales Agreement) with Piper Sandler & Co. and BTIG, LLC, relating to the sale of our common stock having an aggregate offering price of up to $110.0 million in an "at-the-market" offering (the November 2025 ATM Shares). As of December 31, 2025, no shares were issued under the November 2025 ATM Sales Agreement. From February 20, 2026 through March 11, 2026, we issued 639,131 shares of our common stock under the November 2025 ATM Sales Agreement at a weighted average price of $71.15 per share for net proceeds of $44.1 million after deducting related commissions of approximately $1.4 million.

Sale of Manufacturing Facility

On December 2, 2024, we completed the sale of our manufacturing facility located in Huntsville, Alabama (the Facility) and certain other manufacturing assets related thereto, including the assignment of our existing manufacturing and supply obligations, to Gannet BioChem, an affiliate of Ampersand Management LLC d/b/a Ampersand Capital Partners (Ampersand), via an Asset Purchase Agreement (the APA), for consideration of $64.7 million in cash, net of transaction costs, and an approximate 20% equity ownership at the time of close in Gannet BioChem. See Note 11 for additional information. As a result of the sale of the Facility, we no longer recognize product sales or cost of goods sold.

Basis of Presentation and Principles of Consolidation

We have prepared our Consolidated Financial Statements pursuant to U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commissions.

Our Consolidated Financial Statements include the financial position, results of operations and cash flows of our wholly-owned subsidiaries. In determining whether we are the primary beneficiary of a variable interest entity, we consider whether we have both the power to direct activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to that entity. We do not have any interests in any variable interest entities of which we are the primary beneficiary. We have eliminated all intercompany accounts and transactions in consolidation.

Our Consolidated Financial Statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting our consolidated financial results.

Our comprehensive loss consists of our net loss plus our foreign currency translation gains and losses (to the extent recognized in other comprehensive income (loss)) and unrealized holding gains and losses on available-for-sale securities. There were no significant reclassifications out of accumulated other comprehensive income (loss) to the statements of operations during the periods presented. We include translation gains and losses in accumulated other comprehensive income (loss) in the stockholders' equity section of our Consolidated Balance Sheets. However, if we have concluded that we have substantially liquidated the entity, such as for our subsidiary in India, we recognize subsequent translation gains and losses in other income (expense) in our Consolidated Statements of Operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Accounting estimates and assumptions are inherently uncertain.

Actual results could differ materially from those estimates and assumptions. Our estimates include those related to the selling prices of performance obligations and amounts of variable consideration in collaboration agreements, royalty revenue, and other assumptions required for revenue recognition as described further below; the determination of our ability to exercise control or significant influence over our equity method investee; the fair value and impairment of investments in marketable securities, equity method investment, and long-lived assets; contingencies, accrued clinical trial, contract manufacturing and other expenses; income taxes; non-cash royalty revenue and non-cash interest expense from our liabilities related to our sales of future royalties; our assumptions used in stock-based compensation; and ongoing litigation, among other estimates. We base our estimates on historical experience and on other assumptions, including assumptions as to future events, that management believes are reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities when these values are not readily apparent from other sources. As appropriate, we assess estimates each period, update them to reflect current information, and generally reflect any changes in estimates in the period first identified.

Fair Value Measurements

The recorded amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities. We record available-for-sale investments and cash equivalents at their estimated fair values, which are based on market prices from a variety of industry standard data providers and generally represent quoted prices for similar assets in active markets or have been derived from observable market data.

Certain assets and liabilities are reported on a recurring basis at fair value, and certain assets and liabilities are subsequently adjusted to their fair values, in accordance with the fair value hierarchy established in ASC 820-10, *Fair Value Measurements and Disclosures* (ASC 820). ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy of ASC Topic 820 requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. For the years ended December 31, 2025 and 2024, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Related Parties

Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. ASC 850, *Related Party Disclosures* (ASC 850) requires that transactions with related parties that would make a difference in decision making shall be disclosed so that users of the financial statements can evaluate their significance. Please see Note 4 regarding our related party transactions with Gannet BioChem.

Cash, Cash Equivalents, and Investments in Marketable Securities

We consider all investments in marketable securities with an original maturity of 90 days or less when purchased to be cash equivalents. We classify investments in securities with remaining maturities of less than one year, or where our intent is to use the investments to fund current operations or to make them available for current operations, as short-term investments. We classify investments in securities with remaining maturities of over one year as long-term investments.

Our cash and investments are held or issued by financial institutions that management believes are of high credit quality. However, we are exposed to credit risk in the event of default by the third parties that hold or issue such assets. Our investment policy limits investments to fixed income securities denominated and payable in U.S. dollars such as corporate bonds, corporate commercial paper, U.S. government obligations, and money market funds and places restrictions on maturities and concentrations by type and issuer.

For our available-for-sale securities, we have significant concentrations of issuers in the banking and financial services industry. While our investment policy requires that we only invest in highly-rated securities and limit our exposure to any single issuer, a variety of factors may materially affect the financial condition of issuers. Additionally, pursuant to our investment policy, we may sell securities before maturity if the issuer's credit rating has been downgraded below our minimum credit rating requirements, which may result in a loss on the sale. Accordingly, if factors result in downgrades below our minimum credit rating requirements and if we decide to sell these securities, we may experience losses on such sales.

Investments are designated as available-for-sale and are carried at fair value with unrealized gains and losses reported in stockholders' equity as accumulated other comprehensive income (loss). We review our portfolio of available-for-sale debt securities, using both quantitative and qualitative factors, to determine if declines in fair value below amortized cost have resulted from a credit-related loss or other factors. If the decline in fair value is due to credit-related factors, we recognize a loss in our Consolidated Statements of Operations, whereas if the decline in fair value is not due to credit-related factors, we recognize the loss in other comprehensive income (loss).

We include coupon interest on securities classified as available-for-sale, as well as amortization of premiums and accretion of discounts to maturity, in interest income. The cost of securities sold is based on the specific identification method.

Accounts Receivable and Significant Customer Concentrations

Our customers are primarily pharmaceutical and biotechnology companies with whom we have multi-year arrangements. Before the sale of the Facility, our accounts receivable balance primarily contained trade receivables from product sales. We have not recorded provisions for credit losses for any of the periods presented. Accounts receivable at December 31, 2025 and December 31, 2024 are immaterial due to the sale of the Facility.

Inventory and Significant Supplier Concentrations

Before the sale of Facility, we manufactured inventory upon receipt of firm purchase orders from our partners, and we manufactured certain intermediate work-in-process materials and purchased raw materials based on purchase forecasts from our partners. Inventory included direct materials, direct labor, and manufacturing overhead, and we determined cost on a first-in, first-out basis for raw materials and on a specific identification basis for work-in-process and finished goods. We valued inventory at the lower of cost or net realizable value, and we wrote down defective or excess inventory to net realizable value based on historical experience or projected usage. We expensed inventory related to our research and development activities when we purchased or manufactured it. We have no inventory balance at December 31, 2025 and December 31, 2024 due to the sale of the Facility.

We are dependent on our suppliers and contract manufacturers to provide raw materials and drugs of appropriate quality and reliability and to meet applicable contract and regulatory requirements. In certain cases, we rely on single sources of supply of one or more critical materials. As a result of the sale of the Facility, we are dependent on Gannet BioChem for the supply of the polyethylene glycol reagents (PEG reagents) used in the manufacture of rezpegaldesleukin and NKTR-255. Consequently, in the event that supplies are delayed or interrupted for any reason, our ability to develop and produce our drug candidates could be significantly impaired, which could have a material adverse effect on our business, financial condition and results of operations.

Long-Lived Assets

We report property and equipment at cost, net of accumulated depreciation. We capitalize major improvements and expense maintenance and repairs as incurred. We generally recognize depreciation on a straight-line basis. We depreciate manufacturing, laboratory and other equipment over their estimated useful lives of generally three to ten years, depreciate buildings over the estimated useful life of generally twenty years and amortize leasehold improvements over the shorter of the estimated useful lives or the remaining term of the related lease.

We assess the impairment of long-lived assets whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. In the case of property and equipment and right-of-use assets for our leases, we determine whether there has been an impairment by comparing the carrying value of the asset to the anticipated undiscounted net cash flows associated with the asset. If such cash flows are less than the carrying value, we write down the asset to its fair value, which may be measured as anticipated net cash flows associated with the asset, discounted at a rate that we believe a market participant would utilize to reflect the risks associated with the cash flows, such as credit risk.

See Note 10 for additional information regarding the impairment charges we recorded for our leased facilities and certain property and equipment.

Leases

We determine if an arrangement contains a lease at the inception of the arrangement. Right-of-use assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. We recognize operating lease right-of-use assets and liabilities at the lease commencement date based on the present value of lease payments over the expected lease term. In determining the present value of lease payments, we use our incremental borrowing rate based on the information available at the lease commencement date. Our expected lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise any such options. We have elected to recognize lease incentives, such as tenant improvement allowances, at the lease commencement date as a reduction of the right-of-use asset and lease liability until paid to us by the lessor to the extent that the lease provides a specified fixed or maximum level of reimbursement and we are reasonably certain to incur reimbursable costs at least equaling such amounts.

We have elected the practical expedient to account for the lease and non-lease components, such as common area maintenance charges, as a single lease component for our facilities leases, and elected the short-term lease recognition exemption for our short-term leases, under which we do not recognize lease liabilities and right-of-use assets for leases with an original term of twelve months or less.

We recognize lease expense for our operating leases on a straight-line basis over the expected lease term. However, if we recognize an impairment of our right-of-use assets, the subsequent lease expense of such lease is recognized on an accelerated basis as lease expense includes the recognition of accretion expense on our lease liability, which is higher in earlier periods due to the higher lease liability, and straight-line amortization of the remaining post-impairment right-of-use asset.

Please see Note 5 for additional information regarding our leases.

Restructuring

In April 2022 and April 2023, we announced certain restructuring plans (the 2022 Restructuring Plan and the 2023 Restructuring Plan, respectively), pursuant to which we terminated significant portions of our workforce and decided to sublease all of our leased premises in San Francisco, California, including our office space on Third St. (Third St. Facility) and our office and laboratory space on Mission Bay Blvd. South (Mission Bay Facility).

We recognize restructuring charges related to reorganization plans that have been committed to by management when liabilities have been incurred. In connection with these activities, we record restructuring charges at fair value for contract termination costs incurred when we cancel the contract in accordance with its terms, or for costs to be incurred over the remaining contract term without economic benefit to us at the cease-use date. See Note 10 for additional information.

Reverse Stock Split

On June 6, 2025, we filed a Certificate of Amendment to the Certificate of Incorporation, or the Reverse Stock Split Amendment, to effect a reverse stock split of Nektar's Common Stock at a ratio of one-for-fifteen, effective June 8, 2025. No fractional shares of common stock were issued as a result of the Reverse Stock Split. All share and per share figures in these financial statements have been adjusted to give retrospective effect to the Reverse Stock Split. See Note 8 for additional information.

Treasury Stock

We record treasury stock activities under the cost method. Treasury stock is included in authorized and issued shares but excluded from outstanding shares. The re-issuance of treasury stock is accounted for on a first-in, first-out basis and any differences between the cost of treasury stock and the re-issuance proceeds are charged or credited to additional paid-in capital. In connection with the 2025 Offering, we re-issued all shares held in treasury stock. See Note 8 for additional information.

Collaborative Arrangements

We enter into collaboration arrangements with pharmaceutical and biotechnology collaboration partners, under which we may grant licenses to our collaboration partners to further develop and commercialize one of our drug candidates, either alone or in combination with the collaboration partners' compounds. We may also perform research, development, manufacturing and supply activities under our collaboration agreements. Consideration under these contracts may include an upfront payment, development and regulatory milestones and other contingent payments, expense reimbursements, royalties based on net sales of approved drugs, and commercial sales milestone payments. Additionally, these contracts may provide options for the customer to purchase additional contract research and development services under separate contracts.

When we enter into collaboration agreements, we assess whether the arrangements fall within the scope of ASC 808, *Collaborative Arrangements* (ASC 808) based on whether the arrangements involve joint operating activities and whether both parties have active participation in the arrangement and are exposed to significant risks and rewards of the arrangement. To the extent that the arrangement falls within the scope of ASC 808, we assess whether the payments between us and our collaboration partner fall within the scope of other accounting literature. If we conclude that payments from the collaboration partner to us represent consideration from a customer, such as license fees and contract research and development activities, we account for those payments within the scope of ASC 606, *Revenue from Contracts with Customers* (ASC 606). However, if we conclude that our collaboration partner is not a customer for certain activities and associated payments, such as for certain collaborative research, development, manufacturing and commercial activities, we present such payments as a reduction of research and development expense or general and administrative expense, based on where we present the underlying expense.

Revenue Recognition

For elements of those arrangements that we determine should be accounted for under ASC 606, we assess which activities in our collaboration agreements are performance obligations that should be accounted for separately and determine the transaction price of the arrangement, which includes the assessment of the probability of achievement of future milestones and other potential consideration. For arrangements that include multiple performance obligations, such as granting a license or performing contract research and development activities or participation on joint steering or other committees, we allocate upfront and milestone payments under a relative standalone selling price method. Accordingly, we develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. These key assumptions may include revenue forecasts, clinical development timelines and costs, discount rates and probabilities of clinical and regulatory success.

Product sales

As a result of the sale of the Facility, we no longer recognize product sales of PEG reagents.

Before the sale of the Facility, product sales were primarily derived from manufacturing and supply agreements we entered into with our customers. We have assessed our manufacturing and supply arrangements and have generally determined that they provided the customer an option to purchase our proprietary PEG reagents. Accordingly, we treated each purchase order as a discrete exercise of the customer's option (i.e. a separate contract) rather than as a component of the overall arrangement. The pricing for the manufacturing and supply was generally at a fixed price. The "take or pay" arrangement signed with UCB during 2024 resulted in recognition based on a single sales price over multiple years. See Note 9 for additional details.

We invoiced and recognized product sales when title and risk of loss passed to the customer, which generally occurred upon shipment. Customer payments were generally due 30 days from receipt of an invoice. We tested our products for adherence to technical specifications before shipment; accordingly, we have not experienced any significant returns from our customers. We recognized costs related to shipping and handling of product to customers in cost of goods sold.

Non-cash royalty revenue

Generally, for our collaboration arrangements that include sales-based royalties, we have granted our collaboration partner a license to our intellectual property. Pursuant to these arrangements, our collaboration partners are typically obligated to pay a royalty that is based on the net sales of their approved drugs that are sold in the countries where we have intellectual property rights covering their drugs. We have sold our rights to receive sales-based royalties for CIMZIA®, MIRCERA®, MOVANTIK®, ADYNOVATE® and REBINYN® as further described in Note 6. For collaboration arrangements that include sales-based royalties, we have concluded that the license is the predominant item to which the royalties relate, which include commercial milestone payments based on the level of sales. Accordingly, we recognize royalty revenue when the underlying sales occur based on our best estimates of sales of the drugs. Our aggregate non-cash royalty revenue of $54.9 million and $64.3 million for the years ended December 31, 2025 and 2024, respectively, represents revenue for granting licenses for which we had satisfied in prior periods.

License, collaboration and other revenue

License Grants: For collaboration arrangements that include a grant of a license to our intellectual property, we consider whether the license grant is distinct from the other performance obligations included in the arrangement. Generally, we would conclude that the license is distinct if the customer is able to benefit from the license with the resources available to it. For licenses that are distinct, we recognize revenues from non-refundable, upfront payments and other consideration allocated to the license when the license term has begun and we have provided all necessary information regarding the underlying intellectual property to the customer, which generally occurs at or near the inception of the arrangement.

Milestone Payments: At the inception of the arrangement and at each reporting date thereafter, we assess whether we should include any milestone payments or other forms of variable consideration in the transaction price, based on whether a significant reversal of revenue previously recognized is not probable upon resolution of the uncertainty. Since milestone payments may become payable to us upon the initiation of a clinical study, filing for or receipt of regulatory approval or the first commercial sale of a product, we review the relevant facts and circumstances to determine when we should update the transaction price, which may occur before the triggering event. When we do update the transaction price for milestone payments, we allocate it on a relative standalone selling price basis and record revenue on a cumulative catch-up basis, which results in recognizing revenue for previously satisfied performance obligations in such period. If we update the transaction price before the triggering event, we recognize the increase in the transaction price as a contract asset. Our partners generally pay development milestones after achievement of the triggering event.

Research and Development Services: For amounts allocated to our research and development obligations in a collaboration arrangement, we recognize revenue over time using a proportional performance model, representing the transfer of goods or services as we perform activities over the term of the agreement.

Research and Development Expense

Research and development costs are expensed as incurred and include salaries, benefits and other operating costs such as outside services, supplies and allocated overhead costs.

We record an accrued expense for the estimated unbilled costs of our clinical study activities performed by third parties. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients and completion of certain clinical trial activities. We generally recognize costs associated with the start-up and reporting phases of the clinical trials as incurred. We generally accrue costs associated with the treatment phase of clinical trials based on the estimated activities performed by our third-party vendors, including our contract research organizations. In specific circumstances, such as for certain time-based costs, we recognize clinical trial expenses ratably over the service period, as we believe that this methodology may be more reflective of the timing of costs incurred.

We capitalize advance payments for goods or services that will be used or rendered for future research and development activities and recognize expense as the related goods are delivered or services performed.

Non-cash Interest Expense on Liabilities Related to the Sales of Future Royalties

Interest expense on liabilities related to the sales of future royalties is imputed on the unamortized portion using the effective interest method. We periodically assess the estimated royalty payments under our licensees, and, as the amount or timing of such payments of these estimates change, we prospectively adjust the imputed interest rate and the related amortization of the respective liability. The actual interest rate will be affected by the timing of the royalty payments and changes in the forecasted revenue.

Equity Method Investment

Our investment in Gannet BioChem is considered a variable interest entity for which we are not the primary beneficiary. We use the equity method of accounting to account for our investment in Gannet BioChem, which is an entity that we do not control, but have the ability to exert significant influence. Judgments regarding the level of influence over the equity method investment include consideration of key factors such as our ownership interest, representation on the board of directors or participation in policy-making decisions.

Under the equity method of accounting, our investment in Gannet BioChem was initially recorded at fair value on our Consolidated Balance Sheets. The carrying value of the investment is subsequently adjusted based on our share of the net income or loss of the entity which we present as gain or loss from equity method investment in our Consolidated Statements of Operations. We record our share of the equity method investment's results of operations on a three-month lag basis, as further disclosed in Note 4.

Due to Ampersand's right to receive a cumulative preferred dividend at a certain annual rate of return and return of capital before any distributions are made to us as further disclosed in Note 4, we record our gain or loss on our investment in Gannet BioChem under the hypothetical liquidation at book value (HLBV) method.

The HLBV method is a balance sheet approach that calculates the change in the hypothetical amount Ampersand and we would be entitled to receive if Gannet BioChem were liquidated at book value at the end of each period, adjusted for any contributions made and distributions received during the period, as well as basis differences between the initial fair value of our investment in Gannet BioChem and our claim on the net assets of Gannet BioChem. Our maximum exposure to loss in Gannet BioChem is limited to the carrying value of our investment. Loss from our investment in Gannet BioChem of $8.7 million has been recorded for the year ended December 31, 2025.

We evaluate our equity method investment at the end of each reporting period to determine whether events or changes in business circumstances indicate that the carrying value of the investment may not be recoverable. This evaluation consists of several qualitative and quantitative factors that may include recent financial results, projected financial results and operating trends of the investees and other publicly available information that may affect the value of our investment.

Stock-Based Compensation

Stock-based compensation arrangements include grants of stock options and restricted stock units (RSUs) under our equity incentive plans, as well as shares issued under our Employee Stock Purchase Plan (ESPP), through which employees may purchase our common stock at a discount to the market price.

We expense the grant date fair value of stock-based compensation on a straight-line basis over the requisite service periods in our Consolidated Statements of Operations and recognize forfeitures as they occur. For options and RSUs that vest upon the achievement of performance milestones, we recognize expense provided that we believe that the performance milestones are probable of achievement, and we estimate the vesting period based on our evaluation of the estimated date of achievement of these milestones. We report expense amounts in cost of goods sold, research and development expense, and general and administrative expense based on the function of the applicable employee. We estimate the grant date fair value of our stock-based compensation awards as follows:

- Stock options - We use the Black-Scholes option pricing model for the respective grant to determine the grant date fair value of stock options and common stock issued under the Company's equity incentive plans or purchased under the ESPP. The Black-Scholes option pricing model requires the input of assumptions, including but not limited to, the expected term of the options, which we may estimate based on actual and projected employee stock option exercise behaviors, and our stock price volatility over the term of the awards.

- RSUs - The fair value of an RSU is equal to the closing price of our common stock on the grant date.

Income Taxes

We account for income taxes under the liability method. Under this method, we determine deferred tax assets and liabilities based on differences between the financial reporting and tax reporting bases of assets and liabilities, measured using laws and enacted tax rates that we expect to be in effect when we expect the differences to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. We record a valuation allowance against deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized. When we establish or reduce the valuation allowance related to the deferred tax assets, our provision for income taxes will increase or decrease, respectively, in the period we make such determination.

We utilize a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount of benefit, determined on a cumulative probability basis, that is more than 50% likely of being realized upon ultimate settlement.

For the years ended December 31, 2025 and 2024, our income tax benefit was immaterial.

Net Loss Per Share

For all periods presented in the Consolidated Statements of Operations, the net loss available to common stockholders is equal to the reported net loss. We calculate basic net loss per share based on the weighted-average number of common shares outstanding, including the TCG Pre-funded Warrant, during the periods presented. Before the exercise of the TCG Pre-funded Warrant, shares of common stock underlying the TCG Pre-funded Warrant were considered outstanding for the purposes of computing basic net loss per share because the shares were issuable for little consideration, were fully vested and were exercisable after the original issuance date. For the years ended December 31, 2025 and 2024, basic and diluted net loss per share are the same due to our net losses and the requirement to exclude potentially dilutive securities which would have an antidilutive effect on net loss per share. We excluded shares underlying the weighted average outstanding stock options and RSUs, as follows:

| | Year Ended December 31, | |
	2025	2024
Potentially dilutive securities	2,260,593	1,788,719

Comprehensive Loss

Comprehensive loss is the change in stockholders' equity from transactions and other events and circumstances other than those resulting from investments by stockholders and distributions to stockholders. Our comprehensive loss includes our net loss, gains and losses from the foreign currency translation of the assets and liabilities of our foreign subsidiaries, and unrealized gains and losses on investments in available-for-sale securities.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which will require incremental income tax disclosures on an annual basis for all public entities. The amendments require that public business entities disclose specific categories in the rate reconciliation and provide additional information for reconciling items meeting a quantitative threshold. The amendments also require disclosure of income taxes paid to be disaggregated by jurisdiction, and disclosure of income tax expense disaggregated by federal, state, and foreign. ASU 2023-09 is effective for annual reporting beginning with the fiscal year ending December 31, 2025. We have adopted ASU-2023-09 on a prospective basis for the year ended December 31, 2025. Please refer to Note 13 for further details.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, an accounting standard update that requires the Company to disclose more detailed information about the types of expenses (including employee compensation, depreciation, and amortization) included in each relevant income statement expense caption. In January 2025, the FASB issued ASU 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*, to clarify the effective date of ASU 2024-03. The ASU is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the incremental disclosures that will be required in our consolidated financial statements.

Note 2 — Cash and Investments in Marketable Securities

Cash and investments in marketable securities, including cash equivalents, are as follows (in thousands):

	Estimated Fair Value at	
	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 15,116	$ 44,252
Short-term investments	230,636	210,974
Long-term investments	—	13,869
Total cash and investments in marketable securities	$ 245,752	$ 269,095

We invest in liquid, high quality debt securities. Our investments in debt securities are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in securities with maturities of two years or less and maintain a weighted average maturity of one year or less. We currently do not intend to sell these securities prior to maturity and it is more likely than not that we will not be required to sell these securities before we recover the amortized cost basis.

During the years ended December 31, 2025 and 2024, we did not sell any available-for-sale securities.

We report our accrued interest receivable, which totaled $0.6 million and $1.1 million at December 31, 2025 and 2024, respectively, in other current assets on our Consolidated Balance Sheets.

Our portfolio of cash and investments in marketable securities includes (in thousands):

	Fair Value Hierarchy Level	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	December 31, 2024 Fair Value
			December 31, 2025			
Corporate notes and bonds	2	$ 59,769	$ 28	$ (12)	$ 59,785	$ 109,711
Corporate commercial paper	2	156,713	32	(31)	156,714	119,542
Available-for-sale investments		216,482	60	(43)	216,499	229,253
Money market funds	1				11,919	15,993
Certificates of deposit	2				14,138	14,027
Cash	N/A				3,196	9,822
Total cash and investments in marketable securities					$ 245,752	$ 269,095

At December 31, 2024, our gross unrealized gains and losses were insignificant. As of December 31, 2025 and 2024, we assessed our marketable securities with unrealized losses and concluded that the losses were not attributable to credit. For the twelve months ended December 31, 2025 and 2024, there were no transfers between Level 1 and Level 2 of the fair value hierarchy. As of December 31, 2025, we had 19 investments in unrealized loss positions and no investments had been in continuous unrealized loss positions for 12 months or longer. Accordingly, we have not recorded an allowance for credit losses for these securities.

At both December 31, 2025 and 2024, we had letter of credit arrangements in favor of our landlords and certain vendors totaling $7.8 million and $7.5 million, respectively. These letters of credit are secured by investments of similar amounts.

Note 3 — Consolidated Financial Statement Details

Other Current Assets

Other current assets consists of the following (in thousands):

| | December 31, | |
	2025	2024
Prepaid research and development expenses	$ 16,540	$ 1,947
Interest and other non-trade receivables	1,779	1,609
Other prepaid expenses	2,195	2,510
Total other current assets	$ 20,514	$ 6,066

Accrued Expenses

Accrued expenses consist of the following (in thousands):

| | December 31, | |
	2025	2024
Accrued research and development expenses	$ 13,980	$ 14,453
Accrued compensation	2,940	2,832
Accrued contract termination costs	2,632	2,767
Other accrued expenses	2,719	9,920
Total accrued expenses	$ 22,271	$ 29,972

Note 4 — Equity Method Investment

As discussed in Note 1, on December 2, 2024, we completed the sale of the Facility and certain other manufacturing assets related thereto, including the assignment of our existing manufacturing and supply obligations, to Gannet BioChem, an affiliate of Ampersand, via the APA, for consideration of $64.7 million in cash, net of transaction costs, and an equity interest in Gannet BioChem.

We own 20.0 million common units of Gannet BioChem at $1.00 per unit, representing 100% of the common units outstanding at both closing of the sale of the Facility and at December 31, 2025, and Ampersand owns 81.5 million preferred units at $1.00 per unit, representing 100% of the preferred units outstanding at closing and 99.7% of the preferred units outstanding as of December 31, 2025. Gannet BioChem has reserved 11.3 million appreciation rights for issuance to its officers, employees, directors and consultants, which may only be settled upon a "company sale" as defined by Gannet BioChem's equity plan and convert to common units in determining their distribution, less the "base value", which is equal to the fair value of the common units as determined by Gannet BioChem's board of directors. As of December 31, 2025, Gannet BioChem has issued 8.4 million stock appreciation rights, which have a $1.00 base value.

In the event of a distribution, to the extent available, the preferred unitholders have priority rights to a cumulative preferred dividend at a certain annual rate of return and a return of their investment before any distributions to common unitholders. After such priority distribution to the preferred unitholders, to the extent available, common unitholders are to receive a distribution of both a cumulative dividend at the same rate as the preferred unitholders' dividend and a return of their investment, which, for our common units, is equal to $20.0 million (or $1.00 per unit). Any distributions in excess of both of these distributions, if available, are distributed to preferred and common unitholders pro rata.

We have significant influence, but do not control, Gannet BioChem through our noncontrolling representation on Gannet BioChem's board of directors and our equity interests in Gannet BioChem. Accordingly, we do not consolidate Gannet BioChem and account for our investment in Gannet BioChem using the equity method of accounting. We record our share of Gannet BioChem's gains and losses under the HLBV basis, which reflects Ampersand's liquidation preferences as described above. The HLBV method is a balance sheet approach that calculates the change in the hypothetical amount we and Ampersand would be entitled to receive if Gannet BioChem were liquidated at book value, adjusted for any contributions made and distributions received during the period, as well as basis differences between the initial fair value of our investment in Gannet BioChem and our claim on the net assets of Gannet BioChem. Our loss from our investment in Gannet BioChem for the twelve months ended December 31, 2025 is as follows (in thousands):

	Year Ended December 31, 2025
Claim on net assets of Gannet BioChem - beginning of period	$ 12,218
Claim on net assets of Gannet BioChem - end of period	3,491
Change in claim on net assets of Gannet BioChem	$ (8,727)

Gannet BioChem is considered a related party to Nektar. Concurrently with the closing of the transaction, we entered into certain ancillary agreements with Gannet BioChem, including supply agreements for rezpegaldesleukin and NKTR-255, and certain services agreements.

Supply Agreements

Under the terms of the supply agreements, Gannet BioChem has agreed to manufacture and supply the PEG reagents for use in clinical trials of these drug candidates at prices defined within the agreements. There are no minimum purchase commitments and Nektar can terminate the agreement for convenience upon prior written notice. For the twelve months ended December 31, 2025, we recorded $0.7 million as research and development expense for services provided by Gannet BioChem to us in our Consolidated Statements of Operations under the supply agreements.

Services Agreements

Pursuant to a transition services agreement and full-time employee equivalent agreement, Nektar is performing certain transition services for the benefit of Gannet BioChem, primarily related to information technology and accounting, and Gannet BioChem is performing certain services for the benefit of Nektar, primarily to support research and development activities. The terms of these agreements are no more than two years, subject to certain termination provisions. For the twelve months ended December 31, 2025, we recorded $1.9 million as research and development expense for services provided by Gannet BioChem to us in our Consolidated Statements of Operations. For the twelve months ended December 31, 2025, we recorded $1.1 million as other income in our Consolidated Statements of Operations for services provided by us to Gannet BioChem.

As of December 31, 2025, we recorded a net receivable of $0.4 million from Gannet BioChem and payables of $1.1 million to Gannet BioChem, consisting of amounts billable under the services agreements. We report the net receivable in other current asset and the payables in accounts payable and accrued expenses, respectively, in our Consolidated Balance Sheets.

Note 5 — Operating Leases

Our leases consist of a Lease Agreement (the Mission Bay Lease) with ARE-San Francisco No. 19, LLC (ARE) for our 155,215 square foot corporate office and R&D facility located at 455 Mission Bay Boulevard South, San Francisco, California (the Mission Bay Facility) and a Lease Agreement (the Third Street Lease) with Kilroy Realty Finance Partnership, L.P. (Kilroy) for an additional 135,936 square foot of office space at 360 Third Street, San Francisco, California (the Third Street Facility). Both leases terminate on January 31, 2030, subject to two consecutive five year renewal options for the Mission Bay Facility and one five year renewal option for the Third Street Facility. Other key terms include the following:

- The monthly base rent for both facilities will escalate over the term of the lease at various intervals.

- Both leases include various covenants, indemnities, defaults, termination rights, letters of credit and other provisions customary for lease transactions of this nature.

- During the term of the Mission Bay Lease, we are responsible for paying our share of operating expenses specified in the lease, including utilities, common area maintenance, insurance costs and taxes.

- For the Third Street Lease, our fixed annual base rent on an industrial gross lease basis includes certain expenses and property taxes paid directly by the landlord.

Due to our 2022 and 2023 Restructuring Plans, during the years ended December 31, 2025 and 2024, we recorded impairment charges of $3.8 million and $7.3 million, respectively, for our right-of-use assets which we are seeking to sublease. See Note 10 for additional information.

We generally recognize lease expense for our operating leases on a straight-line basis over the lease term. For spaces where we have recognized an impairment charge, the aggregate lease expense recognized over the remaining term is reduced by the amount of the impairment charge, but we recognize the remaining lease expense on an accelerated basis. The components of lease expense, which we include in general and administrative expense in our Consolidated Statements of Operations, were as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Operating lease expense	$ 7,155	$ 8,723
Variable lease expense	7,905	9,000
Total lease expense	$ 15,060	$ 17,723

During the years ended December 31, 2025 and 2024, we paid $22.3 million and $21.6 million, respectively, of operating lease payments related to our lease liabilities, which we include in net cash used in operating activities in our Consolidated Statements of Cash Flows.

As of December 31, 2025, the maturities of our operating lease liabilities were as follows (in thousands):

Year ending December 31,	
2026	$ 21,096
2027	23,682
2028	24,427
2029	25,195
2030 and thereafter	2,108
Total lease payments	96,508
Less: portion representing interest	(10,757)
Operating lease liabilities	85,751
Less: current portion	(20,495)
Operating lease liabilities, less current portion	$ 65,256

As of December 31, 2025, the weighted-average remaining lease term is 4.1 years and the weighted-average discount rate was 5.8%.

We have entered into subleases for approximately 29,000 square feet of space in our Mission Bay Facility that provide for fixed lease payments, as well as full recovery of the subtenants' share of operating expenses under our master lease agreement, subject to certain free rent periods. We record the total sublease income as a reduction of general and administrative expense, which totaled $3.7 million and $3.2 million for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, maturities of our operating lease receivables from subleases for each of the next five years and thereafter were as follows:

Year ending December 31,	
2026	$ 1,670
2027	1,729
2028	1,788
2029	1,846
2030 and thereafter	—
Gross lease receivable	$ 7,033

Note 6 — Liabilities Related to the Sales of Future Royalties

On February 24, 2012, for gross proceeds of $124.0 million, we entered into a purchase and sale agreement (the 2012 Purchase and Sale Agreement) with RPI Finance Trust (RPI), an affiliate of Royalty Pharma, pursuant to which we sold, and RPI purchased, our right to receive royalty payments (the 2012 Transaction Royalties) arising from the worldwide net sales, from and after January 1, 2012, of (a) CIMZIA®, under our license, manufacturing and supply agreement with UCB Pharma (UCB), and (b) MIRCERA®, under our license, manufacturing and supply agreement with F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (together referred to as Roche). As a result of our ongoing manufacturing and supply obligations related to the generation of these royalties, we recorded the proceeds as debt, and we recognize non-cash royalty revenue, as royalties from the CIMZIA® and MIRCERA® products are remitted directly to RPI, and non-cash interest expense to amortize the liability using the effective interest method over the estimated life of the 2012 Purchase and Sale Agreement.

We were required to pay RPI an aggregate $10.0 million as a result of worldwide net sales of MIRCERA® during the years 2013 and 2012 not reaching certain minimum thresholds. The 2012 Purchase and Sale Agreement does not include any other potential payments related to minimum net sales thresholds.

On June 5, 2020, UCB served notice of a Declaratory Judgment of Patent Invalidity, filed in the United States District Court for the District of Delaware, seeking a declaration of invalidity of certain of our patents that we had licensed to UCB and pursued similar actions in other jurisdictions. On October 14, 2021, RPI and we entered into a Letter Agreement which permitted us to enter into a Settlement Agreement, effective October 13, 2021, with UCB to effect the negotiation between RPI and UCB in which UCB and RPI agreed to a reduction in the royalty term and annual decreases in the royalty rate over the remaining royalty term in exchange for UCB's withdrawal of all of UCB's litigation and challenges.

We concluded that we should account for the decrease in royalty payments to RPI as a result of these agreements as a modification of our liability. Due to the significance of the change in the estimated royalty payments, we concluded that we should treat the modification as an extinguishment of the prior liability and recognize a new liability based on the revised royalty payments and term, discounted to fair value. Accordingly, we estimated the fair value to be approximately $84.7 million. As a result, we recognized a non-cash loss of $23.5 million on the revaluation of the prior liability in the three months ended December 31, 2021, and we wrote off the remaining $0.9 million of unamortized transaction costs.

On December 16, 2020, for gross proceeds of $150.0 million, we entered into a capped purchase and sale agreement (the 2020 Purchase and Sale Agreement) with entities managed by Healthcare Royalty Management, LLC (collectively, HCR). Pursuant to the 2020 Purchase and Sale Agreement, we agreed to sell to HCR certain of our rights to receive royalty payments arising from the worldwide net sales, from and after October 1, 2020, of (a) MOVANTIK® under our license agreement with AstraZeneca AB (Astra Zeneca), as amended, (b) ADYNOVATE® under our research, development, license and manufacturing and supply agreement with Baxalta US Inc. and Baxalta GmbH (collectively, Baxalta), as amended, (c) REBINYN® under our settlement and license agreement with Novo Nordisk Inc., Novo Nordisk A/S and Novo Nordisk A/G and (d) licensed products under that our right to sublicense agreement with Baxalta. As a result of the cap on the royalties to be received by HCR and our ongoing manufacturing and supply obligations related to the generation of these royalties, we recorded the proceeds as debt, and we recognize non-cash royalty revenue, as royalties from these products are remitted directly to HCR, and non-cash interest expense to amortize the liability using the effective interest method over the estimated life of the 2020 Purchase and Sale Agreement. As of December 31, 2025, our prospective effective interest rate used to amortize the liability is 49.2%.

The original 2020 Purchase and Sale Agreement was to expire -- and wherein the right to receive royalties would revert to us -- if HCR received aggregate royalties of $210.0 million on or prior to December 31, 2025 (the 2025 Threshold), or, if the 2025 Threshold was not achieved by December 31, 2025, when HCR received aggregate royalties of $240.0 million. On March 4, 2024, Nektar and HCR amended the original 2020 Purchase and Sale Agreement (the Amendment), pursuant to which the parties agreed to remove our reversionary rights in the royalties in exchange for a $15.0 million payment from HCR. Accordingly, HCR will receive all future royalties of the products, and none of these royalties will return to Nektar. We accounted for the Amendment as a modification of the existing arrangement, and therefore recorded the $15.0 million proceeds as an increase to the liability.

The sale of the Facility did not alter the 2012 or the 2020 Purchase and Sale Agreements, nor royalties payable under the related license agreements.

The following table shows the activity within the liability account of each arrangement (in thousands):

	Year-Ended December 31, 2025			Period from inception to December 31, 2025		
	2012 Purchase and Sale Agreement	2020 Purchase and Sale Agreement	Total	2012 Purchase and Sale Agreement	2020 Purchase and Sale Agreement	Total
Liabilities related to the sales of future royalties—beginning balance	$ 7,197	$ 85,522	$ 92,719	$ —	$ —	$ —
Royalty monetization proceeds	—	—	—	124,000	165,000	289,000
Non-cash royalty revenue	(7,894)	(47,038)	(54,932)	(388,622)	(202,743)	(591,365)
Non-cash interest expense	2,767	23,417	26,184	253,170	99,644	352,814
Payments to RPI	—	—	—	(10,000)	—	(10,000)
Loss on revaluation of liability related to the sale of future royalties	—	—	—	23,522	—	23,522
Liabilities related to the sales of future royalties – ending balance	2,070	61,901	63,971	2,070	61,901	63,971
Less: unamortized transaction costs	—	(814)	(814)	—	(814)	(814)
Liabilities related to the sales of future royalties, net	$ 2,070	$ 61,087	$ 63,157	$ 2,070	$ 61,087	$ 63,157

Note 7 — Commitments and Contingencies

Purchase Commitments

In the normal course of business, we enter into various firm purchase commitments related to contract manufacturing, clinical development and certain other items. As of December 31, 2025, these commitments were approximately $3.7 million.

Legal Matters

From time to time, we are involved in lawsuits, arbitrations, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. We make provisions for liabilities when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Such provisions are reviewed at each reporting date and adjusted to reflect the impact of settlement negotiations, judicial and administrative rulings, advice of legal counsel, and other information and events pertaining to a particular case. Litigation is inherently unpredictable. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of our operations for that period and on our cash flows and liquidity.

On August 7, 2023, we filed a complaint in the United States District Court for the Northern District of California (the Court) against Eli Lilly and Company (Lilly) alleging, among other claims, breach of contract and breach of implied covenant of good faith and fair dealing (the Complaint), in connection with our collaboration with Lilly. Following the denial of its motion to dismiss the Complaint entirely, Lilly filed an answer that included counterclaims against us alleging breach of specified confidentiality provisions and defamation. On September 19, 2025, Lilly filed a motion to voluntarily dismiss its counterclaims with prejudice, which the Court granted on October 7, 2025. Lilly has filed a motion for summary judgment, and the court has not yet issued a decision on this motion, as well as other pre-trial motions filed by both parties that remain pending before the Court. Following the shutdown of the federal government, on October 14, 2025, the Court postponed the previously calendared October 27, 2025 starting date of the jury trial. The Court has set a new jury trial date of September 8, 2026.

After previously authorizing and paying good and service tax (GST) refunds of approximately $3.3 million for the period of July 2017 to September 2019, the Indian GST authorities issued a show cause notice in October 2023 seeking to recover this refund, plus penalties and interest, for which we have subsequently received a demand in September 2025 seeking payment to Indian GST authorities. We have not paid the demand in view of an appeal we filed with the Indian authorities, and believe that we have meritorious defenses against the demand. We believe a loss is not probable and therefore have not accrued a liability as of December 31, 2025.

On March 6, 2026, a putative class action complaint was filed in the U.S. District Court for the Northern District of California against the Company, our CEO, CFO and Chief Research and Development Officer, captioned Schramke v. Nektar Therapeutics, et al. The complaint asserts claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act and SEC rules promulgated thereunder, seeks damages, attorneys' fees and other relief, and alleges, among other things, that from February 26, 2025 through December 15, 2025, the defendants made misleading statements and/or failed to disclose material information regarding the REZOLVE-AA trial. The Company denies the claims, believes they are without merit, and intends to defend vigorously against this litigation. We have not recorded a liability for this matter as of December 31, 2025.

We have recorded no liability for any litigation matters in our Consolidated Balance Sheets at either December 31, 2025 or December 31, 2024.

Indemnification Obligations

During the course of our normal operating activities, we have agreed to certain contingent indemnification obligations as further described below. The term of our indemnification obligations is generally perpetual. There is generally no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. To date, we have not incurred significant costs to defend lawsuits or settle claims based on our indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities. Because the aggregate amount of any of these potential indemnification obligations is not a stated amount, we cannot reasonably estimate the overall maximum amount of any such obligations. We have recorded no liabilities for these obligations in our Consolidated Balance Sheets at either December 31, 2025 or December 31, 2024.

Indemnifications in Connection with Commercial Agreements

As part of our collaboration agreements with our partners related to the license, development, manufacture and supply of our proprietary drug candidates, we generally agree to defend, indemnify and hold harmless our partners from and against third party liabilities arising out of the agreement, including product liability (with respect to our activities) and infringement of intellectual property to the extent the intellectual property is developed by us and licensed to our partners. The term of these indemnification obligations is generally perpetual commencing after execution of the agreement. There is generally no limitation on the potential amount of future payments we could be required to make under these indemnification obligations.

From time to time, we enter into other strategic agreements such as divestitures and financing transactions pursuant to which we are required to make representations and warranties and undertake to perform or comply with certain covenants. For example, we made certain intellectual property representations in connection with our RPI and HCR transactions, however, the time limitation we have to indemnify RPI with respect to any breach of these intellectual property-based representations and warranties has passed. In the event it is determined that we breached certain of the representations and warranties or covenants made by us in any such agreements or certain express indemnification provisions are applicable, we could incur substantial indemnification liabilities depending on the timing, nature, and amount of any such claims.

To date, we have not incurred any costs to defend lawsuits or settle claims related to these indemnification obligations, nor any breaches of representations or warranties or covenants. Because the aggregate amount of any potential indemnification obligation is not a stated amount, we cannot reasonably estimate the overall maximum amount of any such obligations.

Indemnification of Underwriters and Initial Purchasers of our Securities

In connection with our sale of equity we have agreed to defend, indemnify and hold harmless our underwriters or initial purchasers, as applicable, as well as certain related parties from and against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Director and Officer Indemnifications

As permitted under Delaware law, and as set forth in our Certificate of Incorporation and our Bylaws, we indemnify our directors, executive officers, other officers, employees, and other agents for certain events or occurrences that may arise while in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is unlimited; however, we have insurance policies that may limit our exposure and may enable us to recover a portion of any future amounts paid. Assuming the applicability of coverage, the willingness of the insurer to assume coverage, and subject to certain retention, loss limits and other policy provisions, we believe any obligations under this indemnification would not be material, other than retention of up to $2.5 million per incident for merger and acquisition related claims, $2.5 million per incident for securities related claims and $2.5 million per incident for non-securities related claims per our insurance policy. However, no assurances can be given that the covering insurers will not attempt to dispute the validity, applicability, or amount of coverage without expensive litigation against these insurers, in which case we may incur substantial liabilities as a result of these indemnification obligations.

Note 8 — Stockholders' Equity

On June 6, 2025, we filed a Certificate of Amendment to the Certificate of Incorporation, or the Increase in Shares Amendment, to increase the number of authorized shares of the Company's common stock from 300,000,000 shares to 390,000,000 shares. The increase in authorized shares amendment was previously approved by our stockholders at the Annual Meeting of Stockholders held on May 23, 2025 and became effective upon its filing.

On June 6, 2025, we also filed a Certificate of Amendment to Nektar's Certificate of Incorporation (the Reverse Stock Split Amendment) to effect a reverse stock split of our common stock at a ratio of one-for-fifteen (the Reverse Stock Split). The Reverse Stock Split Amendment became effective as of 11:59 p.m. Eastern Time on June 8, 2025 (the Effective Time), at which time every fifteen shares of our common stock issued and outstanding immediately prior to the Effective Time were combined into one share of common stock. No fractional shares of our common stock were issued as a result of the Reverse Stock Split. Instead, any fractional shares resulting from the Reverse Stock Split were rounded up at the participant level if such shares of our common stock (including shares subject to issuance upon exercise of the pre-funded warrant) were held directly or rounded down to the nearest whole share of our common stock, if such shares were subject to an award granted under the 2017 Amended and Restated Performance Incentive Plan. Upon effectiveness of the Reverse Stock Split, the number of shares of common stock for which each outstanding option and pre-funded warrant to purchase common stock is exercisable was adjusted, and the exercise price of each outstanding option and pre-funded warrant to purchase common stock was adjusted. The Reverse Stock Split did not change the par value per share or the authorized number of shares of common stock and preferred stock. As a result of the Reverse Stock Split, we have retrospectively recast prior periods for shares of our common stock, including those issued, outstanding and treasury stock, weighted-average shares outstanding and loss per share.

TCG Pre-Funded Warrant

In March 2024, we issued a pre-funded warrant to purchase an aggregate of 1,666,667 shares of our common stock to TCG Crossover Fund II, L.P. (TCG) at a price of $18.00 per share for gross proceeds of $30.0 million. Transaction costs were immaterial. The TCG Pre-funded Warrant had an exercise price of $0.0015 per share and was exercisable at any time after the original issuance date. TCG could not exercise the warrant if TCG, together with its affiliates, would beneficially own more than 9.99% of the number of shares of our common stock outstanding immediately after giving effect to such exercise. TCG could increase or decrease this percentage not in excess of 19.99% by providing at least 61 days prior notice to the Company. On May 28, 2024, we filed with the SEC a registration statement on Form S-3 (file no. 333-279760) registering for resale of up to 1,666,667 shares of our common stock issuable upon exercise of the TCG Pre-funded Warrant. The registration statement became effective on June 5, 2024.

We classified the TCG Pre-funded Warrant as a component of permanent equity in our Consolidated Balance Sheets as it is a freestanding financial instrument that was immediately exercisable, does not embody an obligation for the Company to repurchase its own shares and permits the holder to receive a fixed number of shares of common stock upon exercise. All of the shares underlying the TCG Pre-funded Warrant have been included in the weighted-average number of shares of common stock used to calculate net loss per share attributable to common stockholders because the shares may be issued for little or no consideration, are fully vested and are exercisable after the original issuance date of the TCG Pre-funded Warrant.

On July 1, and July 11, 2025, TCG exercised the TCG Pre-funded Warrant to purchase 780,000 and 886,667 shares of common stock, respectively. Exercise proceeds are immaterial. As a result of these exercises, no shares remain issuable under the warrant.

Secondary Offerings

On July 2, 2025, pursuant to the April 2025 Shelf Registration Statement, we completed the sale and issuance of 4,893,618 shares of our common stock in an underwritten public offering (the 2025 Offering) at a price of $23.50 per share, which included 638,298 shares sold upon exercise in full by the underwriters of their option to purchase additional shares of common stock in the 2025 Offering. The net proceeds to the Company from the 2025 Offering totaled approximately $107.2 million, after deducting underwriting discounts and commissions and other offering costs.

In connection with the 2025 Offering, we re-issued all 552,307 shares held in treasury stock as of June 30, 2025.

On February 13, 2026, pursuant to the November 2025 Shelf Registration Statement, we completed the sale and issuance of 7,637,931 shares of common stock at a price of $58.00 per share, which included 1,034,482 shares sold upon exercise in full by the underwriters of their option to purchase additional shares of common stock in the 2026 Offering, and 293,103 pre-funded warrants at price of $57.9999 per pre-funded warrant in an underwritten public offering. The estimated net proceeds from the 2026 Offering totaled approximately $432.0 million, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $28.0 million. Each pre-funded warrant has an exercise price of $0.0001 per share.

At-The-Market Offerings

In September and October 2025, we issued 1,273,923 shares of our common stock under the April 2025 ATM Sales Agreement at a weighted average price of $58.87 per share for net proceeds of $72.5 million after deducting related commissions and offering costs. No shares remain available for issuance under the April 2025 ATM Sales Agreement.

On November 12, 2025, we also entered into the November 2025 ATM Sales Agreement with Piper Sandler & Co. and BTIG, LLC, relating to the sale of our common stock having an aggregate offering price of up to $110.0 million in an "at-the-market" offering. As of December 31, 2025, no shares were issued under the November 2025 ATM Sales Agreement. From February 20, 2026 through March 11, 2026, we issued 639,131 shares of our common stock under the November 2025 ATM Sales Agreement at a weighted average price of $71.15 per share for net proceeds of $44.1 million after deducting related commissions of approximately $1.4 million.

Shares Reserve for Issuance

Shares of common stock reserved for future issuance are as follows:

	December 31,	
	2025	**2024**
Stock options and RSUs outstanding	2,669,819	2,305,451
Shares reserved for TCG Pre-funded Warrant	—	1,666,667
Shares available for future grant under the 2017 Performance Incentive Plan	353,240	551,727
Shares available for future grant under the 2025 Inducement Plan	231,690	—
Shares available for issuance under the employee stock purchase plan	45,858	47,383
Total common stock reserved for issuance	3,300,607	4,571,228

Note 9 — License and Collaboration Agreements

We have entered into various collaboration agreements including license agreements and collaborative research, development and commercialization agreements with various pharmaceutical and biotechnology companies. Under these collaboration arrangements, we are entitled to receive license fees, upfront payments, milestone and other contingent payments, royalties, sales milestone payments, reimbursements for research and development activities and (before the sale of the Facility) payments for the manufacture and supply of our PEG reagents. We generally include our costs of performing these services in research and development expense, except for costs for product sales to our collaboration partners which we include in cost of goods sold. We analyze our agreements to determine whether we should account for the agreements within the scope of ASC 808 *Collaborative Arrangements*, and, if so, we analyze whether we should account for any elements under ASC 606 *Revenue from Contracts with Customers*.

Biolojic Design, Ltd. (Biolojic): NKTR-0165

In 2021, we entered into a research collaboration and license option agreement with Biolojic to discover and develop agonistic antibodies that activate a novel and previously un-drugged target for the treatment of autoimmune diseases. In 2023, we exercised an option to gain an exclusive license to specified agonistic antibodies and other materials that were developed pursuant to this arrangement in all fields of use (other than in the field of oncology). As a result of exercising the option to gain an exclusive license, we may be required to pay up to $18.0 million based on the achievement of certain development milestones, including the first milestone of $3.0 million payable upon the acceptance of the first investigational new drug application, and up to $35.0 million based on the achievement of certain regulatory approval milestones. Each milestone is payable only once, regardless of the number of indications for which we develop the licensed product. We record a liability when a milestone payment becomes probable. As of December 31, 2025, no milestones have been achieved or are considered probable, and no liability has been recorded.

Bristol-Myers Squibb Company (BMS): *Bempegaldesleukin, also referred to as NKTR-214*

Effective April 3, 2018, we entered into a Strategic Collaboration Agreement (the BMS Collaboration Agreement) and a Share Purchase Agreement with BMS. Pursuant to the BMS Collaboration Agreement, we and BMS jointly developed bempegaldesleukin in combination with BMS' Opdivo®. Upon the effective date of these agreements, BMS paid us a non-refundable upfront cash payment of $1.0 billion and purchased 552,307 shares of our common stock for total additional cash consideration of $850.0 million.

In April 2022, we announced that BMS and we decided to discontinue all development of bempegaldesleukin in combination with Opdivo®. On September 6, 2023, BMS and we terminated the BMS Collaboration Agreement. On February 12, 2024, we repurchased the 552,307 shares previously sold to BMS for total cash consideration of $3.0 million.

Other

We have other collaboration agreements that have resulted in commercialized products for our collaborations partners. Under these agreements, we are entitled to receive royalties based on net sales of these products as well as sales milestones. As discussed in Note 6, we have sold our rights to receive royalties from these other collaboration agreements.

We have a collaboration agreement with UCB for dapirolizumab pegol, under which we are entitled to a total of up to $40.0 million of regulatory approval milestones, as well as royalties in the low single digits based on net sales of commercialized products, if any. UCB is developing dapirolizumab pegol, a PEGylated antibody fragment, with Biogen, Inc. for the treatment of systemic lupus erythematosus. However, given the current phase of development of this product and the uncertainty in clinical development, we have excluded these milestones from the transaction price for this agreement.

On July 31, 2024, and further formalized in an Amended and Restated Manufacturing and Supply Agreement dated October 18, 2024, we entered into a long-term "take or pay" supply agreement with UCB that increases the selling price of the PEG reagent used in the manufacture of CIMZIA® (the UCB Supply Agreement). The UCB Supply Agreement also covers UCB's purchases of the same reagent (at the same price) for use in the manufacture of dapirolizumab pegol. We analyzed the terms of the agreement, including its cancellation provisions, and concluded that it represents a long-term agreement. Since the performance obligations are deliveries of a single reagent, we determined a single sales price for recognition of revenue over the term of the arrangement. Accordingly, because the billed price was less than the single sales price, we recorded a contract asset of $7.0 million as of December 2, 2024. Pursuant to the APA between Gannet BioChem and us, the UCB Supply Agreement was assigned to Gannet BioChem upon closing of the sale of the Facility.

We have not sold our rights to receive these milestones or royalties from dapirolizumab pegol under the APA for the sale of the Facility, and the assignment of the supply agreements to Gannet BioChem does not alter the potential milestones and potential royalties payable by UCB to us pursuant to the collaboration agreement for dapirolizumab pegol nor the non-cash royalties payable under our collaboration agreement for CIMZIA®. See Note 4 for additional information on the APA.

Note 10 — Restructuring and Impairment

As discussed in Note 1, in April 2022 and April 2023, we announced the 2022 Restructuring Plan and the 2023 Restructuring Plan, pursuant to which we terminated significant portions of our workforce and decided to sublease all of our leased premises in San Francisco, California, including our office leased space in the Third Street Facility and our office and laboratory space in the Mission Bay Facility.

In connection with our 2022 and 2023 Restructuring Plans, restructuring and impairment includes the following (in thousands):

| | Year ended December 31, | |
	2025	2024
Impairment of right-of-use assets and property, plant and equipment	$ 4,441	$ 8,329
Contract termination costs	4,890	7,341
Restructuring and impairment	$ 9,331	$ 15,670

Impairment of Long-Lived Assets

As a result of our 2022 and 2023 Restructuring Plans, we decided to seek a sublease for all of our leased spaces in the Third St. Facility and the Mission Bay Facility. Accordingly, we evaluate each space for impairment at each reporting date, as facts and circumstances change. The significant assumptions in our impairment analysis relate to sublease income, including the length of time to enter into a sublease, sublease rental payments, free rent periods, tenant improvement allowances and broker commissions. When available, we use sublease negotiations or agreements, but in the absence of such information, we develop our own subjective estimates based on current real estate trends and market conditions. Accordingly, our estimates are subject to significant risk, and the terms of sublease agreements, if any, and the resulting amount and timing of sublease income, if ever realized, may be materially different than our estimates.

As part of our evaluation of each sublease space, we separately compare the estimated undiscounted sublease income, if any, as described above, for each sublease to the net book value of the related long-term assets, which include right-of-use assets and certain property, plant and equipment, primarily for leasehold improvements (collectively, sublease assets). If such sublease income exceeds the net book value of the sublease assets, we do not record an impairment charge. Otherwise, we record an impairment charge by reducing the net book value of the sublease assets to their estimated fair value, which we determined by discounting the estimated sublease income using the estimated borrowing rate of a market participant subtenant, which we estimated to be 6.2% for the three months ended June 30, 2024.

During the year ended December 31, 2024, as the life sciences and office lease markets continued to deteriorate, we recorded non-cash impairment charges totaling $8.3 million, consisting of $3.9 million for our office and laboratory leased space in the Mission Bay Facility and $4.4 million for our office lease space in the Third St. Facility.

We recorded an additional $4.4 million non-cash impairment charges for our office and laboratory leased space in the Mission Bay Facility during the three month ended December 31, 2025 as the life sciences and office lease markets continued to demonstrate a sustained weakness.

For these impairment charges, we developed our estimates of sublease income based on market participant assumptions as described above.

The following is a reconciliation of the impairment charges we recorded for the full years ended December 31, 2025 and 2024, including the net book values of the sublease assets before the impairment and the fair values of the sublease assets (in thousands):

| | Year-Ended December 31, 2025 | | |
	Operating Lease Right-of-Use Assets	Property, Plant and Equipment	Total
Net book value of impaired sublease assets	$ 3,817	$ 624	$ 4,441
Less: Fair value of impaired facilities — Level 3 of Fair Value Hierarchy	—	—	—
Total impairment of right-of-use assets and property, plant and equipment	$ 3,817	$ 624	$ 4,441

| | Year Ended December 31, 2024 | | |
	Operating Lease Right-of-Use Assets	Property, Plant and Equipment	Total
Net book value of impaired sublease assets	$ 12,506	$ 1,897	$ 14,403
Less: Fair value of impaired sublease assets — Level 3 of Fair Value Hierarchy	(5,219)	(855)	(6,074)
Total impairment of right-of-use assets and property, plant and equipment	$ 7,287	$ 1,042	$ 8,329

Contract Termination Costs

We have incurred significant contract termination costs in connection with our Restructuring Plans. Because we continue to adjust the liability based on updates to our assumptions at each reporting date, we continue to recognize expense as our estimates change until settlement.

The following are reconciliations of the contract termination costs, for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
Liability balances as of December 31, 2023	$ 5,542
Expense recognized during the period	7,341
Payments during the period	(3,805)
Liability balances as of December 31, 2024	9,078
Expense recognized during the period	4,890
Payments during the period	(3,286)
Liability balances as of December 31, 2025	$ 10,682

As of December 31, 2025 and 2024, we reported $2.6 million and $2.8 million, respectively, within accrued expenses and remaining amounts within other long-term liabilities on our Consolidated Balance Sheets.

Note 11 — Gain on Sale of the Huntsville Manufacturing Facility

As discussed in Note 1, on December 2, 2024, we sold the Facility to Gannet BioChem. We recorded a gain on the sale based on the net cash proceeds received and our estimated fair value of our investment in Gannet BioChem, as compared to the carrying value of the Facility at closing. The gain was computed as follows (in thousands):

Cash proceeds at closing	$	71,167
Net working capital adjustment		(322)
Fair value of equity method investment in Gannet BioChem - Level 3 of Fair Value Hierarchy		12,218
Gross cash and non-cash proceeds		83,063
Transaction costs		(6,155)
Net proceeds	$	76,908
Accounts receivable	$	4,250
Inventory		14,655
Other current assets		864
Current liabilities		(1,354)
Net working capital		18,415
Property, plant and equipment, net		11,569
Contract asset, net		6,534
Net assets sold	$	36,518
Net proceeds	$	76,908
Net assets sold		(36,518)
Gain on asset sale	$	40,390

We estimated the fair value of the equity method investment using an option pricing method (OPM) based on the consideration paid for the preferred units. The OPM allows for the allocation of a company's equity value among the various equity capital owners (preferred and common unitholders) and estimates the implied equity value of Gannet BioChem. The OPM uses the unitholders' liquidation preferences to determine how proceeds from a liquidity event shall be distributed among the various ownership classes with an expected term to a liquidity event commensurate with a private equity investment. The following table lists the other Black-Scholes option-pricing model assumptions used to calculate the fair value of the equity method investment.

Risk-free interest rate	4.1%
Dividend yield	0.0%
Volatility factor	50.0%

Note 12 — Stock-Based Compensation

2017 Performance Incentive Plan

Our 2017 Performance Incentive Plan, as amended and restated, (2017 Plan) provides for the issuance of our common stock to members of the Board of Directors, officers or employees, certain consultants and advisors and our subsidiaries. On May 23, 2025, our shareholders approved an amendment to the Amended and Restated 2017 Performance Incentive Plan to increase the aggregate number of shares of common stock authorized for issuance thereunder by 6,000,000 shares, which were subsequently adjusted to 400,000 shares due to the effect of the Reverse Stock Split. Under the 2017 Plan, we may issue stock options, restricted stock, performance stock, stock units, stock appreciation rights and other similar types of awards. Shares issued for RSUs, PSUs or any other "full-value award" are counted against the share limit as 1.5 shares for every one share granted in connection with the award.

We have granted non-qualified stock options and RSUs to employees, officers, and non-employee directors. For our employees, the requisite service period is generally three to four years. For our directors, the requisite service is generally one year. The maximum term of a stock option is eight years from the date of grant. The per share exercise price of an option generally may not be less than the fair market value of a share of our common stock on the NASDAQ Stock Market on the date of grant.

Under our Change in Control Plan (the CIC Plan), in the event of a change of control of Nektar and a subsequent termination of employment initiated by us or a successor company other than for Cause (as defined in the CIC Plan) within twelve months following a change of control, our employees are entitled to full acceleration of their unvested equity awards. Our Chief Executive Officer, Senior Vice Presidents and Vice Presidents (including Principal Fellows) are also entitled to full acceleration of unvested equity awards if the termination is initiated by the employee for a Good Reason Resignation (as defined in the CIC Plan) within twelve months following a change of control. Additionally, non-employee directors would also be entitled to full acceleration of vesting of all outstanding stock awards in the event of a change of control transaction.

2025 Inducement Plan

On November 6, 2025, the Board of Directors approved and adopted the 2025 Inducement Plan, to reserve 250,000 shares of common stock to be used exclusively for the grants of equity awards to individuals who were not previously an employee or non-employee director of Nektar (or following a bona fide period of non-employment), as an inducement material to such individual's entering into employment with Nektar, pursuant to Nasdaq Listing Rule 5635(c)(4). The 2025 Inducement Plan was adopted without stockholder approval pursuant to Nasdaq Listing Rule 5635(c)(4) and will be administered by the Organization and Compensation Committee of the Board of Directors.

Employee Stock Purchase Plan

Under the terms of our Employee Stock Purchase Plan (ESPP), employees may purchase shares of our common stock based on a percentage of their compensation subject to certain limits. Shares are purchased at 85% of the lower of the closing price on either the first day or last day of each six-month offering period.

Stock-Based Compensation Expense

We recognize total stock-based compensation expense in our Consolidated Statements of Operations as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Cost of goods sold	$ —	$ 1,946
Research and development	5,444	8,161
General and administrative	7,205	11,505
Total stock-based compensation	$ 12,649	$ 21,612

Stock-based compensation expense resulting from our ESPP was not significant in the years ended December 31, 2025 and 2024.

As of December 31, 2025, total unrecognized compensation costs of $32.2 million related to unvested stock-based compensation awards are expected to be recognized as expense over a weighted-average period of 2.8 years.

Black-Scholes Assumptions

The following table lists the Black-Scholes option-pricing model assumptions used to calculate the fair value of employee and director stock options, as well as the resulting grant-date fair value:

	Year Ended December 31,	
	2025	2024
Average risk-free interest rate	3.8%	4.2%
Dividend yield	0.0%	0.0%
Average volatility factor	104.9%	91.7%
Weighted-average expected life	5.2 years	5.1 years
Weighted-average grant-date fair value of options granted	$ 34.48	$ 11.42

The average risk-free interest rate is based on the U.S. treasury yield curve in effect at the time of grant for periods commensurate with the expected life of the stock-based award. We have never paid dividends, nor do we expect to pay dividends in the foreseeable future; therefore, we used a dividend yield of zero. Our estimate of expected volatility is based on the daily historical trading data of our common stock at the time of grant over a historical period commensurate with the expected life of the stock-based award. We estimated the weighted-average expected life based on the contractual and vesting terms of the stock options, as well as historical cancellation and exercise data.

Summary of Stock Option Activity

The table below presents a summary of stock option activity under our equity incentive plans (in thousands, except for share, per share, and contractual life information):

	Number of Shares		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in Years)		Aggregate Intrinsic Value(1)
Outstanding at December 31, 2024	2,203,927	$	83.73			
Options granted	529,888		43.60			
Options exercised	(76,013)		10.50			
Options forfeited & canceled	(196,083)		309.89			
Outstanding at December 31, 2025	2,461,719	$	59.34	5.09	$	42,513
Exercisable at December 31, 2025	1,164,061	$	93.36	4.74	$	19,583

(1) Aggregate intrinsic value represents the difference between the exercise price of the option and the closing market price of our common stock on December 31, 2025.

The intrinsic value of options exercised during the year ended December 31, 2025 was $2.2 million. The intrinsic value of options exercised during the year ended 2024 was not significant.

Summary of RSU Activity

A summary of RSU award activity is as follows:

	Units Issued		Weighted-Average Grant Date Fair Value
Unvested at December 31, 2024	101,524	$	105.31
Granted	195,943		43.87
Vested and released	(82,085)		87.03
Forfeited and canceled	(7,282)		99.68
Unvested at December 31, 2025	208,100	$	54.01

The weighted-average grant-date fair values of RSUs granted during the years ended December 31, 2025 and 2024 were $43.87 and $16.35, respectively. The fair value of RSUs that vested in the years ended December 31, 2025 and 2024 totaled $2.1 million and $2.8 million, respectively.

401(k) Retirement Plan

We sponsor a 401(k) retirement plan whereby eligible employees may elect to contribute up to the lesser of 60% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) plan permits us to make matching contributions on behalf of all participants, up to a maximum of $12,000 per participant for the years ended December 31, 2025 and 2024. For the years ended December 31, 2025 and 2024, we recognized $0.7 million, and $1.4 million, respectively, of compensation expense in connection with our 401(k) retirement plan.

Note 13 — Income Taxes

Loss before benefit for income taxes includes the following components (in thousands):

	Year Ended December 31,			
	2025		2024	
Domestic	$	(164,576)	$	(119,227)
Foreign		362		27
Loss before benefit for income taxes	$	(164,214)	$	(119,200)

Benefit for Income Taxes

The benefit for income taxes consists of the following (in thousands):

| | Year Ended December 31, | | | |
	2025		2024	
Current:				
Federal	$	—	$	—
State		8		(277)
Foreign		(210)		48
Total current income tax benefit		(202)		(229)
Deferred:				
Federal		—		—
State		—		—
Foreign		64		(10)
Total deferred income tax expense		64		(10)
Benefit for income taxes	$	(138)	$	(239)

As discussed in Note 1, we adopted ASU 2023-09 on a prospective basis beginning with the year ended December 31, 2025. The following table presents the reconciliation of our U.S. federal statutory tax amount and rate to our effective amount and rate for the year ended December 31, 2025 (dollars in thousands):

| | Year Ended December 31, 2025 | | |
	Amount		Percent
U.S. Federal Statutory Tax Rate	$	(34,485)	21.0%
State & local income taxes, net of federal income tax effect		8	0.0%
Foreign tax effects		(295)	0.2%
Effects of changes in tax laws or rates enacted in the current period		—	0.0%
Effects of cross-border tax laws		—	0.0%
Research credits		(781)	0.5%
Changes in valuation allowances		6,913	(4.2)%
Nontaxable or nondeductible items			
Stock-based compensation		6,881	(4.2)%
Liabilities related to the sales of future royalties, net		(4,085)	2.5%
Other		1,266	(0.8)%
Changes in unrecognized tax benefits		(431)	0.3%
Other adjustments			
Expiration of net operating loss carryforwards		24,806	(15.2)%
Other		65	0.0%
Benefit for income taxes	$	(138)	0.1%

The Company's effective tax rate differs from the U.S. federal statutory rate primarily due to tax credits, changes in valuation allowances, and nondeductible expenses. The rate was reduced by federal and state research and development credits generated during the year and by adjustments to prior-year credit carryforwards. Our tax payments were immaterial.

The following table presents the required disclosures before our adoption of ASU 2023-09 and reconciles the U.S. federal statutory income tax rate to the actual global effective income tax rate for the year ended December 31, 2024 (in thousands):

	Year Ended December 31, 2024
Income tax benefit at federal statutory rate	$ (25,032)
Research credits	7,741
Change in valuation allowance	1,635
Expiration of net operating loss carryforwards	8,252
Stock-based compensation	4,280
Non-cash interest expense on liabilities related to sales of future royalties	5,904
Non-cash royalty revenue related to sales of future royalties	(5,645)
Impairment of goodwill	—
Other	2,626
Benefit for income taxes	$ (239)
Effective Tax Rate	0.20%

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We measure deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future. Significant components of our deferred tax assets for federal and state income taxes are as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 625,497	$ 587,528
Research and other credits	137,530	135,871
Net capital loss carryforwards	39,648	39,648
Operating lease liabilities	24,517	22,767
Stock-based compensation	18,277	19,619
Capitalized research and development costs	35,183	45,607
Liabilities related to the sales of future royalties	—	2,020
Other	12,830	9,402
Deferred tax assets before valuation allowance	893,482	862,462
Valuation allowance for deferred tax assets	(892,432)	(859,084)
Total deferred tax assets	1,050	3,378
Deferred tax liabilities:		
Investment in foreign subsidiary	(575)	(511)
Other	(1,050)	(3,377)
Total deferred tax liabilities	(1,625)	(3,888)
Net deferred tax assets (liabilities)	$ (575)	$ (510)

Realization of our deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of U.S. earnings history and projected future losses, we have fully reserved our net U.S. deferred tax assets with a valuation allowance. The valuation allowance increased by $33.3 million for the year ended December 31, 2025 and increased by $4.6 million for the year ended December 31, 2024.

Our net deferred tax liability position reflects the provision for the withholding taxes associated with the repatriation of accumulated earnings and profits from India.

Net Operating Loss and Tax Credit Carryforwards

As of December 31, 2025, we had a net operating loss carryforward for federal income tax purposes of approximately $2.9 billion, of which $1.1 billion is subject to expiration beginning in 2026 and a total state net operating loss carryforward of approximately $1.0 billion, portions of which will begin to expire in 2027. We have federal tax credits of approximately $127.6 million, which will begin to expire in 2026 and state research credits of approximately $61.4 million which have no expiration date. Utilization of some of the federal and state net operating loss and credit carryforwards are subject to annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions.

Unrecognized tax benefits

We have the following activity relating to unrecognized tax benefits (in thousands):

	Year Ended December 31,	
	2025	2024
Beginning balance	$ 135,672	$ 126,498
Tax positions related to current year:		
Additions	704	582
Reductions	—	—
Tax positions related to prior years:		
Additions	27	10,101
Reductions	(9)	(16)
Settlements	—	(815)
Lapses in statute of limitations	(459)	(678)
Ending balance	$ 135,935	$ 135,672

We currently have a full valuation allowance against our U.S. net deferred tax asset which would impact the timing of the effective tax rate benefit should any of these uncertain tax positions be favorably settled in the future. Adjustments to the substantial majority of our uncertain tax positions would result in an adjustment of our net operating loss or tax credit carryforwards rather than resulting in a cash outlay.

We file income tax returns in the U.S., California, Alabama, certain other states and India and certain other international jurisdictions. As a result of our net operating loss and research credit carryforwards, substantially all of our domestic tax years remain open and subject to examination. We may be subject to examination in India and other jurisdictions from time to time. Pursuant to a review of an India income tax return, in January 2026, we received a demand in India, which we are in the process of appealing. We have assessed the merits of the demand and have not recorded a provision as we believe that it is more likely than not that we will prevail. We do not believe that any liability resulting from such this or other examination would have a material effect on our financial position or results of operations.

Our policy is to include interest and penalties related to unrecognized tax benefits, if any, within the benefit for income taxes in the consolidated statements of operations. During the years ended December 31, 2025 and 2024, no significant interest or penalties were recognized relating to unrecognized tax benefits.

Note 14 — Segment Reporting

We operate in one business segment which focuses on applying our expertise to develop novel drug candidates. Our business offerings have similar economics and other characteristics, including the nature of products and manufacturing processes, types of customers, distribution methods and regulatory environment. We are comprehensively managed as one business segment by our Chief Executive Officer, who is our chief operating decision maker (CODM).

The CODM assesses the performance of the Company and decides how to allocate resources based upon net loss that is also reported within the Consolidated Statements of Operations. The measure of segment assets that is reviewed by the CODM is reported within the Consolidated Balance Sheet as total assets.

The following is a summary of the significant expense categories and consolidated net loss details provided to the CODM (in thousands):

	Year Ended December 31,			
	2025		**2024**	
Revenue:	$	55,232	$	98,427
Operating costs and expenses:				
Cost of goods sold		—		30,686
Clinical development, contract manufacturing and other third party costs				
Rezpegaldesleukin (IL-2 receptor agonist/regulatory T cell agent)		51,531		49,382
NKTR-255 (IL-15 receptor agonist)		6,486		15,795
NKTR-0165 (tumor necrosis factor receptor type II agonist)		9,569		9,339
Discovery research and other programs		1,833		2,334
Total clinical development, contract manufacturing and other third party costs		69,419		76,850
Employee costs (a)(b)		46,003		40,204
Facilities costs (a)		12,306		16,821
Other operating costs (a)(c)		44,727		42,047
Other segment expenses		22,879		37,407
Gain on sale of the Huntsville manufacturing facility		—		(40,390)
Total operating costs and expenses		195,334		203,625
Loss from operations		(140,102)		(105,198)
Non-operating income (expense):				
Non-cash interest expense on liabilities related to sales of future royalties		(26,184)		(28,112)
Interest income		10,438		14,500
Other income (expense), net		361		(390)
Total non-operating income (expense), net		(15,385)		(14,002)
Loss before benefit for income taxes and equity method investment		(155,487)		(119,200)
Benefit for income taxes		(138)		(239)
Loss before equity method investment		(155,349)		(118,961)
Loss from equity method investment		(8,727)		—
Net loss	$	(164,076)	$	(118,961)

Other segment expense items included within net loss include the following (in thousands):

	Year Ended December 31,			
	2025		**2024**	
Impairment of right-of-use assets and property, plant and equipment	$	4,441	$	8,329
Contract termination costs		4,890		7,341
Stock-based compensation (a)		12,649		19,666
Depreciation and amortization expense (a)		899		2,071
Total other segment expenses	$	22,879	$	37,407

a) Employee costs, facilities costs, other operating costs, stock-based compensation expense and depreciation and amortization expense include amounts reported in research and development expense and general and administrative expense in our Consolidated Statements of Operations. Such amounts reported in cost of goods sold in our Consolidated Statements of Operations are included in cost of goods sold in the summary of significant segment expenses above.

b) Includes compensation and benefits for our employees and costs for our contractors and temporary workers.

c) Includes legal and patent expenses, information technology infrastructure and other costs, professional accounting, insurance, travel and entertainment and other third-party services and expenses.

Our revenue has been derived primarily from customers in the pharmaceutical and biotechnology industries. Revenue from Baxalta (a subsidiary of Takeda Pharmaceutical Company Limited), AstraZeneca, and UCB represented 45%, 37%, and 14% of our revenue, respectively, for the year ended December 31, 2025. Revenue from UCB, Baxalta, AstraZeneca, Pfizer Inc., and Roche represented 39%, 18%, 17%, 12% and 10% of our revenue, respectively, for the year ended December 31, 2024.

Revenue by geographic area is based on the headquarters or shipping locations of our partners. The following table sets forth revenue by geographic area (in thousands):

| | Year Ended December 31, | |
	2025	2024
United States	$ —	$ 1,375
Rest of World	55,232	97,052
Total revenue	$ 55,232	$ 98,427

At December 31, 2025 and 2024, all of our property, plant and equipment was located in the United States.

Note 15 — Subsequent Events

On February 13, 2026, we completed the sale and issuance of 7,637,931 shares of common stock at a price of $58.00 per share and 293,103 pre-funded warrants at price of $57.9999 per pre-funded warrant in an underwritten public offering (the 2026 Offering). The estimated net proceeds from the 2026 Offering totaled approximately $432.0 million, after deducting underwriting discounts and commissions and estimated offering expenses. See Note 8 for additional information.

From February 20, 2026 through March 11, 2026, we issued 639,131 shares of our common stock under the November 2025 ATM Sales Agreement at a weighted average price of $71.15 per share for net proceeds of $44.1 million after deducting related commissions of approximately $1.4 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act of 1934 (Exchange Act) reports is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon, and as of the date of, this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Based on our evaluation under the framework described in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

We continuously seek to improve the efficiency and effectiveness of our internal controls. This results in refinements to processes throughout the Company. There was no change in our internal control over financial reporting during the quarter ended December 31, 2025, which was identified in connection with our management's evaluation required by Exchange Act Rules 13a-15(f) and 15d-15(f) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. *Other Information*

(a)   None.

(b)   None of our directors or "officers," as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, adopted or terminated a Rule 10b5-1 trading plan or arrangement or a non-Rule 10b5-1 trading plan or arrangement, as defined in Item 408(c) of Regulation S-K, during the fiscal quarter covered by this report.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

Information relating to our executive officers required by this item is set forth in Part I — Item 1 of this report under the caption "Information about our Executive Officers" and is incorporated herein by reference. The other information required by this Item is incorporated by reference from the definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A (Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Form 10-K under the captions "Corporate Governance and Board of Directors," "Proposal 1 — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance."

Information regarding our audit committee financial expert will be set forth in the Proxy Statement under the caption "Audit Committee," which information is incorporated herein by reference.

We have a Code of Business Conduct and Ethics applicable to all employees, including the principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is posted on our website at www.nektar.com. Amendments to, and waivers from, the Code of Business Conduct and Ethics that apply to any of these officers, or persons performing similar functions, and that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K will be disclosed at the website address provided above and, to the extent required by applicable regulations, on a current report on Form 8-K.

As permitted by SEC Rule 10b5-1, certain of our executive officers, directors and other employees have or may set up a predefined, structured stock trading program with their broker to sell our stock. The stock trading program allows a broker acting on behalf of the executive officer, director or other employee to trade our stock during blackout periods or while such executive officer, director or other employee may be aware of material, nonpublic information, if the trade is performed according to a pre-existing contract, instruction or plan that was established with the broker when such executive officer, director or employee was not aware of any material, nonpublic information. Executive officers and directors can only sell our stock in accordance with our securities trading policy and pursuant to a stock trading program set up under Rule 10b5-1 (wherein "exercise and hold" and stock purchases are exempted, and sales outside such a program can proceed upon approval of the Nominating and Corporate Governance Committee of our Board of Directors. Employees who are not executive officers may trade our stock outside of the stock trading programs set up under Rule 10b5-1 subject to our securities trading policy.

Item 11. *Executive Compensation*

The information required by this Item will be included in the Proxy Statement and incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item will be included in the Proxy Statement and incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item will be included in the Proxy Statement and incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item will be included in the Proxy Statement and incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   The following documents are filed as part of this report:

(1)   Consolidated Financial Statements:

The following financial statements are filed as part of this Annual Report on Form 10-K under Item 8 "Financial Statements and Supplementary Data."

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	64
Consolidated Balance Sheets at December 31, 2025 and 2024	66
Consolidated Statements of Operations for each of the two years in the period ended December 31, 2025	67
Consolidated Statements of Comprehensive Loss for each of the two years in the period ended December 31, 2025	68
Consolidated Statements of Stockholders' Equity for each of the two years in the period ended December 31, 2025	69
Consolidated Statements of Cash Flows for each of the two years in the period ended December 31, 2025	70
Notes to Consolidated Financial Statements	71

(2)   *Financial Statement Schedules:*

All financial statement schedules have been omitted because they are not applicable, or the information required is presented in our consolidated financial statements and notes thereto under Item 8 of this Annual Report on Form 10-K.

(3)   *Exhibits.*

Except as so indicated in Exhibit 32.1, the following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Item 16. Form 10-K Summary.

None provided.

Exhibit Number	Description of Documents
3.1(2)	Certificate of Incorporation of Inhale Therapeutic Systems (Delaware), Inc.
3.2(3)	Certificate of Amendment of the Amended Certificate of Incorporation of Inhale Therapeutic Systems, Inc.
3.3(4)	Certificate of Ownership and Merger of Nektar Therapeutics.
3.4(5)	Certificate of Ownership and Merger of Nektar Therapeutics AL, Corporation with and into Nektar Therapeutics.
3.5(6)	Amended and Restated Bylaws of Nektar Therapeutics.
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, and 3.5.
4.2(4)	Specimen Common Stock certificate.
4.3(7)	Indenture dated October 5, 2015 by and between Nektar Therapeutics and Wilmington Trust, National Association, and TC Lending, LLC including the form of 7.75% Senior Secured Note due 2020.
4.4(28)	Description of Securities.
10.1(8)	Discretionary Incentive Compensation Policy++
10.2(8)	Amended and Restated Change of Control Severance Benefit Plan.++
10.3(9)	2012 Performance Incentive Plan.++
10.4(10)	Forms of Stock Option Agreement, Performance Stock Option Agreement, Restricted Stock Unit Agreement and Performance Restricted Stock Unit Agreement under the 2012 Performance Incentive Plan.++
10.5(11)	Nektar Therapeutics Amended and Restated 2017 Performance Incentive Plan, as amended.++

Exhibit Number	Description of Documents
10.6(12)	Forms of Stock Option Agreement, Performance Stock Option Agreement, Non-Employee Director Stock Option Agreement, Restricted Stock Unit Agreement, Performance Restricted Stock Unit Agreement, and Non-Employee Director Restricted Stock Unit Agreement under the Amended and Restated 2017 Performance Incentive Plan.++
10.7(13)	Employee Stock Purchase Plan, as amended and restated.++
10.8(14)	Amended and Restated Compensation Plan for Non-Employee Directors.++
10.9(15)	401(k) Retirement Plan.++
10.10(16)	Form of Severance Letter for executive officers of the company.++
10.11(1)	Amended and Restated Letter Agreement, executed effective on December 1, 2008, with Howard W. Robin.++
10.12(1)	Amended and Restated Letter Agreement, executed effective on December 1, 2008, with John Nicholson.++
10.13(17)	Letter Agreement, executed effective on December 10, 2009, with Stephen K. Doberstein, Ph.D.++
10.14(28)	Transition, Separation and General Release Agreement, dated as of January 9, 2020, by and between Stephen K. Doberstein and Nektar Therapeutics. ++
10.15(19)	Separation, Consulting and General Release Agreement effective as of October 15, 2019, by and between Nektar Therapeutics and John Nicholson.++
10.16(28)	Employment Agreement effective as of December 4, 2019, by and between Nektar Therapeutics and John Northcott.++
10.17(16)	Amended and Restated Built-to-Suit Lease between Nektar Therapeutics and BMR-201 Industrial Road LLC, dated August 17, 2004, as amended on January 11, 2005 and July 19, 2007.
10.18(18)	Lease Agreement dated August 4, 2017, as amended by the First Amendment to Lease dated as of August 29, 2017, by and between ARE-San Francisco No. 19, LLC and Nektar Therapeutics.
10.19(20)	Settlement Agreement and General Release, dated June 30, 2006, by and between The Board of Trustees of the University of Alabama, The University of Alabama in Huntsville, Nektar Therapeutics AL, Corporation (a wholly-owned subsidiary of Nektar Therapeutics), Nektar Therapeutics and J. Milton Harris.
10.20(1)	Exclusive Research, Development, License and Manufacturing and Supply Agreement, by and among Nektar AL Corporation, Baxter Healthcare SA, and Baxter Healthcare Corporation, dated September 26, 2005, as amended.+
10.21(1)	Exclusive License Agreement, dated December 31, 2008, between Nektar Therapeutics, a Delaware corporation, and Novartis Pharma AG, a Swiss corporation.+
10.22(17)	Supply, Dedicated Suite and Manufacturing Guarantee Agreement, dated October 29, 2010, by and among Nektar Therapeutics, Amgen Inc. and Amgen Manufacturing, Limited.+
10.23(21)	License Agreement by and between AstraZeneca AB and Nektar Therapeutics, dated September 20, 2009.+
10.24(22)	Collaboration and License Agreement dated as of May 30, 2016, by and between Daiichi Sankyo Europe GmbH and Nektar Therapeutics.
10.25(18)	License Agreement effective as of August 23, 2017, by and between Eli Lilly and Company and Nektar Therapeutics.
10.26(7)	Purchase Agreement dated September 30, 2015 by and among Nektar Therapeutics and TC Lending, LLC and TAO Fund, LLC.
10.27(7)	Pledge and Security Agreement dated October 5, 2015 by and among Nektar Therapeutics and TC Lending, LLC.
10.28(23)	Purchase and Sale Agreement, dated as of February 24, 2012, between Nektar Therapeutics and RPI Finance Trust.+
10.29(24)	Amendment No. 1 to License Agreement dated effective as of August 8, 2013, by and between Nektar Therapeutics and AstraZeneca AB.+

Exhibit Number	Description of Documents
10.30(25)	Investor Agreement, dated as of February 13, 2018, by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.+
10.31(25)	Strategic Collaboration Agreement, dated as of February 13, 2018, by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.+
10.32(29)	Co-Development Agreement, dated as of February 12, 2021, by and between SFJ Pharmaceuticals XII, L.P. and Nektar Therapeutics.+
10.33(28)	Amendment No. 1 to Strategic Collaboration Agreement dated as of January 9, 2020, by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.+
10.34(26)	Share Purchase Agreement, dated as of February 13, 2018, by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.
10.35(27)	Office Lease, effective as of May 31, 2018, by and between Kilroy Realty Finance Partnership, L.P., and Nektar Therapeutics.
10.36(29)	Purchase and Sale Agreement, dated December 16, 2020, by and between entities managed by Healthcare Royalty Management, LLC and Nektar Therapeutics.+
10.37(30)	Amendment No. 2 to Strategic Collaboration Agreement dated as of January 12, 2022, by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.+
10.38(31)	Employment Transition, Separation and Consultation Agreement, dated as of June 29, 2022, by and between Nektar Therapeutics and John Northcott.++
10.39(32)	Consulting Agreement between Nektar Therapeutics and FLG Partners, LLC dated April, 2023++
10.40(33)	Employment Separation and Release Agreement effective as of June 19, 2023 by and between Nektar Therapeutics and Jillian B. Thomsen.++
10.41(34)	Letter Agreement dated as of September 6, 2023 by and between Bristol-Myers Squibb and Company and Nektar Therapeutics.+
10.42(35)	Amendment No. 1 to Purchase and Sale Agreement, dated December 16, 2020, by and between entities managed by Healthcare Royalty Management, LLC and Nektar Therapeutics.
10.43 (36)	Asset Purchase Agreement, dated as of November 1, 2024, between Nektar Therapeutics and an affiliate of Ampersand Management LLC d/b/a Ampersand Capital Partners.
19.1(37)	Nektar Therapeutics Insider Trading Policy
21.1(38)	Subsidiaries of Nektar Therapeutics.
23.1(38)	Consent of Independent Registered Public Accounting Firm.
24(38)	Power of Attorney (reference is made to the signature page).
31.1(38)	Certification of Nektar Therapeutics' principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a).
31.2(38)	Certification of Nektar Therapeutics' principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a).
32.1*	Section 1350 Certifications.
97 (37)	Nektar Therapeutics Compensation Recovery Policy, dated June 8, 2023
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Label Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104**	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

_____

+ Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit in accordance with the rules of the Securities and Exchange Commission.

++ Management contract or compensatory plan or arrangement.

* Exhibit 32.1 is being furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall such exhibit be deemed to be incorporated by reference in any registration statement or other document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act, except as otherwise stated in such filing.

** Inline XBRL information is filed herewith.

(1) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2008.

(2) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(3) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(4) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K, filed on January 23, 2003.

(5) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2009.

(6) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K, filed on December 16, 2022.

(7) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K, filed on October 6, 2015.

(8) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2011.

(9) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K, filed on June 17, 2015.

(10) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K filed on December 17, 2015.

(11) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

(12) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2018.

(13) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

(14) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the Quarter ended March 31, 2020.

(15) Incorporated by reference to the indicated exhibit in Nektar Therapeutics Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(16) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(17) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2010.

(18) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

(19) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

(20) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(21) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

(22) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.

(23) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

(24) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

(25) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

(26) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K filed on February 14, 2018.

(27) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.

(28) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2019.

(29) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2020.

(30) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2021.

(31) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

(32) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.

(33) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

(34) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

(35) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

(36) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Current Report on Form 8-K, filed on November 5, 2024.

(37) Incorporated by reference to the indicated exhibit in Nektar Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2024.

(38) Filed herewith.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2026

NEKTAR THERAPEUTICS
By: /s/ SANDRA GARDINER

Sandra Gardiner
Interim Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSON BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard W. Robin and Sandra Gardiner and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratify and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ HOWARD W. ROBIN **Howard W. Robin**	Chief Executive Officer, President and Director (Principal Executive Officer)	March 12, 2026
/s/ SANDRA GARDINER **Sandra Gardiner**	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2026
/s/ ROBERT B. CHESS **Robert B. Chess**	Director, Chairman of the Board of Directors	March 12, 2026
/s/ JEFFREY R. AJER **Jeffrey R. Ajer**	Director	March 12, 2026
/s/ DIANA M. BRAINARD **Diana M. Brainard**	Director	March 12, 2026
/s/ R. SCOTT GREER **R. Scott Greer**	Director	March 12, 2026
/s/ ROY A. WHITFIELD **Roy A. Whitfield**	Director	March 12, 2026

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